As filed with the Securities and Exchange Commission on September 26, 2000

                                            Registration Statement No. 333-35002

================================================================================

            SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

                         Post-Effective Amendment No. 1
                                       to
                                    Form S-1

             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                                 BURST.COM, INC.
             (Exact name of Registrant as specified in its charter)


               Delaware                                  7372                               84-1141967
    (State or Other Jurisdiction of          (Primary Standard Industrial                (I.R.S. Employer
    Incorporation or Organization)           Classification Code Number)              Identification Number)

                          500 Sansome Street, Suite 503
                 San Francisco, California 94111 (415) 391-4455
               (Address, Including Zip Code, and Telephone Number
        Including Area Code, of Registrant's Principal Executive Offices)

                      Richard Lang Chief Executive Officer
                                 Burst.com, Inc.
                          500 Sansome Street, Suite 503
                 San Francisco, California 94111 (415) 391-4455
       (Name, Address, Including Zip Code, and Telephone Number Including
                        Area Code, of Agent for Service)

                                   Copies to:

         Donald C. Reinke, Esq.                       Edward H. Davis, Esq.
          James L. Berg, Esq.                            General Counsel
                                                            Burst.com
                                                  500 Sansome Street, Suite 500
        Bay Venture Counsel, LLP                 San Francisco, California 94111
    1999 Harrison Street, Suite 1300                    (415) 391-4455
       Oakland, California 94612
             (510) 273-8750


--------------------------------------------------------------------------------

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant under Rule 415 of the Securities Act of 1933, check the following box.

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering [X] No. 333-35002

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box

                                                   CALCULATION OF REGISTRATION FEE
                                                   -------------------------------
                                                                   Proposed Maximum          Proposed Maximum
       Title of Each Class of              Amount to be           Offering Price Per        Aggregate Offering         Amount of
    Securities to Be Registered            Registered(1)               Share(2)                   Price             Registration Fee
    ---------------------------            -------------               --------                   -----             ----------------
      Common stock, par value
         $0.00001 per share              11,592,508 shares            $5.53 _____              $64,106,569             $16,896(3)

--------------------
(1) Includes (a) 5,792,634 shares of Common Stock (b) 5,799,874 shares of Common Stock issuable upon exercise of warrants to purchase shares of Common Stock and
(b) an indeterminate number of additional shares of Common Stock as may from time to time become issuable upon exercise of such warrants by reason of stock splits, stock dividends and other similar transactions, which shares are registered hereunder pursuant to Rule 416 under the Securities Act.

(2) The price of $5.53 per share, which was the average of the bid and asked prices for the Common Stock on September 21, 2000, is set forth solely for the purpose of calculating the registration fee in accordance with Rule 457(c) of the Securities Act.

(3) Amount shown previously paid.

--------------------------------------------------------------------------------

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

                 SUBJECT TO COMPLETION, DATED SEPTEMBER 26, 2000

                             Up to 11,592,508 Shares
                                  Common Stock

This is a public offering of up to 11,592,508 shares of common stock of Burst.com, Inc. All of these shares are being offered by the selling stockholders identified in this prospectus. Burst.com will not receive any of the proceeds from the sale of shares by the selling stockholders. The shares offered by this prospectus may be sold from time to time by the selling stockholders in the national over-the-counter market (or upon listing of the common stock on the Nasdaq SmallCap Market, on that market) at their prevailing prices, or in negotiated transactions.

Burst.com's common stock is traded on the National Association of Securities Dealers, Inc. Electronic Bulletin Board ("OTC Bulletin Board") under the symbol "IVDO". On September 21, 2000, the OTC Bulletin Board reported that the bid price per share was $5.375 and the asked price per share was $5.6875. We have applied for listing of our common stock on the Nasdaq SmallCap Market.

The shares of common stock offered by this prospectus consist of 5,792,634 shares owned by the selling stockholders, 5,799,874 shares that may be issued upon the exercise of warrants held by the selling stockholders and an indeterminate number of additional shares of common stock as may from time to time become issuable upon exercise of the warrants by reason of stock splits, stock dividends and anti-dilution provisions. These shares and warrants were purchased or otherwise acquired from Burst.com by the selling stockholders in connection with private placements in December 1999, January 2000 and August 2000.

Investing in the common stock involves risks. See "Risk Factors" beginning on page 4.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any presentation to the contrary is a criminal offense.

The shares of common stock offered by this prospectus have not been registered under the blue sky or securities laws of any jurisdiction, and any broker or dealer should assure itself of the existence of an exemption from registration or the effect of such registration in connection with the offer and sale of such shares.

                The date of this prospectus is September 26, 2000

                                TABLE OF CONTENTS

                                                                            Page

Prospectus Summary...........................................................1
The Offering.................................................................2
Summary Consolidated Financial Data..........................................3
Risk Factors.................................................................4
Cautionary Note on Forward-Looking Statements................................13
Use of Proceeds..............................................................13
Dividend Policy..............................................................13
Capitalization...............................................................13
Selected Financial Data......................................................16
Management's Discussion and Analysis of Financial Condition and
Results of Operations........................................................18
Business.....................................................................24
Management...................................................................38
Plan of Distribution.........................................................46
Selling Stockholders.........................................................47
Certain Relationships and Related Transactions...............................50
Principal Stockholders.......................................................54
Description of Capital Stock.................................................56
Shares Eligible for Future Sale..............................................59
Legal Matters................................................................60
Experts......................................................................60
Where You Can Get More Information...........................................61
Consolidated Financial Statements............................................F1

You should rely on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. The selling stockholders are offering to sell, and seeking offers to buy, shares of common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our common stock.

"Burstware(R)," "Burstaid(R)" and "Instant Video(R)" are our registered trademarks. We have filed an application for the trademarks "Faster-Than-Real-Time(TM)," "Burst Enabled(TM)," "Burst Hosting(TM)," "Burst.com(TM)" and "Burstware Bridge(TM)." Other service marks, trademarks and trade names referred to in this prospectus are the property of their respective owners.

                               PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus. This summary is not complete and does not contain all the information you should consider before buying shares in this offering. You should read the entire prospectus carefully, including the risk factors and consolidated financial statements and related notes appearing elsewhere in this prospectus. The prospectus contains forward-looking statements, which involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of the factors described under "Risk Factors" and elsewhere in this prospectus. See "Cautionary Note on Forward-Looking Statements."


Our Company

We are an independent provider of client/server network software for the delivery of video and audio information over networks. Our principal executive offices are located in San Francisco, California and we have seven additional sales offices in several domestic metropolitan areas. Our software manages the delivery of video and audio content over various networks, including the Internet and corporate intranets, optimizing network efficiency and quality of service. Our Burstware(R) suite of software products enables companies to transmit video and audio files at Faster-Than-Real-Time(TM) speed, which is accomplished by utilizing available bandwidth capacity to send more video or audio data to users than the players are demanding. This data is stored on the users' machine for playing on demand, thus isolating the user from noise and other network interference. The result is high quality, full-motion video and CD-quality audio to the end-user. Burstware(R) utilizes several components of our international patent portfolio, including the Faster-Than-Real-Time(TM) delivery method.

As  network   bandwidth,   data  storage,   processing   power  and  compression
technologies have become increasingly available, the demand for high-quality video and audio over the Internet, intranet and extranet has expanded rapidly. According to Paul Kagan Associates, in 1999, the number of households with high-speed access was estimated to be 1.9 million with service revenue of $574.0 million; by 2002, these figures are expected to reach 12.0 million and $3.6 billion, respectively. As businesses have begun to recognize the cost, inconvenience and inefficiency of business communication tools such as audio and videoconferencing, online business-to-business, business-to-consumer and business-to-employee communications have become commonplace. Frost & Sullivan, a leading market research firm, reported that video server market revenue for 1999 was expected to reach $722.7 million, growing to $2.1 billion by 2002.

As current real-time streaming technology expands rapidly online, content delivery becomes increasingly susceptible to network congestion and disruption causing interruption or degradation of the client's multimedia experience. Additionally, the number of real-time connections that can be maintained simultaneously by the server is limited by processing power as well as bandwidth availability. This, along with the fact that a server tends to devote disproportionate resources to the client with the most available bandwidth, also reduces the quality as well as the availability of the audio-visual content. As a result of these limitations, and including the fact that most streaming technology involves proprietary encoding schemes and limited platform acceptance, widespread dissemination of high-quality streaming content has yet to occur within either the business-to-business or business-to-consumer market. Escalating demand for audio-visual content as well as quality enhancement in its delivery has created a need for a software solution capable of eliminating network disruptions and utilizing client bandwidth efficiently.

Our Java-based Burstware(R) architecture delivers consistent, high-quality multimedia content with open standard flexibility through optimization of network resources and superior isolation from network disturbances. In a Burst-Enabled(TM) network, the server sends multiplexed "bursts" of content into the network at rates faster than real-time consumption, providing a local reserve in the event that data across the network slows or ceases. During all phases of content delivery, Burstware(R) provides continuous monitoring of consumption rates, multiple end-user needs and changes in network conditions. With a need-based delivery model and the ability to service the same number of real-time streaming clients using fewer network resources, our Burstware(R) Network Simulator has shown improvements of up to 60% in network efficiency, or throughput, when compared to real-time streaming.

Burstware(R) intelligence allows for multiple end-user applications as well. With the capacity to deliver data in a clear, efficient and cost-effective manner, Burstware(R) enables powerful business-to-business, business-to-consumer and business-to-employee communication. Burstware(R) also gives producers, aggregators and developers the ability to reach new markets with virtually unlimited access to vast libraries of content. Finally, Burstware(R)'s network delivery mechanism is ideally suited for numerous industries including news, entertainment, retail and advertising as well as local, state and federal governments and agencies.

Our principal executive offices are located at 500 Sansome Street, Suite 503, San Francisco, California, 95111, and our telephone number is (415) 391-4455.

In this prospectus, the terms "Burst.com," "we," "us," and "our" refer to Burst.com and our subsidiaries Timeshift-TV, Inc. and Explore Technology, Inc. unless the context otherwise requires.


                                  THE OFFERING

Common Stock offered by the selling
stockholders                                              11,592,508 shares (1)

Common stock to be outstanding after this offering        20,067,790 shares (2)

Use of proceeds                                           We will not receive any of the proceeds from the shares
                                                          sold by the selling stockholders. See "Selling
                                                          Stockholders".

OTC Bulletin Board symbol                                 IVDO

-----------------
(1) Includes 5,792,634 outstanding shares of our common stock and 5,799,874 shares of our common stock issuable on exercise of outstanding warrants.

(2) Common stock outstanding on September 22, 2000. It excludes (A) 7,644,700 shares of common stock issuable upon exercise of outstanding options granted under our 1992, 1998 and 1999 Stock Option Plans plus an additional 1,519,641 shares reserved for issuance under our Stock Option Plans, and (B) 6,684,322 shares issuable upon exercise of outstanding warrants.

                       SUMMARY CONSOLIDATED FINANCIAL DATA
                      (In thousands, except per share data)

The following table summarizes the consolidated financial data of our business.


                                                          Year ended December 31,            Six months ended June 30,
                                                          -----------------------               1999           2000
                                                                                                ----           ----
                                                      1997          1998          1999       (unaudited)    (unaudited)
                                                      ----          ----          ----       -----------    -----------
Statement of Operations Data:

     Sales                                          $   248       $    15       $   ---       $   ---       $   386

Gross profit                                        $    18       $    15       $   ---       $   ---       $   356

Operating loss                                      $(1,929)      $(4,664)      $(11,510)     $(4,200)      $ (10,037)

Net loss                                            $(2,062)      $(6,916)      $(12,978)     $ (4,169)     $ (10,059)

Net loss applicable to common  Stockholders         $(2,062)      $(15,679)     $(12,978)     $ (4,169)     $ (10,059)

Net loss per share of common stock:
     Basic and diluted                              $   (0.39)    $   (2.35)    $   (1.42)    $  (0.47)     $   (0.59)

Weighted average number of shares of common
     stock outstanding                                  5,259         6,659         9,122         8,884       17,114


The following table summarizes our balance sheet data as of December 31, 1999 and June 30, 2000.

The June data includes the effects of the following significant equity transactions:

     o our sale of 3,474,625 shares of our common stock in January 2000, resulting in gross proceeds of $13,899,000

     o the conversion of our preferred stock into 4,496,609 shares of our common stock in January 2000;

     o the conversion of $5,335,000 of notes payable (including $430,000 in notes issued in January 2000) into 1,333,750 shares of our common stock in January 2000; and

     o    offering costs totaling $1,103,000 related to the above transactions.


                                                                    As of            June 30, 2000
                                                              December 31, 1999       (unaudited)
                                                              -----------------       -----------
                                                                           (in thousands)
Balance Sheet Data:
Cash and cash equivalents                                           $  303               $3,477

Working capital (deficit)                                           (6,227)              1,457
Total assets                                                         1,129               5,789
Long-term obligations, net of current portion                        --                   --
     Stockholders' equity (deficit)                                 $(5,465)            $3,177

                                  RISK FACTORS

You should carefully consider the following risks and all other information contained in this prospectus before you decide to buy our common stock. We have included a discussion of each material risk that we have identified as of the date of this prospectus. However, additional risks and uncertainties not presently known to us or that we currently deem immaterial may also impair our business operations. If any of the following risks actually occur, our business, financial condition or operating results could suffer. If this occurs, the trading price of our common stock could decline, and you could lose all or part of the money you paid to buy our common stock.


Risks Relating to Burst.Com, Inc.

We are not currently profitable and may not achieve profitability.

We have a history of losses and expect to continue to incur net losses at least through the year 2001. We expect to incur significant operating expenses and, as a result, will need to generate significant revenues to achieve profitability, which may not occur. Even if we achieve profitability, we may be unable to sustain or increase profitability on a quarterly or annual basis in the future.

We will need additional financing in order to continue our operations, and we may not be able to raise additional financing on favorable terms, or at all.

We will need to raise additional capital in the future to continue our operations and implement our longer term expansion plans to respond to competitive pressures, or otherwise to respond to unanticipated requirements. We are currently offering shares of our common stock in a private placement directed to strategic investors. The terms of such financing, including the number of shares and the price per share, have not yet been determined and will be subject to negotiations between us and the prospective investors. If consummated, this financing could adversely affect the market price of our common stock. In addition, we cannot be certain that we will be able to obtain this or any other future additional financing on commercially reasonable terms or at all. Our failure to obtain additional financing, or inability to obtain financing on acceptable terms, could require us to limit our plans for expansion, incur indebtedness that has high rates of interest or substantial restrictive covenants, issue equity securities that will dilute your holdings, or discontinue all or a portion of our operations.

Our future success depends on our ability to keep pace with technological changes, which could result in a loss of revenues.

The emerging video streaming and content delivery and hosting industry is characterized by:

     o    rapidly changing technologies;

     o    frequent new product introductions; and

     o    rapid changes in customer requirements.

Video streaming technologies have reached commercially acceptable levels only in the last several years and are continuing to experience numerous changes. As a result, we must be able to maintain and extend our technological edge in order to ensure that our products remain commercially viable.

Our future success will depend on our ability to market and enhance our existing products and to develop and introduce new products and product features. These products and features must be cost-effective and keep pace with technological developments and address the increasingly sophisticated needs of our customers. We may not be successful at these tasks. We may also experience difficulties that could delay or prevent the successful development, introduction and marketing of these new products and features.

We may not be able to timely adopt emerging industry  standards,  which may make
our   products   unacceptable   to  potential   customers,   delay  our  product
introductions or increase our costs.

Our products must comply with a number of current industry standards and practices established by various international bodies. Our failure to comply with evolving standards, including industry standard CODECS, will limit acceptance of our products by market participants. If new standards are adopted in our industry, we may be required to adopt those standards in our products. It may take us a significant amount of time to develop and design products incorporating these new standards. We may also become dependent upon technologies developed by third parties and have to pay royalty fees, which may be substantial, to the developers of the technology that constitutes the newly adopted standards.

Our products are technologically complex and are designed to interface with third-party products, such as Microsoft's Windows Media Player(R) and the QuickTime(R) Player using publicly disseminated application program interfaces, or APIs. Modifications to the APIs for these third-party products could require further development effort on our part to continue to make the interface work properly or, in some cases, result in an inability of our products to work properly with third-party products. There is no assurance that these development efforts or similar kinds of changes will be successful or that we can develop new products effectively and quickly enough to avoid loss of revenues or market share.

If we do not develop new products or new product features in response to customer requirements or in a timely way, customers may not buy our products, which would seriously harm our business.

The software media delivery industry is rapidly evolving and subject to technological change and innovation. We must continue to enhance our products by adding new product features and introduce new products in response to customer requirements. If we fail to do so or in a timely manner, our customers may not buy our products, resulting in serious harm to our business.

We will not be able to sell sufficient quantities of our products to sustain a viable business if the market for software media delivery products does not develop or if a competing technology displaces our products.

The software media delivery market is in the early stage of development and is still evolving. For example, telecommunication companies such as SBC Communications, Inc. intend to develop products and services for delivering video content to their customers through digital subscriber line, or DSL, networks. While we believe that our products can be successfully incorporated into DSL and other broadband networks, further testing and development of our products in a DSL network and other broadband environments will be necessary. There can be no assurance that our products can be successfully incorporated into DSL or other broadband networks or that companies operating such networks will purchase our products. Our lack of product diversification exposes us to a substantial risk of loss in the event that the software media delivery market does not develop or if a competing technology replaces our software. If a competing technology replaces or takes significant market share from the products that our software support, we will not be able to sell our products in quantities sufficient to grow our business.

We rely upon our sales of a small number of products, and the failure of any one of our products to be successful in the market could substantially reduce our revenue.

We rely on sales of a small number of products to generate substantially all of our revenue. We are developing additional software products, but there can be no assurance that we will be successful in doing so. Consequently, if our existing products are not successful, our sales could decline materially, which harm our financial performance.

Our products generally have long sales cycles and implementation periods, which increase our costs in obtaining orders and reduce the predictability of our earnings.

Our products are technologically complex. Prospective customers generally must make a significant commitment to test and evaluate our software and to integrate it into their products. As a result, our sales process is often subject to delays associated with lengthy approval processes. For these and other reasons, the initial sales cycles of our new software products has been lengthy, recently averaging approximately four to six months from initiation in late 1999 to completion in 2000. We expect that future sales will also experience lengthy sales cycles.

Our products are often embedded in our customers' web pages. Since the proper development of video enabled web pages requires a relatively high level of technological expertise, we may be required to provide professional service support to our customers in this area. There can be no assurance that we will be able to staff adequately for and deliver the level of professional services required, or that we will be able to charge the customer fully for this work. The result could be further impediments to sales and possibly higher than anticipated costs of sales.

Long sales cycles are also subject to a number of significant risks over which we have little or no control and which are not usually encountered in a short sales span. These risks include our customers' budgetary constraints, internal acceptance reviews and cancellation. In addition, orders expected in one quarter could shift to another because of the timing of our customers' procurement decisions. The time required to implement our products can vary significantly with the needs of our customers and generally lasts for several months; larger implementations can take several calendar quarters. This complicates our planning process and reduces the predictability of our financial results.

We may be subject to potential legal liabilities for distributing information from our Website.

We may be subjected to claims based on negligence or other theories relating to the information we distribute from our Website hosting service. Similarly, we may be subjected to claims for defamation or copyright or trademark infringement relating to the information we provide in our products. These types of claims have been brought, sometimes successfully, against on-line services as well as print publications in the past. We could also be subjected to claims based upon the content that is accessible from our products through links to other websites. These types of claims could be time-consuming and expensive to defend, and could result in the diversion of our management's time and attention. In addition, if our products provide faulty or inaccurate information, or fail to provide all the information a user expects, we could be subject to legal liability. Our insurance and contractual provisions with users and information providers may not protect us against these types of claims.

We may not be successful in protecting our intellectual property

Our success will depend, in part, on our ability to protect the intellectual property that we have developed through patents, trademarks, trade secrets, copyrights, licenses and other intellectual property rights. We cannot guarantee that we will be able to protect our intellectual property. We are subject to a number of risks relating to intellectual property rights, including the following:

     o the means by which we seek to protect our proprietary rights may not be adequate to prevent others from misappropriating our technology or from independently developing or selling technology or products with features based on or similar to ours;

     o Legal standards relating to the validity, enforceability and scope of protection of proprietary rights in Internet-related businesses are uncertain and still evolving.

     o our products may be sold in foreign countries that provide less protection to intellectual property than is provided under U.S., Japanese or European community laws;

     o our intellectual property rights may be challenged, invalidated, violated or circumvented and may not provide us with any competitive advantage; and

     o our patents pending may not be approved or may be only partially approved.

As a result, we cannot predict the future viability or value of our proprietary rights and those of other companies within the industry.

If our proprietary technology infringes upon the intellectual property rights of others, our costs could increase and our ability to sell our products could be limited.

We are not aware of any activity that may be infringing any proprietary right of a third party. There can be no assurance, however, that aspects of our technology would not be found to violate the intellectual property rights of other parties. The resulting risks include the following:

     o other companies may hold or obtain patents or may otherwise claim proprietary rights to technology that is necessary to our business;

     o if we violate the intellectual property rights of other parties, we may be required to modify our products or intellectual property or to obtain a license to permit their continued use; and

     o any future litigation to defend us against allegations that we have infringed upon the rights of others could result in substantial costs to us, even if we ultimately prevail.

There are a number of companies that hold patents for various aspects of the technology incorporated in our industry's standards (i.e. technologies that deliver or manage audio and video content such as Java, Video, Audio, Vector Graphics, Shockwave, and Cursors.) We expect that companies seeking to gain competitive advantages will increase their efforts to enforce any patent rights that they may have. The holders of patents from which we have not obtained licenses may take the position that we are required to obtain a license from them. We cannot be certain that we would be able to negotiate any license at an acceptable price. Our inability to do so could substantially increase our operating expenses or require us to seek and obtain alternative sources of technology necessary to produce our products.

We began our current product line of software only recently and, as a result, your ability to evaluate our prospects may be limited.

Although we have been operating since 1993, we have only recently commenced sales of our present product line of media delivery software. Prior to that time, we sold custom designed software products, which we do not anticipate selling in the future. Our limited operating history with respect to our current software may limit your ability to evaluate our prospects because of:

     o our limited historical financial data relating to sales of our current software;

     o    our unproven potential to generate profits; and

     o our limited experience in addressing emerging trends that may affect our software business.

As a young company that recently commenced a new product line, we face risks and uncertainties relating to our ability to implement our business plan successfully. You should consider our prospects in light of the risks, expenses and difficulties we may encounter.

Our inability to manage effectively our recent growth, and our expected continuing increased growth, could materially harm our performance.

The growth in our research, development, sales and marketing operations has placed, and is expected to continue to place, a significant strain on our management and operations. To manage our growth, we must continue to implement and improve our operational, financial and management information systems and expand, train and manage our employees. The anticipated increase in product development and sales and marketing expenses, together with our reliance on value added resellers to market products that incorporate our software, could materially harm our performance if we do not manage these factors effectively. We may not have made adequate allowances for the costs and risks associated with this expansion, and our systems, procedures or controls may not be adequate to support our operations. Our failure to manage growth effectively could cause us to incur substantial additional costs, lose opportunities to generate revenues or impair our ability to maintain our customers.

Future acquisitions by us could divert substantial management resources, give rise to unknown or unanticipated liabilities and lead to adverse market consequences for our stock.

We may acquire or make substantial investments in other companies or businesses in order to maintain our technological leadership or to obtain other commercial advantages. Identifying and negotiating these transactions may divert substantial management resources. An acquisition could require us to expend substantial cash resources, to incur or assume debt obligations, or to issue additional common or preferred stock. These additional equity securities would dilute your holdings, and could have rights that are senior to or greater than the shares that you purchase in this offering. An acquisition that could involve significant one-time non-cash write offs, or could involve the amortization of goodwill over a number of years, which would adversely affect earnings in those years. Acquisitions outside our current business may be viewed by market analysts as a diversion of our focus. For these and other reasons, the market for our stock may react negatively to the announcement of any acquisition. An acquisition will continue to require attention from our management to integrate the acquired entity into our operations, may require us to develop expertise in fields outside our current area of focus, and may result in departures of management of the acquired entity. An acquired entity may have unknown liabilities, and its business may not achieve the results anticipated at the time of the acquisition. Furthermore, we have no experience in making acquisitions and we may not be successful in executing an acquisition transaction or integrating an acquisition.

We are subject to risks from international sales, including the risk that the prices of our products may become less competitive because of foreign exchange fluctuations.

We expect that revenue from international sales will be a significant part of our revenue in the future. International sales are subject to a variety of risks, including risks arising from currency fluctuations, trading restrictions, tariffs, trade barriers and taxes. Because most of our sales are denominated in dollars, our products will become less price competitive in countries with currencies that are low or are declining in value against the dollar. In addition, future international customers may not continue to place orders denominated in dollars. If they do not, our reported revenue and earnings will be subject to foreign exchange fluctuations.

We may experience fluctuations in our future operating results, which will make predicting our future results difficult.

These fluctuations may result from a variety of factors, including:

     o market acceptance of our products, including changes in order flow from our largest customers, and our customers' ability to forecast their needs;

     o    the timing of new product announcements by us and our competitors;

     o    the lengthy sales cycle of our products;

     o increased competition, including changes in pricing by us or our competitors;

     o    delays in deliveries by our suppliers and subcontractors;

     o    currency exchange rate fluctuations; and

     o general economic conditions in the geographic areas in which we operate.

Accordingly, any revenues or net income in any particular period may be lower than our revenues and net income in a preceding or comparable period. Period-to-period comparisons of our results of operations may not be meaningful, and you should not rely upon them as indications of our future performance. In addition, our operating results may be below the expectations of securities analysts and investors in future periods. Our failure to meet these expectations will likely cause our share price to decline.

Our products could contain defects, which would reduce sales of those products or result in claims against us.

We develop complex software for media delivery, content management and storage. We have recently commenced sales of our first commercial product released in late 1999 and have yet to achieve very large commercial deployments. Despite testing, software errors have been found in our product and, in some cases, our product's performance when initially deployed has not met customer expectations. To date, we believe that all of the errors in question have been resolved. There can be no assurance, however, that other errors will not occur, as errors such as these are common in the development of any software product. Additional errors in our product could result in, among other things, a delay in recognition or loss of revenues, loss of market share, failure to achieve market acceptance or substantial damage to our reputation. We could be subject to material claims by customers, and we may need to incur substantial expenses to correct any product defects. We do not have product liability insurance to protect us against losses caused by defects in our products, and we do not have "errors and omissions" insurance. As a result, any payments that we may need to make to satisfy our customers may be substantial.

We depend on a limited number of key personnel who would be difficult to replace, and we may not be able to attract and retain management and technical personnel.

Because our products are complex and our market is new and evolving, the success of our business depends in large part upon the continuing contributions of our management and technical personnel. The loss of the services of several of our key officers, including Richard Lang, our Chairman of the Board and Chief Executive Officer, and Douglas Glen, our President and Chief Operating Officer, could substantially interfere with our operations. We do not have key person life insurance policies covering any of our employees other than Richard Lang.
The insurance coverage that we have on Mr. Lang may be insufficient to compensate us for the loss of his services.

Our success depends upon our ability to attract, train and retain qualified engineers, sales and marketing and technical support personnel.

We will need to hire additional engineers and highly trained technical support personnel in order to succeed. We will need to increase our technical staff to support new customers and the expanding needs of existing customers, as well as our continued research and development operations. We will need to hire additional sales and marketing personnel to target our potential customers. Hiring engineers, sales and marketing and technical support personnel is very competitive in our industry because of the limited number of people available with the necessary skills and understanding of our products. This is particularly true in California where the competition for qualified personnel is intense. If we are unable to hire and retain necessary personnel, our business will not develop and our operating results will be harmed.


Risks Relating to Our Industry

If software media technology or our method of implementing this technology is not accepted, we will not be able to sustain or expand our business.

Our future success depends on the growing use and acceptance of video applications for PCs and set-top boxes including the growth of video on the Internet. The market for these applications is new, and may not develop to the extent necessary to enable us to expand our business. We have recently invested and expect to continue to invest significant time and resources in the development of new products for this market. If the target market for our solution does not grow, we may not obtain any benefits from these investments.

The markets in which we operate are highly competitive, and many of our competitors have much greater resources than we do, which may make it difficult for us to become profitable.

Competition in our industry is intense, and we expect competition to increase. Competition could force us to charge lower prices for our products, reduce demand for our products and reduce our ability to recover development and manufacturing costs.

Some of our competitors:

     o    have greater financial, personnel and other resources than ours;

     o    offer a broader range of products and services than ours;

     o may be able to respond faster to new or emerging technologies or changes in customer requirements than we can;

     o    may have a more substantial distribution network than ours;

     o    benefit from greater purchasing economies than we do;

     o    offer more aggressive pricing than we do; and

     o devote greater resources to the promotion of their products than we do.

We will not be able to compete effectively if we are not able to develop and implement appropriate strategies to address these factors.

Internal development efforts by our customers and new entrants to the market may increase competition.

In the future, some of our customers may internally develop products that will replace the products that we currently sell to them. In addition, some leading companies, with substantially greater resources than we have, may attempt to enter our market. The recent growth in the market for media delivery and related technologies is attracting large entrants.

We depend on the continued growth and commercial acceptance of the Internet.

Our business will be adversely affected if usage of the Internet and broadband access does not continue to grow as anticipated. This growth may be inhibited by a number of factors, such as:

     o    inadequate network infrastructure;

     o    inconsistent quality of service;

     o    lack of cost-effective broadband high-speed services;

     o    lack of cost-effective storage; and

     o    security concerns.

Even if Internet use and broadband access grows, the Internet infrastructure may not be able to support future growth adequately and its reliability and quality of service may suffer. In addition, numerous websites have experienced service interruptions due to outages and other delays occurring internally and throughout the Internet network infrastructure. If these outages or delays occur frequently in the future, Internet usage, as well as usage of our products, could grow more slowly or decline.

Delivery of video using the Internet is an emerging business. Many of our customers are new companies that are innovating and counting on Burstware(R) to provide a technological edge. Because many of these companies are early stage enterprises without revenues, they may delay payment or fail to pay our invoices. For this reason, we have deferred a substantial portion of revenue booked until collectibility has been assured. There is no assurance that this revenue will ultimately be collected and recognized or that future bookings will not be deferred.

We may face government regulation and legal uncertainties relating to the Internet

Currently, there are few laws or regulations that specifically regulate communications or commerce on the Internet. However, laws and regulations may be adopted that address issues such as user privacy, pricing and the characteristics and quality of products and services. For example, recent federal legislation prohibits the transmission of certain types of information and content over the Internet. In addition, several telecommunications companies have petitioned the Federal Communications Commission to regulate Internet and on-line service providers in a manner similar to long distance telephone carriers and to impose access fees on such providers. This could increase the cost of transmitting data over the Internet. Moreover, it may take years to determine the extent to which existing laws relating to issues such as property ownership, libel and personal privacy apply to the Internet. Finally, state tax laws and regulations relating to the provision of products and services over the Internet are still developing. If individual states impose taxes on products and services provided over the Internet, the cost of our products and services may increase and we may not be able to increase the price we charge for our products to cover these costs. Any new laws or regulations or new interpretations of existing laws and regulations relating to the Internet could adversely affect our business.


Risks Relating to this Offering

If the warrants held by the selling stockholders are exercised, additional shares of our common stock will be outstanding, which could reduce the market price of our common stock.

If the warrants held by the selling stockholders are exercised, additional shares of our common stock will be outstanding that are not subject to restrictions on resale. Sales of substantial amounts of shares in the public market following exercise of the warrants, or the prospect of such sales, could adversely affect the market price of our common stock.

There has been a limited market for our common stock, an active market may not develop, the market price of our common stock may fluctuate significantly, and the market price may not exceed the initial public offering price.

Before this offering, our common stock traded on the OTC Electronic Bulletin Board. Securities traded on the OTC Bulletin Board are for the most part thinly traded. While we have applied to have our common stock listed for trading on the Nasdaq SmallCap Market, we cannot be certain that our application will be accepted. Even if our common stock becomes listed for trading on the Nasdaq SmallCap Market, we cannot be certain that an active market will develop. Numerous factors, many of which are beyond our control, may cause the market price of the common stock to fluctuate significantly. These factors include, but are not limited to, the following:

     o    fluctuations in our quarterly revenues and operating results;

     o shortfalls in our operating results from levels forecast by securities analysts;

     o    announcements concerning us, our competitors or our customers;

     o announcements of technological innovations, new industry standards or changes in product price by us or our competitors; or

     o market conditions in the industry and the general state of the securities markets.

In addition, the stock prices of many technology companies fluctuate significantly for reasons that may be unrelated to operating results. These fluctuations, as well as general economic, political and market conditions, including recession, international instability or military tension or conflicts may adversely affect the market price of our common stock. If we are named as a defendant in any securities-related litigation as a result of decreases in the market price of our shares, we may incur substantial costs, and our management's attention may be diverted, for lengthy periods of time. The market price of our common stock may not increase above the initial public offering price or maintain its price at or above any particular level.

We do not expect to pay cash dividends in the foreseeable future.

We have not declared or paid any cash dividends in the past and do not expect to pay cash dividends in the foreseeable future. We intend to retain our future earnings, if any, to finance the development of our business. The board of directors will determine any future dividend policy in light of then existing conditions, including our earnings, financial condition and financial requirements. You may never receive dividend payments from us.

Future sales of our common stock in the public market may depress our stock price.

As of September 22, 2000, we have outstanding 20,067,790 shares of common stock. Sales of a substantial number of shares of our common stock in the public market following this offering could cause our stock price to decline. All the currently outstanding shares, and the shares issuable on exercise of the warrants,  to be sold in  this  offering  will  be  freely  tradable.  Currently
3,934,253 shares of common stock are freely tradable. An additional 1,090,025 shares are eligible for sale in the public market subject to volume restrictions of Rule 144. In addition, 7,968,019 shares of our common stock previously issued or upon issuance pursuant the exercise of options granted under our stock option plans may be resold in reliance on Rule 144 and Rule 701. The remaining outstanding shares will be eligible for sale in the public market at various times after the date of this prospectus, including 12,996,715 shares that are subject to lock-up agreements that will begin to expire 180 days after August 14, 2000. In addition, the sale of these shares could impair our ability to raise capital through the sale of additional stock. See "Shares Eligible for Future Sale."

Our principal stockholders, executive officers and directors have substantial control over most matters submitted to a vote of the stockholders, thereby limiting your power to influence corporate action.

Our officers, directors and principal stockholders will beneficially own approximately 69% of our common stock. As a result, these stockholders will have the power to control the outcome of most matters submitted to a vote of stockholders, including the election of members of our board, and the approval of significant corporate transactions. The stockholders purchasing shares in this offering will have little influence on these matters. This concentration of ownership may also have the effect of making it more difficult to obtain the needed approval for some types of transactions that these stockholders oppose, and may result in delaying, deferring or preventing a change in control of our company.

The effects of anti-takeover provisions in our charter and bylaws could inhibit the acquisition of us by others.

Several provisions of our certificate of incorporation and bylaws could discourage potential acquisition proposals and could delay or prevent a change in control of our company. For example, no action may be taken by our stockholders except at an annual or special meeting of stockholders and stockholders may not take any action by written consent. In addition, at such time as our common stock is designated as qualified for trading as a national market system security on the National Asoociation Quotation System, only one-third of our board of directors will be elected at each of our annual meetings of stockholders. These provisions, which cannot be amended without the approval of the holders of two-thirds of our common stock, will make it more difficult for a potential acquirer to change the management of our company, even after acquiring a majority of the shares of our common stock and could diminish the opportunities for a stockholder to participate in tender offers, including tender offers at a price above the then current market value of our common stock. In addition, our board of directors, without further stockholder approval, may issue preferred stock, with such terms as the board of directors may determine, that could have the effect of delaying or preventing a change in control of our company. The issuance of preferred stock could also adversely affect the voting powers of the holders of common stock, including the loss of voting control to others. We are also afforded the protections of section 203 of the Delaware General Corporation Law, which could delay or prevent a change in control of our company or could impede a merger, consolidation, takeover or other business combination involving our company or discourage a potential acquirer from making a tender offer or otherwise attempting to obtain control of our company.

                  CAUTIONARY NOTE ON FORWARD-LOOKING STATEMENTS

Some of the matters discussed under the captions "Prospectus Summary," "Risk Factors," "Management's Discussion and Analysis of Financial Condition and
Results of Operations," "Business" and elsewhere in this prospectus include forward-looking statements. We have based these forward-looking statements on our current expectations and projections about future events, including, among other things:

     o    implementing our business strategy;

     o    attracting and retaining customers;

     o obtaining and expanding market acceptance of the products and services we offer;

     o forecasts of Internet usage and the size and growth of relevant markets;

     o    rapid technological changes in our industry and relevant markets; and

     o    competition in our market.

In some cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "could," "predicts," "potential," "continue," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar expressions. These statements are based on our current beliefs, expectations and assumptions and are subject to a number of risks and uncertainties. Actual results, levels of activity, performance, achievements and events may vary significantly from those implied by the forward-looking statements. A description of risks that could cause our results to vary appears under the caption "Risk Factors" and elsewhere in this prospectus. These forward-looking statements are made as of the date of this prospectus, and except as required under applicable securities law, we assume no obligation to update them or to explain the reasons why actual results may differ.

                                 USE OF PROCEEDS

All proceeds from any sale of shares of common stock offered by the selling stockholders will be received by the selling stockholders and not by us.

The shares being offered include shares that may be issued under currently outstanding warrants held by the selling stockholders. We would receive proceeds of up to $30,051,071 from the exercise of the selling stockholders' warrants currently exercisable into up to 5,799,874 shares of our common stock. Any proceeds from the exercise of the warrants will be used for general corporate purposes. The exercise price of the warrants is less than the current market price for our shares of common stock and, accordingly, the selling stockholders could choose to exercise the warrants so long as the market price for our shares of common stock remains higher than the exercise price of the warrants. If no warrants are exercised, however, none of the shares registered in this offering issuable on exercise of the warrants would become available for sale. See "Selling Stockholders".

                                 DIVIDEND POLICY

We have never declared or paid any cash dividends on our capital stock. We retain any future earnings to fund the development and expansion our business. Therefore, we do not anticipate paying cash dividends on our common stock in the foreseeable future.

                                 CAPITALIZATION

The following table summarizes our balance sheet data as of December 31, 1999 and June 30, 2000:

The June data includes the effects from the following significant equity transactions:

     o    our sale of 3,474,625 shares of common stock in January 2000;

     o the conversion of our preferred stock into 4,496,609 shares of common stock in January 2000;

     o the conversion of $5,335,000 of notes payable (including $430,000 in new January 2000 notes) into 1,333,750 shares of common stock in January 2000; and

     o    offering costs totaling $1,103,000 related to the above transactions.

We sold our shares of common stock in January 2000 at a price of $4.00 per share, and for each share sold, we issued one warrant to purchase our common stock at an exercise price $5.00 per share and with a term of five years. Such shares and the shares issuable on exercise of these warrants are being offered by the selling stockholders by this prospectus.

This information should be read together with our Consolidated Financial Statements and the related Notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations" appearing elsewhere in this prospectus.

                                                                                  As of December 31,      As of June 30,
                                                                                        1999              2000(unaudited)
                                                                                        ----              ---------------
                                                                                      (in thousands except share data)
Convertible Preferred Stock; $0.00001 par value; 20,000,000 shares authorized:

Series A Convertible Preferred Stock; 2,020,000 shares issued and
outstanding in 1999                                                                    $       --               $       --

Series B Convertible Preferred Stock; 2,476,609 shares issued and
outstanding in 1999                                                                            --                       --

Common stock, $0.00001 par value; 100,000,000 shares
authorized; 9,535,527 and 19,083,531shares issued and outstanding                              --                       --

Additional paid-in-capital                                                                 31,971                   50,672

Accumulated deficit                                                                       (37,436)                 (47,495)

Total stockholders' equity (deficit)                                                   $   (5,465)              $    3,177

The shares of common stock outstanding exclude:

     o 7,644,700 shares of common stock issuable as of August 31, 2000 upon the exercise of outstanding stock options issued under our stock option plans at a weighted average exercise price of $ 3.63 per share;

     o 1,519,641 additional shares of common stock reserved for issuance under our Stock Option Plans; and

     o 6,684,322 shares of common stock issuable as of August 31, 2000 upon the exercise of outstanding warrants with a weighted average exercise price of $4.71 per share.

                             SELECTED FINANCIAL DATA

The following selected financial data should be read in conjunction with our financial statements and related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this document. The statement of operations and balance sheet data for the year ended December 31, 1995 are derived from financial statements that Evers & Company, Ltd, independent accountants, have audited but are not included in this prospectus. The statement of operations data for the year ended December 31, 1996 and the balance sheet data for December 31, 1996 and 1997 are derived from financial statements that KPMG LLP have audited but are not included in this prospectus. The statement of operations data for each of the two years in the two-year period ended December 31, 1998, and the balance sheet data at December 31, 1998, are derived from financial statements that KPMG LLP, independent accountants, have audited and are included elsewhere in this prospectus. The reports of KPMG LLP contained explanatory paragraphs that state that there is substantial doubt about our ability to continue as a going concern. The statement of operations data for the year ended December 31, 1999 and the balance sheet data as of December 31, 1999, are derived from financial statements audited by BDO Seidman, LLP, independent certified public accountants, and are included elsewhere in this prospectus. The statement of operations data for the six months ended June 30, 1999 and 2000 and the balance sheet data as of June 30, 2000 are derived from unaudited financial statements included elsewhere in this prospectus. Historical results are not necessarily indicative of the results to be expected in the future.


                                                                                                            Six months ended
                                                          Years ended                                           June 30,
                                                          -----------                                           --------
                               1995           1996           1997           1998            1999           1999            2000
                               ----           ----           ----           ----            ----           ----            ----
                                                                                                        (unaudited)    (unaudited)
Statement of Operations
Data:

Revenue                    $  665,781    $ 1,457,597     $   247,879   $     15,000     $        --     $        --        $386,149
                           ==========    ===========     ===========   ============     ===========     ===========        ========

   Loss from operations    $ (372,254)   $  (346,351)    $(1,928,637)  $ (4,663,867)    $(11,509,619)   $(4,200,377)   $(10,036,626)
                           ==========    ===========     ===========   ============     ============    ===========    ============

    Net loss               $ (456,633)   $  (404,367)    $(2,062,373)  $ (6,916,420)    $(12,977,729)   $(4,169,402)   $(10,059,313)


Beneficial conversion
feature of Series B                --             --              --     (8,762,425)             --              --   --        --
Preferred Stock
                           ----------    -----------     -----------   ------------     -----------     -----------

Net loss applicable to
Common Stockholders        $ (456,633)   $  (404,367)    $(2,062,373)  $(15,678,845)    $(12,977,729)   $(4,169,402)   $(10,059,313)
===================        ==========    ===========     ===========   ============     ============    ===========    ============

Basic and diluted net
loss
per common share:          $    (0.11)   $     (0.09)    $      (0.39) $       (2.35)   $      (1.42)   $   (0.47)          $ (0.59)
=================          ==========    ===========     ============  =============    ============    =========           =======

                                                                                                          June 30,
                                                                                                            2000
                                                          December 31,                                  (unaudited)
                                                          ------------                                  -----------
                                 1995           1996           1997           1998          1999
                                 ----           ----           ----           ----          ----
Balance Sheet Data:

Cash and cash
equivalents                 $     4,346        $208,613     $  20,551      $2,212,141   $  302,979      $3,477,295

Total assets                $   238,855        $601,182     $ 155,191      $3,249,622   $1,128,741      $5,788,558

Long-term
obligations                 $   141,000        $     --     $  16,833      $       --   $        --              --

Stockholders'
equity (deficit)            $(1,307,057)       $ 60,106     $(983,267)     $2,793,358   $(5,464,646)    $ 3,177,285
----------------            -----------        --------     ---------      ----------   -----------     -----------

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis in conjunction with the financial statements and related notes included elsewhere in this prospectus. Except for historical information, the discussion in this prospectus contains certain forward-looking statements that involve risks and uncertainties. The principal factors that could cause or contribute to differences in our actual results are discussed in the section titled "Risk Factors."

General

We remain optimistic about our future, but our prospects must be considered and evaluated in light of the risks, operating and capital expenditures required, and uncertainty of economic conditions that may impact our customers. Emerging companies are characterized by a high degree of market and financial risk that should be considered in evaluating our financial results and future prospects. To achieve and sustain profitability, we must successfully launch, market, and establish our software products, successfully develop new products and services, meet the demands of our customers, respond quickly to changes in our markets, attract and retain qualified employees, and control expenses and cash usage, as well as continue to attract significant capital investments.

We believe that period-to-period comparisons of our operating results, including our revenues, cost of sales, gross margins, expenses, and capital expenditures may not necessarily provide meaningful results and should not be relied upon as indications of future performance. We do not believe that our historical results are indicative of future growth or trends.

We have incurred significant losses since inception, and as of June 30, 2000, had an accumulated deficit of $47,495,207. There can be no assurance that we will achieve or sustain profitability and we believe that we will incur a net loss in 2000.

Results of Operations

Six months ended June 30, 2000 Compared to 1999

Revenue recorded for the six months ended June 30, 2000 was $386,149 versus none in 1999. We completed the commercial release of our Burstware(R) suite of products in November, 1999 and commenced shipments in February, 2000. During the six months ended June 30, 2000, we also introduced our content hosting service, which enables our customers to store their audio-video content on our Burstware servers for delivery to their employees, customers or other end-users over broadband networks. Revenues of $420,436 not recognized or deferred relate to licensing fee waiting for customer acceptance of the software, collectibility and return reserve concerns, and other services such as deferral of customer support, and hosting which will be recognized as services are provided and the earning process is completed. The product cost of revenue recorded for the six months ended June 30, 2000 consisted primarily of the cost of equipment purchased from a third-party, which was resold to a customer in connection with a software sale. Resale of equipment is not part of our sales strategy, and we do not plan to make such sales to any significant degree in the future. During the six months ended June 30, 2000, our customer Interzest accounted for 72% of revenues. No other single customer accounted for more than 10% of our revenues.

Operating expenses during the six months ended June 30, 2000, totaled $10,392,503 as compared to $4,200,377 during the same period in 1999. The $6,192,126 increase was due to a $1,290,180, or 139%, increase in research & development expenditures, a $3,516,341, or 224%, increase in sales & marketing expenditures, as well as a $1,385,605, or 81% increase in general and administrative expense. The increased costs were primarily a result of an overall increase in business activity and the establishment and expansion of our sales force and marketing programs in particular, as more fully explained below.

Research and Development

Research and development expenditures consist primarily of payroll and related expenses incurred for enhancements to and maintenance of our Burstware(R) technology and other operating costs. The increase in absolute dollars is primarily attributable to increases in the number of engineers that develop and enhance our software technologies.

We believe that significant investments in research and development are required to remain competitive. Consequently, we expect to incur increased research and development expenditures in absolute dollars in future periods.

Sales and Marketing

Sales and marketing expenditures consist primarily of advertising and other marketing related travel costs. The increase in absolute dollars is primarily attributable to an increase in advertising and distribution costs associated with our aggressive brand-building strategy and increase in compensation expense associated with growth in its direct sales force and marketing personnel. We anticipate that sales and marketing expenses in absolute dollars will increase in future periods as we continue to pursue an aggressive brand-building strategy through advertising, expanding international operations, and building a direct sales organization.

General and Administrative

General and administrative expenses consist primarily of compensation and fees for professional services, and the increase in absolute dollars is primarily attributable to increases in these areas. We believe that the absolute dollar level of general and administrative expenses will increase in future periods, as a result of an increase in personnel and increased fees for professional services.

Other

We had a loss from operations of $10,036,626 during the six months ended June 30, 2000, as compared to $4,200,377, a 139% increase over the same six months in 1999. The increased loss resulted from the increased expenditures discussed above. Total other income (expenses), net was $(22,687) for the six months ended June 30, 2000 as compared to $30,975 during the same period in 1999. This $53,662 increase in expense from the same period in 1999 was principally due to approximately $100,000 in non-cash expense recorded in connection with the equity financing closed during the 2000 period, offset by interest earned on the proceeds of that financing.

Year ended December 31, 1999 compared to 1998

We had no revenue or cost of revenue for the year ended December 31, 1999 compared with $15,000 revenue for the same period in 1998. These minimal revenues were the result of our redirecting our product and market activity to the Burstware(R) family of products. We released our first product, Burstware(R) Version 1.1, to the public in February 1999 and in November 1999, we released Burstware(R) Version 1.2, which contained the Burst-Enabled(TM)Windows Media Player. In 1999, we recruited key sales, marketing and development contributors and signed six reseller agreements. Customer evaluations were undertaken during the second half of 1999 and initial sales commenced in February 2000.

During the year ended December 31, 1999 costs and expenses increased to $11,509,600 as compared to $4,678,900 during the year ended December 31, 1998. This $6,830,800 increase was a result of an overall expansion in business activity, including growth in the research and development, sales and marketing departments as well as a non-recurring charge to expense related to the acquisition of Timeshift-TV.

The $3,276,200, or 409% increase in Research & Development expenditures, resulted from the ramp-up in preparation for the initial commercial release and development and testing of enhanced features planned for subsequent releases of our product as well as $1,330,000 of in-process research and development acquired from Timeshift-TV which was charged to expense.

At the time of the acquisition, Time-Shift TV had a pending application in the U.S. Patent office; a registered domain name (TimeShiftTV.com); a strategy for introducing the technology to the marketplace; a strategy for integration with other burst.com products; proof of conception pre-dating the existence of other companies with similar products that have since emerged; applications for Trademark protection; additional derivative patent applications in preparation.

The TSTV in process research and development was acquired in order to accomplish three primary objectives.

1) To incorporate TSTV functionality, or elements of the technology, into the Burstware(r) software system for live, multicast and unicast applications. (Development is underway at this writing and should be released sometime in
2000)

2) To develop a set top box software application that integrates TSTV functionality and Burst delivery of digital audio/video content. No timetable for development or release has been set.

3) To license TSTV technology to third party hardware manufacturers. (set top boxes, digital VCR's, digital TVs). We do not anticipate licensing TSTV technology/IP until we have been granted a patent.

We estimate the cost of item 2 above to be in the range of $700,000 to $900,000. The cost associated with licensing the technology (item 3) is factored into the overall licensing program budget.

Material risks that may affect the timely completion or commercialization of these projects include competing or alternate solutions offered by significantly larger, established companies with much higher profiles; inability to complete the development work timely due to lack of financial or human resources; and unexpected delays due to technological difficulties which may be encountered to commercialize the products.

The Quality Assurance and Release Management Department was established in 1999 to support subsequent releases of Burstware(R) products. Personnel were added to develop, test and complete documentation of the product releases. Major development activities began in the areas of player scripting, incorporation of a database for replication, and various other features to be included in subsequent releases.

The $3,354,500 or 404% increase in Sales & Marketing was primarily a result of increased expenditures relating to the commercial release of our Burstware(R) product suite. We have added marketing staff and have engaged in a targeted marketing campaign, including print, radio and billboard advertising, public relations, collateral development, and participation in a number of major trade shows. We believe that these promotional activities will allow us to reach specific vertical markets cost-effectively, to support the efforts of the direct sales force, and to generate publicity for us as a whole.

The marketing campaign's objectives are to build brand awareness, facilitate name recognition, educate the market, generate sales leads and develop relationships with technology partners, systems integrators and resellers. These expenditures will continue as part of an overall plan to build upon and expand the brand awareness we have created in the marketplace.

Sales expenditures have increased as a result of the expansion of our sales force in conjunction with the launch of the Burstware(R) suite of products. We currently have a sales and business development office in Southern California, and sales offices in Virginia, Colorado, Michigan, Metropolitan New York and Florida. We have also partnered with The EMS Group, Limited, to develop sales and marketing channels in Europe.

We incurred a $200,100, or 7% increase in General and Administrative expense, which resulted from additional personnel, equipment and facilities costs to support the increased operations.

We had a net loss from operations of $11,509,600 during the year ended December 31, 1999, as compared to $4,663,900, a 247% increase over the year ended 1998. The increased loss resulted from the increased expenditures and charges discussed above. Net interest expense was $1,468,100, as compared to $2,252,600 net interest expense for the years ended December 31, 1999 and 1998, respectively. This $784,400 decrease was principally due to the decrease in interest expense associated with debt converted to equity or debt that was retired during the latter part of 1998. In addition, $2,228,900 was charged to interest expense in 1998 for non-cash amounts related to beneficial conversion features, warrants and stock grants issued with debt. In 1999, such non-cash interest charges decreased to $1,397,000.

Year ended December 31, 1998 compared to 1997

Revenue

During the year ended December 31, 1998, we earned revenue in the amount of $15,000 compared to $247,900 for 1997. The 1998 revenue was from a single domestic transaction relating to a field trial. Revenue in 1997 was from consulting services for a different domestic customer.

Cost of Revenue

We had no cost of revenue for the year ended December 31, 1998, since the above-mentioned field trial had no costs associated with it. Cost of revenue in 1997 consisted of costs of services related to customization of software for the domestic customer referred to above.

Operating Expenses

Costs and expenses during the year ended December 31, 1998, totaled $4,678,900 as compared to $1,946,300 during 1997. The increase was primarily due to increased software development expense, increased labor expense, increased sales and marketing expenses, and non-cash compensation expense relating to stock options.

Software research and development ("R&D") expenses for 1998 increased 322% from $189,700 in 1997 to $800,600 in 1998. R&D expenditures accounted for 17% of total operating expenses in 1998. All R&D costs have been expensed as incurred since no significant amounts qualified for capitalization. The majority of R&D expenses were labor-related for employee salaries and benefits and expenses for consultants as the result of our decision to expand our internal product development team.

Sales and marketing expenses increased 103% from $408,400 in 1997 to $831,000 in 1998 and accounted for 18% of total operating expenses in 1998. The increase in 1998 was due to expenditures for developing and producing marketing collateral materials, developing a public relations and promotion campaign strategy, travel expenses, and labor expenses due to increased headcount in 1998.

General and administrative expenses increased from $1,348,200 in 1997 to $3,047,300 in 1998 and accounted for 65% of total operating expenses in 1998. The 126% increase from 1997 to 1998 was due to $1,865,200 non-cash, stock-based compensation in addition to increased labor and consultant expenses and increased legal expenses for our patent filings.

Interest Expense

Total interest expense for 1998 was $2,252,600 versus $139,000 in 1997. This 1,520% increase was due to interest expense recognized for beneficial conversion features on notes issued during 1998, discount amortized and interest accrued on these notes during 1998, and interest expense recognized for the fair value of warrants issued upon conversion of these notes and related accrued interest to common and Series B Preferred Stock during 1998. Actual cash expenditures for interest in 1998 totaled $65,900.

Net Loss and Net Loss Applicable to Common Shareholders

We incurred a net loss of $6,916,400 and a net loss to common shareholders of $15,678,800, ($2.35 per common share) for the year ended December 31, 1998, as compared to a net loss and net loss to common shareholders of $2,062,400 ($0.39 per share) for 1997. The 1998 loss is primarily caused by minimal revenue, increased operating expenses, non-cash interest expense relating to now retired debt, and compensation expense relating to stock options granted to employees and consultants.

The additional loss of $8,762,400 to common shareholders in 1998 resulted from beneficial conversion terms for our Series B preferred stock. The beneficial conversion feature resulted from price differences between the $2.00 conversion price for the Series B offering and the closing price for our common stock on the dates the Series B preferred stock was purchased. Our Series B preferred stock offering was sold over a period of time, and had a fixed $2.00 per share conversion price, while our common stock price fluctuated widely during that period. Any excess of the closing price of our common stock over the fixed conversion price of our Series B preferred stock on the date of purchase represented a benefit to the purchaser of the Series B preferred stock, and consequently was recognized as a loss due to beneficial conversion feature of Series B convertible Preferred Stock.

                         LIQUIDITY AND CAPITAL RESOURCES

Liquidity

Although we have been successful in our fundraising efforts to meet previous operating requirements, there can be no guarantee that we will be successful in future fundraising efforts. In January 2000, we raised $13,899,000 in gross cash proceeds, and converted $5,335,000 of debt (including $430,000 in new debt raised in January 2000), by issuing 4,808,395 shares of our common stock. We spent a total of $1,103,000 in offering costs for these transactions and the conversion of 4,496,609 shares of preferred stock to common stock. As of June 30, 2000, we had cash reserves of approximately $3.5 million, which we believe will meet current operating requirements for approximately six months, assuming no revenue. However, we have begun collecting limited revenue in 2000. Based on projected revenues and our ability to reduce expenditures as required, we believe operating requirements could possibly be met through year-end without additional outside financing or extensive cutbacks. We are currently in negotiations to obtain additional outside funding through the sale of shares of our common stock in a private placement. Any new funding raised may have a dilutive effect on our existing shareholders. In the event we were to be unsuccessful in our additional fundraising efforts, we would be required to significantly reduce cash outflows through the reduction or elimination of marketing and sales, development, capital, and administrative expenditures resulting in decreased potential revenue and potential profitability. In such event, our ability to continue our operations would be seriously harmed.

We expect to have material capital expenditures for computer and network equipment of approximately $1,500,000 in 2000 as we add employees and expand our software, test lab and training capabilities, of which approximately $1,200,000 has been expended as of June 30, 2000. We will continue to incur increasing research and development costs as we continue to develop our Burstware(R) product line and follow-on products.

Changes in Financial Condition

June 30, 2000 vs. June 30, 1999

As of June 30, 2000, we had working capital of $1,457,060 as compared to a deficit of $6,226,515 at December 31, 1999. This $7,683,575 increase reflects a $3,701,461 increase in current assets and a decrease in current liabilities of $3,982,114. The reason for the increase was the closing of the equity financing and conversion of notes payable that netted $18,137,718, including cash and note conversions, partially offset by our $10,059,313 net loss for the six months ended June 30, 2000.

Net cash used in operating activities totaled $9,144,326 during the six months ended June 30, 2000, as compared to net cash used in operating activities of $3,637,536 during the six months ended 1999, primarily as the result of the increased operating loss.

Net cash used in investing activities during the six month period ended June 30, 2000 totaled $1,211,561 as compared to $421,186 during the six month period ended June 30, 1999. Investing activities in both periods consisted of purchases of personal property and equipment.

Cash flow provided by financing activities during the six month period ended June 30, 2000 totaled $13,530,203 as compared to $2,331,064 during the same period in 1999. This increase was primarily as a result of $12,795,145 net cash proceeds from the sale of common stock and $430,000 from issuance of convertible notes in 2000, vs. approximately $2.0 million received from the exercise of options and warrants and proceeds from the Series B convertible stock offering in 1999.

Although $5,335,000 in debt converted to common stock, the Company paid down no debt in 2000 in cash, while it paid down $22,736 during the six months ended June 30, 1999.

December 31, 1999 vs. December 31, 1998

As of December 31, 1999, the Company had a working capital deficiency of $6,226,500 as compared to working capital of $2,591,900 at December 31, 1998. This $8,818,400 decrease was due to a $2,681,300 reduction in current assets, and an increase in current liabilities of $6,137,100, principally due to an increase in notes payable of $4,812,100. These uses of current assets were partially offset by the $1,537,500 proceeds from the exercise of warrants to purchase our common stock and the $810,000 collection of a receivable related to the issuance of Series B preferred stock.

Net cash used in operating activities totaled $8,476,500 during the year ended December 31, 1999, as compared to net cash used in operating activities of $2,488,800 during the year ended December 31, 1998, principally because of the increase in net loss during 1999.

Net cash used in investing activities during the year ended December 31, 1999 totaled $750,000 as compared to $162,700 during the year ended December 31, 1998, because of the increase in capital purchases (primarily increases in computer equipment in 1999). Cash flow provided by financing activities during the year ended December 31, 1999 totaled $7,317,300 as compared to $4,843,000 during the same period in 1998. This increase was primarily as a result of the use of funds to retire debt during 1998 versus the additional proceeds from new debt and equity in 1999 over 1998. We retired a $22,700 note during the year ended December 31, 1999, while retiring $891,200 in debt during the year ended December 31, 1998.

During the year ended December 31, 1999 the Company received $4,905,000 (including $25,000 in services received, exchanged for a note) evidenced by notes payable convertible into our common stock, due in one year. The conversion rate was the lower of (1) $6.50, (2) 80% of the average closing price of the Company's publicly traded shares in the 20 trading days immediately preceding the conversion date, or (3) the price agreed in any subsequent private placement financing completed prior to the payment of the note. These notes contained beneficial conversion features which resulted in recording incremental, non-cash interest expense of $1,397,000 during the year ended December 31, 1999. The notes were converted to common stock in January 2000.

Management expects to continue to incur losses for the remainder of 2000 as we establish our brand, increase sales and establish market share.

December 31, 1998 vs. December 31, 1997

As of December 31, 1998, we had working capital of $2,591,900 as compared to a working capital deficiency of $1,069,600 at December 31, 1997. The increase was primarily due to cash balances resulting from the sale of Series B Convertible Preferred Stock and warrants that raised $4,210,000 in new funds, as well as the exercise of $750,000 in warrants to purchase Series A convertible preferred stock in 1998.

Cash used in operating activities totaled $2,488,800 during the year ended December 31, 1998, as compared to $1,760,500 during 1997. The 41% increase was primarily a result of increased spending for labor, development, and sales and marketing.

Cash used in investing activities during the year ended December 31, 1998, was $162,700 as compared to $85,400 for 1997. The increase of 91% was due to spending on computer and network equipment.

Cash flows provided by financing activities during the year ended December 31, 1998, were $4,843,000 as compared to $1,657,800 during the year ended December 31,1997. The 192% increase was due to the proceeds from the sale of Series B convertible preferred stock and additional convertible debt and proceeds from the exercise of warrants. We repaid $891,200 of debt in 1998. $500,000 of this amount was for the repayment of the line of credit from Imperial Bank. We raised approximately $6,697,000 of equity in 1998. This is comprised of $750,000 received from the exercise of warrants, $4,210,000 in a private placement of Series B Convertible Preferred Stock and warrants, and $1,737,000 in debt and accrued interest that was converted into equity by the end of 1998.

Deferred Tax Asset Valuation

Because of our history of operating losses, management is unable to determine whether it is more likely than not that deferred tax assets will be realized. Accordingly, a 100% valuation allowance has been provided for all periods presented.

Year 2000 Issues

The Year 2000 issue is the result of computer programs being written using two digits rather than four digits to define the application year. Programs or products that have time-sensitive software may recognize a date using "00" as the year 1900 rather than the year 2000. In addition, the year 2000 is a leap year, which may also lead to incorrect calculations, functions or systems failure. As a result, this year, computer systems and software used by many companies had to be upgraded to comply with such Year 2000 requirements. In 1998, we began a project to determine if any actions were required regarding date-related effects to: (i) our software products; (ii) our internal operating and desktop computer systems and non-information technology systems; and (iii) the readiness of our third-party vendors and business partners. We formed a team consisting of operations, development, marketing, and finance members to determine the impact of Year 2000 and to take corrective action. We completed testing of our suite of Burstware(R) software products and found no known Year 2000 issues. We have also tested our internal operating and desktop hardware and software and have found that all our software is Year 2000 compliant and appears to have no known Year 2000 issues. We also confirmed with our third-party vendors and business partners to ensure that their software and hardware will not impact our operations. As of the date of this filing, we know of no known Year 2000 issues or problems with our vendors or business partners, nor did we experience any such problems with the advent of the year 2000.

Recently Issued Accounting Standards

The FASB recently issued SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities. SFAS No. 133 addresses the accounting for derivative instruments, including derivative instruments embedded in other contracts. Under SFAS No. 133, entities are required to carry all derivative instruments in the balance sheet at fair value. The accounting for changes in the fair value (i.e., gains or losses) of a certain derivative instrument depends on whether it has been designated and qualifies as part of a hedging relationship, and, if so, the reason for holding it. SFAS No. 133, as amended, is effective for years beginning after June 15, 2000. The Company historically has not used derivatives or hedges, and thus believes adoption of this standard will have little or no effect.


           QUALITATIVE AND QUANTITATIVE DISCLOSURES ABOUT MARKET RISK

At June 30, 2000 we had approximately $3,400,000 invested in two different money market funds. The primary objective of our investment activities is to preserve our capital until it is required to fund operations while at the same time achieving a market rate of return without significant risk. Since these funds are available immediately, a 10% movement in market interest rates would not have a material impact on the total fair value of our portfolio as of June 30, 2000.

                                    BUSINESS

Overview

We are an independent provider of client/server network software for the delivery of video and audio information over networks. Our headquarters is located in San Francisco, California, with additional offices in several domestic metropolitan areas. Our software manages the delivery of video and audio content over a variety of networks; optimizing network efficiency and quality of service. Our Burstware(R) suite of software products enables companies to transmit video and audio files at Faster-Than-Real-Time(TM) speed, which is accomplished by utilizing available bandwidth capacity to send more video or audio data to users than the players are demanding. This data is stored on the users' machine for playing on demand, thus isolating the user from noise and other network interference. The result is high quality, full-motion video and CD-quality audio to the end-user.

Burstware(R) utilizes several components of our international patent portfolio, including the Faster-Than-Real-Time(TM) delivery method.

We began as a research and development partnership in 1988, with initial activities focused upon technical investigations, patent development and research pertaining to the viability of transmitting and receiving video and audio programming in faster-than-real-time over a variety of networks.

In 1990, we incorporated, changed our name to Explore Technology, and secured $2.0 million in funding in order to develop prototype hardware and software for demonstrating faster-than-real-time transmission and reception of audio and video programming; we described this type of communication as "burst". We hired an engineering firm in Palo Alto, California to construct a pair of "burst" video/audio transceivers. At the time this work was undertaken, networks capable of providing "burst speeds" at practical prices were not available.

During the second quarter of 1992, we were acquired by Catalina Capital Corporation, a small public company organized as a Delaware corporation on April 27, 1990. As a result of this transaction, our original shareholders received 85% of the outstanding shares of Catalina Capital Corporation, which was renamed Instant Video Technologies, Inc. Our stock trades on the NASDAQ OTC Bulletin Board under the symbol "IVDO".

In the first half of 1995, we began development of a software product that would incorporate our patented intellectual property for faster-than-real-time burst transmissions of multimedia content over computer networks. At that time, we contracted with a consulting firm to develop this software product. A prototype was created to run on a variety of networks. In 1996, we entered into agreements with three customers for use of the software in their products and services. We continued our product development through 1997 by contracting with a third-party consulting firm.

In September 1997, our co-founder, Richard Lang, returned as Chairman, CEO and President. As a result, in the last quarter of 1997 we restructured our management team, obtained funding to continue operations, refocused our product development, and brought technology development in-house.

At the end of the third quarter of 1997, we suspended sales of our prototype software to customers in order to concentrate our efforts on developing a new suite of Burstware(R) software products to position us for future growth. Resources were directed at product development to facilitate our new strategy and resulted in no software license sales in 1998.

In 1998, we focused on developing a commercially marketable suite of software products; raising the capital necessary to meet operating requirements, and building our management team. We released a test version of the Burstware(R) suite of software products on schedule in March 1998 and began testing with selected companies in April 1998. New versions of the test software were released in June and November 1998.

We released our first product, Burstware(R) Version 1.1, to the public in February 1999 and in November 1999, we released Burstware(R) Version 1.2, which contained the Burst-Enabled(TM)Windows Media Player. In 1999, we recruited key sales, marketing and development contributors and signed six reseller agreements. Customer evaluations were undertaken during the second half of 1999 and initial sales commenced in February 2000.

In January 2000, we changed our name from "Instant Video Technologies, Inc." to "Burst.com, Inc."

Industry Background

In recent years, several related technologies have converged to enable the distribution of video and audio content over electronic communications networks. As network bandwidth, data storage, processing power, and compression technologies have become increasingly available, the demand for high quality video and audio over the Internet and intranet and extranet networks has expanded rapidly. According to Paul Kagan Associates, a market research firm, in 1999, the number of households with high-speed access is estimated to be 1.9 million with service revenue of $574.0 million; by 2002, these figures are expected to reach 12.0 million and $3.6 billion, respectively. The result of such developments has been the transition of the Internet from a static, text-oriented network to an interactive environment filled with graphical and audio-visual content.

Distributing audio-visual content over the Internet, or within an intranet, offers certain advantages and capabilities not generally available through traditional media, including targeted, geographically dispersed and interactive viewership at relatively low cost. As businesses have begun to recognize the cost, inconvenience and inefficiency of business communication tools such as audio and videoconferencing, online communications between business-to-business, business-to-consumer and business-to-employee have become commonplace. Frost & Sullivan, a leading market research firm, reports that video server market revenue for 1999 is expected to reach $722.7 million, growing to $2.1 billion by 2002.

In order to capitalize on this explosion in Web-based content and the large and growing number of Web-based communication channels in both the business-to-business and business- to-consumer markets, a number of companies have developed first generation software solutions intended to deliver such content to the end user. These first generation solutions have commonly been referred to as real-time streaming solutions that allow for the transmission and remote playback of continuous "streams" of media content, including live video and audio broadcasts. These technologies were designed to deliver audio and video content over widely used 28.8 kbps narrow bandwidth modems and, to a limited extend, are capable of utilizing higher speed access provided by digital subscriber lines, cable modems and other broadband emerging technologies.

Market Opportunity

Although current streaming technology represents a significant advancement over earlier technologies, it remains unable to provide the client with reliable, uninterrupted, full-motion, studio-quality video, particularly video-on-demand, or VOD, and CD-quality audio. That is, first generation solutions rely upon a network design in which various client computers are connected to centralized server computers. Typically, one server is intended to service a multitude of clients. During a typical session, a server must deliver data in frequent and regular intervals, or just-in-time, for the length of any real-time play of content. For example, a 30-minute video requires that constant communication between servers and clients be maintained for 30 minutes of real-time viewing. Moreover, in all cases involving real-time streaming, as the number of end users expands, the number of server connections must also increase at a ratio of 1 to
1. Real-time streaming through such a network cannot scale efficiently and, given the infrastructure requirements, remains costly.

As real-time streaming expands rapidly online with growing demand for audio-visual content, client-centric delivery becomes increasingly susceptible to congestion and disruption within the established client-server universe. As a result, a client's multimedia experience typically is interrupted or degraded. Additionally, the number of real-time connections that can be maintained simultaneously by the server is limited by processing power as well as bandwidth availability. This, along with the fact that a server tends to devote disproportionate resources to the client with the most available bandwidth, also reduces the quality as well as the availability of the video and audio content to most users on the network.

                      Real-Time Streaming Delivery Solution

                                [GRAPHIC OMITTED]

                       Network disruptions cause the video
                          to jitter and sometimes stop

As a result of these limitations, and including the fact that most streaming technology involves proprietary encoding schemes and limited platform acceptance, widespread dissemination of high-quality streaming content has yet to occur within either the business-to-business or business-to-consumer market. Escalating demand within these markets as well as the need for quality enhancement of content delivery have created a need for a software solution capable of eliminating network disruptions and utilizing client bandwidth efficiently.

Our Solution

With our patented Burstware(R) technology, we provide a server-based intelligent network management system delivering "Faster-Than-Real-Time"(TM) content across a variety of networks. Our software is designed to work equally well with content created using any data compression/decompression (CODEC) methodology. The Java-script Burstware(R) solution ensures a consistent, high-quality experience over multiple platforms through optimization of network resources and superior isolation of clients from network disturbances.

                          Burstware(R) Delivery System

                                [GRAPHIC OMITTED]

Burstware(R)protects the viewing experience from network disruptions, ensuring a TV-quality viewing experience

In a Burst-Enabled(TM) network, the server delivers "bursts" of content of various sizes and frequencies, as required, into a client-side buffer at a Faster-Than-Real-Time(TM) rate of consumption. On the client side, the local buffer of stored, or cached, data acts as a reserve providing continuous play in the event that data flow across the network is disrupted. Once the network recovers, the local buffer is rapidly "topped off" at a Faster-Than-Real-Time(TM) rate. Upon delivery completion, the server disengages from the client and is free to address other clients awaiting content delivery, with service prioritized based on the client's buffer level, rate of consumption, available bandwidth and other variables.

                     Real-Time Streaming's Use of Bandwidth

                                [GRAPHIC OMITTED]

                          Burstware's Use of Bandwidth

                                [GRAPHIC OMITTED]

            Burstware(R)supports more users with less infrastructure

On a typical network, demand for media content rises and falls. Real-time streaming's architecture must allocate network bandwidth for the peak demand, wasting bandwidth as demand falls.

Bursting averages out peaks and troughs using an intelligent buffer management system.

Buffers   are   replenished   in   anticipation   of   client   needs  at  rates
Faster-Than-Real-Time(TM). This intelligent network management reduces demand for bandwidth at peak times.

With the same amount of allocated bandwidth, Burstware(R) supports more users with less infrastructure.

With a need-based delivery model and the ability to service the same number of clients using fewer network resources, Burstware(R) technology also offers quantifiable savings over a wide variety of end user environments. Simulations have shown that Burstware's(R) intelligent network management system can provide significant improvement in network efficiency, or throughput, when compared to real-time streaming.

During all phases of content delivery, Burstware's(R) network-based architecture allows for continuous monitoring of consumption rates, multiple end-user needs, and changes in network conditions. Using connection acceptance criteria, Burstware(R) can determine which network legs or servers are overburdened and then shift the load accordingly. In addition, through synchronizing content delivery across backup servers and conductors, the Burstware(R) system creates a reliable failover for uninterrupted service in the event of component or network failure, thereby eliminating the need for the client to request that the server resend the entire file.

Developed with the flexibility of open standards, the Burstware(R) network management elements are focused exclusively on content delivery without regard to proprietary CODEC or rendering technologies, leaving application developers free to use whichever CODEC is required of their application. Burstware(R) architecture currently supports numerous encoding schemes, including MPEG1, MPEG2, MP3, ASF, AVI and QuickTime, with the ability to adapt quickly to new technologies as they are brought to market. Moreover, the Burstware(R) solution is platform and player neutral. Burstware(R) operates on Microsoft Windows NT, Solaris and Linux platforms as well as a Burst-Enabled(R) Windows Media Player and a Java-based player, or JMF.

The  intelligent   Burstware(R)  network  resource  management  features  enable multiple end user applications as well. With the capacity to deliver data in a clear, efficient and cost-effective manner, the Burstware(R) solution creates a high-quality audio-visual experience for the end-user and enables powerful business-to-business, business-to-customer and business-to-employee communication. Burstware(R) also gives producers, aggregators and developers the ability to reach new markets with virtually unlimited access to vast libraries of content. With these various applications, Burstware's(R) network delivery mechanism is ideally-suited for numerous industries including news, entertainment, retail and advertising as well as local, state and federal governments and agencies.

Strategy

We intend to be the leader in providing network software solutions, intellectual property, and services for the delivery of multimedia content over high-speed networks. To achieve these objectives, our strategy includes the following key factors:

Leverage First-Mover Advantage to Expand Business Model

We believe that we have significant first-mover and time-to-market advantages that will allow us to expand our product and service offerings in areas such as hosting and applications development. We intend to partner with Internet bandwidth providers such as Exodus and GTE to offer a high-quality, cost-efficient hosting service across the large, peripheral infrastructure currently being created through streaming media technology companies and global alliances between Internet caching services including Akami, Sandpiper, RealNetworks, Inktomi, Digital Island and iBeam.

Enhance Technology Platform

We continue to focus on developing new intellectual property and patents for the delivery of multimedia content over networks. We expect to release the next major version of Burstware(R), with significant feature enhancements that enable our hosting effort. These features include support for the Apple QuickTime Player for Windows, improved firewall support, enhancements for low bit rate content, including extensible authentication. Shortly thereafter, we anticipate release of Burstware(R) extensions supporting live events. This will permit delivery of live events to Windows Media Player and other industry-standard players with pausing and "rewinding" functionality. We will also focus on expanding our CODEC-, platform- and player-neutrality applications, including new, non-PC platforms as well as support for additional CODECs, network appliances and set-top boxes. Development has begun on additional Burstware(R) versions to offer new and improved functions and features. We will also focus on continuing our CODEC, Platform and Player-neutrality including new, non-PC platforms, additional CODECs, network appliances and set-top boxes.

Build Brand Aggressively

We intend to establish the Burstware(R) brand as the leading enabler of reliable, high-quality audio-visual content delivery. We believe that building brand awareness of our product suite is critical to attracting new customers as well as retaining our current installed base. We will endeavor to increase our brand recognition through a variety of marketing and promotional techniques, including advertising, tradeshows, direct mail, and relationships with professional associations. Our branding campaign will target the following market segments across both business-to-business and business-to-consumer applications: broadcasting and media, corporate, retail and education.

Strengthen Existing and Establish New Strategic Relationships

In 1998, we became a member of the IP Multicast Initiative Group to fortify our strategic and licensing relationships in sales, marketing, promotion, and technology. We are currently pursuing discussions or have negotiations in process with value-added resellers, original equipment manufacturers, and other technology companies including Internet broadband providers and caching service companies. To date, we have entered into reseller agreements with

RMSI, Clover Corporation, (a subsidiary of Ameritech/SBC), iStream TV, Datanext Ltd. and Interzest, Inc. We intend to leverage further these relationships as our technology and end-user applications evolve in the near future.

Create Hosting Service

We have created a hosting service that enables our customers to store their audio-video content on our Burstware servers for delivery to their employees, customers or other end-users over broadband networks. Because Burstware(R) has been demonstrated to do a superior job of delivering data across the Internet, our strategy will be to host content for broadband distribution to homes with high-speed, broadband access. According to Paul Kagan Associates, there are currently, 1.9 million homes with high-speed access; in 2000 that number is expected to rise to 4.3 million homes and increase to over 30 million in the next 8 years.

Burstware(R) Product Family

Our suite of Burstware(R) software is summarized below:


          Burstware Component                                        Features
  --------------------------------                 -----------------------------------------------

  Conductor:                                       o        Central management service
                                                   o        Monitors all servers
  The Conductor manages the distribution of        o        Centralized point of control for video
  player requests over multiple servers,                    and audio on network
  providing scalability, load balancing, and       o        Scalable deployment of servers
  reliable failover                                o        Add and Remove servers as needed
                                                   o        Asynchronous
                                                   o        No performance bottlenecks
                                                   o        Reliable failover mechanism
                                                   o        Load balancing
                                                   o        Replicated conductors
                                                   o        Audit trail logging

  Server:                                          o        Patented buffer management system
                                                   o        Provides significant network efficiencies and enhanced
  The server "bursts" media files to player                 viewer experience
  memory or disk buffers in                        o        Faster-Than-Real-Time(TM)delivery
  Faster-Than-Real-Time(TM), tracking buffer       o        Provides isolation from network problems
  levels and allocating bandwidth accordingly.     o        Traffic shaping
                                                   o        Limits bandwidth usage to the allocated bandwidth
                                                   o        Controls impact of video and audio on the network
                                                   o        Utilizes optimized connection acceptance criteria for
                                                            guaranteed quality-of-service
                                                   o        CODEC-neutral
                                                   o        Replicated server for load balancing and reliable
                                                            failover
                                                   o        Extensive logging of client session statistics

  Player:                                          Burst-Enabled(TM)Windows Media Player
                                                   o        Burstware(R)Server delivers content to Windows Media
  Plays data out of the local buffer to the end             Player
  user, shielding the end user from network        o        Provides both disk-based and RAM-based caching
  disruptions.                                     o        Supports player scripting and high interactivity
                                                   o        Existing Windows Media Player applications can easily
                                                            be burst-enabled
                                                   o        Works in a browser or in a standalone application
                                                   o        VCR-like functionality and controls
                                                   o        CODECS supported include: MPEG-1, MPEG-2, MP3, Windows
                                                            Media Audio, and Apple Quicktime ASF

                                                   Burstware(R) Java Based (JMF) Player
                                                   o        Player scripting
                                                   o        Works in a browser or in a standalone application
                                                   o        VCR-like functionality and controls
                                                   o        Supports many industry standard CODECs

Architecture

Burstware(R) employs a multi-tier, distributed architecture to provide a fully scalable and fault-tolerant platform for high-quality multimedia delivery and management. The architecture is designed to take advantage of the benefits, and minimize the shortcomings, of using an unreliable, heterogeneous, IP-based network--such as the Internet--for reliable multimedia delivery to a mass audience.

Component Overview

The central management component of the architecture is the Burstware(R) Conductor, which manages and monitors the Burstware(R) servers and provides the point of contact for burst-enabled client applications, such as the Windows Media Player.

The Burstware(R) Server provides reliable media delivery to clients, and uses flow optimization algorithms to maximize overall bandwidth throughput, while ensuring that each client is allocated sufficient bandwidth for uninterrupted playback of video.

Burst-enabled client applications provide an intelligently managed client-side cache, and co-operate with the conductor and server to provide the playback of video and audio exactly as the file was encoded, with no jitter, dropped frames, or signal degradation.

Media Delivery Procedure

When a Burst-Enabled(TM) client requests a media file, it contacts a conductor with a request for service. The conductor intelligently routes the client to the server that offers the best point of service for the request. The client then establishes a two-way reliable TCP/IP connection to the server, and delivery and playback of the media file begins.

The client continuously provides feedback to the server about how fast the media file is being consumed, the state of the client buffer, and other information. This data from all clients is fed into the server's flow optimization algorithm described above, and the server uses the flow algorithm to schedule delivery of data to clients at the rate that maximizes use of network resources and minimizes the likelihood of buffer starvation. Flow rates are continuously adjusted as network conditions and server loads change.

Advantages

Burstware(R)'s multi-tiered architecture offers two key advantages over the traditional two-tier streaming architecture: enterprise-class scalability, and mission-critical fault tolerance.

Scalability

The Burstware(R) system is highly scalable, and can grow from one server to hundreds of servers in a manner that is completely transparent to clients. Since only the conductors are aware of the location and number of servers, new servers can be added and existing ones moved or removed without any updates to client applications. One conductor can support and manage hundreds of servers. The conductor continually monitors server loads and routes incoming client requests to the least loaded eligible server, providing intelligent load balancing that goes far beyond such simple schemes as round-robin routing.

Because client interaction with the conductor is limited to the initial request for service, a single conductor domain can easily scale to support tens of thousands of concurrent client connections. Additionally scalability can be achieved by employing multiple conductor domains, which can be integrated with third-party IP routing solutions.

Fault Tolerance

Burstware(R) achieves complete fault-tolerance, including no single point of failure, by fully replicating all components in the system. The conductor is replicated in kind, and burst-enabled clients can contact either conductor for service. Additionally, each server is automatically configured to provide failover protection for all other servers containing the same media content. Servers and conductors can be added and subtracted at runtime without shutting down other system components.

If a server fails or becomes unavailable for any reason, including the failure of a network link from the client to the server, all clients that have lost contact with the server are automatically routed to other servers. Burstware(R) establishes a new connection to an available server for each client, and the new server picks up multimedia delivery exactly where the failed server left off. Since the client-side buffer provides the ability for clients to disconnect and re-connect without impacting the viewing experience, the viewer is unaware that any failure has occurred.

Technology

The design mission for Burstware(R) technology is to provide the premier platform for the management and delivery of digital video and audio content. Burst.com has recognized the needs of the marketplace for a product that provides quality, reliability, and manageability far beyond what existing streaming solutions can deliver.

Burstware(R)'s design takes advantage of emerging trends in technology such as available client-side storage and network bandwidth to provide a forward-thinking, flexible, and highly effective approach to multimedia delivery and management. Our engineering team has extensive experience in network protocols, distributed multi-tiered architectures, digital video, real-time control systems, and optimization algorithms. As a result, we believe Burstware(R) is well equipped to address the escalating demand for multimedia applications.

Architected for Industry Trends

By taking the caching model all the way to the client, Burstware(R) is the first adopter in a new paradigm for multimedia delivery, and is uniquely positioned to take advantage of the trends toward broadband networks and inexpensive client storage. Designed to optimize expensive resources such as bandwidth and server-side hardware by utilizing freely available client-side storage resources, Burstware(R) provides an advanced network management and optimization platform for audio and video content delivery.

                    Sophisticated Scheduling of Data Delivery

                                [GRAPHIC OMITTED]

Central to the Burstware(R) technology are the scheduling algorithms in the Burstware(R) Server, which schedule bursts of data of varying size and time intervals to each client. The Burstware(R) Scheduler employs proprietary algorithms to guarantee each client quality of service while optimizing the use of bandwidth and other network resources.

The Burstware(R) Server Scheduling Engine consists of a Call Admission Control System, or CAC, a Flow Optimizer and a Flow Engine. The CAC ensures that a new client is accepted onto the network only if its admission will not compromise quality of service to existing clients or to the new client. It is worth noting that a configurable "burst margin" of bandwidth is held in reserve by the CAC for use by the Flow Optimizer as described below. Clients that are rejected by one Burstware(R) Server are transparently routed to another, making the end user unaware that one of the Burstware(R) Servers has reached its maximum utilization.

The Flow Optimizer calculates the amount of data to deliver, or the flow rate, to each client in order to maximize Burstware(R) Server throughput while ensuring that each client receives sufficient data flow for uninterrupted, continuous playback. The burst margin that is held in reserve by the CAC algorithm is available for allocation by the Flow Optimizer, which forces delivery of content in faster-than-real-time even under heavy network load scenarios. Overall, this process exerts upward pressure on client-side buffer levels, ensuring a jitter-free viewing experience.

The Flow Engine is a low level sub-system responsible for achieving the session flow rates imposed by the Flow Optimizer. It advances through disk or cache resident content files and paces the transmission of the video data as bursts over the outgoing transmission control protocol connections linking the server to each player. Incoming status notifications from each player provide any needed feedback on actual flow rates and downstream buffer conditions.


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These   optimization   algorithms  enable  a  single   Burstware(R)   Server  to
simultaneously deliver files ranging the full spectrum of encoded bit rates, from ASF files designed for 28.8 modems to MPEG-2 files encoded at 8 Mbps or more, to a wide variety of clients with radically different connectivity and other capabilities, while maintaining the highest quality viewing experience for each client.

Application-Level Quality of Service in Unpredictable Networks

One of the challenges of IP-based video delivery systems is to provide a smooth, uninterrupted video experience in the face of the variable bandwidth capacities and network latencies of a packet-switched network. Traditional streaming solutions, by delivering data just in time for display to the client, are highly sensitive to moment-to-moment variations in the network capacities at each link between the client and server. Whenever bandwidth capacities fall below the encoding rate of the video, even briefly, video quality will suffer.

As described in the above section, Burstware(R) is able to provide a high quality of service by employing a sophisticated client cache-management scheme and delivering video data faster-than-real-time consumption. This application-level quality of service is far less expensive than network-layer quality of service, or QoS, schemes, which require that every router between the client and server be able to guarantee that bandwidth and latency fall within a narrow, specified range. Application-level QoS has the additional advantage of working across network segments that are not capable of providing network-layer QoS.

Application-level QoS also enables the use of higher-quality video encodings across channels with variable bandwidth capacity. Real-time streaming architecture requires that videos be encoded at a rate less than the minimum bandwidth between the client and the server. Burstware(R), on the other hand, is resilient to the average bandwidth between client and server, allowing delivery of higher bit rate encodings.

Network Management Capabilities

A significant barrier to widespread adoption of streaming technologies has been reluctance on the part of network managers to subject their networks to the unpredictable and demanding requirements of traditional streaming solutions. With Burstware(R), bandwidth use can be controlled at various levels, including the entire Burstware domain, an individual Burstware(R) Server or locally on the client side. Bandwidth limits can be adjusted dynamically at runtime, allowing sophisticated traffic shaping over time and space. Content-specific caching and routing controls also provide users with the flexibility needed for today's applications.

Client configuration parameters include those for network optimization and control, content protection, and player behavior. These parameters can be centralized in a web page or customized by individual clients, giving application developers a high degree of control over their video-enabled applications.

Open Architecture

One of the keys to adoption of new technologies is a high degree of interoperability with existing hardware and software. Burstware(R) has been designed from the ground up to have open architecture at every product level, allowing easy integration with a wide variety of third-party solutions.

The ability to interoperate with other applications is accomplished at several different levels. A wide variety of industry-standard players, as well as other applications, can be Burst-enabled using our Player Software Development Kit.
Burst-enabled players retain all of their existing functionality, thus facilitating integration of an existing Windows Media Player web application, for example, to the Burstware(R) delivery system. Integration with third-party automated billing and report generation tools is accomplished with the Burstware(R) Log Toolkit, which provides both an XML-based and an ODBC-based data transfer capability. We also believe that external cache management systems such as those offered by Akamai and Inktomi can integrate with Burstware(R) through our directory-based media management system.

Portability is another important aspect of an open architecture. Burstware(R) is a software-only solution and the Burstware Servers and Conductors are written almost entirely in Java, allowing easy porting as new hardware


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and OS platforms become available.  Additionally,  interprocess communication is
100% IP-based and runs on nearly all modern networks, both wired and wireless. This highly portable implementation allows Burstware to take immediate advantage of new advances in hardware such as multiprocessor, multi-NIC, SMP Servers, advanced storage systems and wireless technologies.

Engineering and Product Development

We believe that our future success will depend in large part on our ability to enhance Burstware(R), develop new products, maintain technological leadership and satisfy an evolving range of customer requirements for the delivery of audio and video. Our product development organization is responsible for product architecture, core technology and functionality, product testing, user interface development and expanding Burstware(R) to operate with leading hardware platforms, operating systems, and network and communication protocols. This organization is also responsible for new product development.

During the past three years, we have made substantial investments in product development and related activities ($189,700 in 1997, $800,600 in 1998 and $4,076,700 in 1999). The current version of Burstware(R) has been developed primarily by our internal development staff and, in some instances, with the assistance of external consultants. In March 1998, we released a test version of Burstware(R), followed by subsequent modifications during the year. We released our first commercial Burstware(R) product suite in February 1999. This release is a client-server software product that manages and optimizes the delivery of high quality video and audio across broadband networks. The servers become intelligent network managers, efficiently allocating bandwidth and scheduling burst delivery of multimedia content among multiple users. Microsoft Corporation's Windows NT/95/98 operating systems are supported on client machines, with Windows NT and Sun Microsystems' Solaris operating systems supported on servers in client-server networks. In August 1999, we released support for the Linux platform in our Version 1.1.3. Also in August 1999, we acquired Timeshift-TV, Inc. in a stock-only transaction from Richard Lang, our Chairman and CEO, Earl Mincer and Eric Walters, who are employees of ours. Timeshift-TV holds assets, including intellectual property, in the area of time-shifted real-time broadcasting, which we plan to integrate into our advanced video and audio delivery solutions. We also plan to license the Timeshift-TV intellectual property to other parties for various applications. We recorded $1,333,000 in expense for in-process research and development costs purchased in connection with this acquisition In November 1999, we released the capability to Burst-Enable(TM) the Windows Media Player in Version 1.2.

As of August 31, 2000, our product development organization consisted of 29 individuals. We expect to devote substantial resources to our product development activities, including the continued support of existing and emerging hardware platforms, operating systems, and networking and communication protocols.

The Burstware(R) Partners Program: Building A Solutions-Oriented Platform

Our Burstware(R) Partners Program is designed to create a total systems solution with Burstware(R). The Program forms a network of partners to provide a total systems solution for various vertical application categories. Partners offer Burstware(R)-compatible solutions around their products: encoding, asset management, cataloguing, front-end development, routing/switching, storage solutions, systems integration, set-top implementation, and other specialty applications. Following are some of the partners with whom we are currently working.

Minerva Systems, Inc. is a provider of carrier quality video networking platforms and services that enable the delivery of rich-media content over the broadband Internet and intranets. The company combines its unique expertise in video processing and media authoring to scale Internet Protocol, or IP, networks into robust rich-media delivery systems. Minerva delivers end-to-end solutions for a wide range of applications, such as distance learning, corporate training, business-to-business e-commerce, telemedicine, video conferencing and digital television.

Virage provides video and image search products. The Virage VideoLogger software sets the standard for real-time indexing and distribution of video across the Internet or corporate intranets and has been named the market winner by industry analyst group Frost & Sullivan. Virage customers include ABC News, AltaVista, BBC, CBS News, CNN, CNN Interactive, Compaq, Federal Bureau of Investigations, General Motors, Harvard Business School, Lockheed Martin, Lucent Technologies, NASA, NBC News, Reuters and several classified U.S. government


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agencies.  These  companies  rely  on the  Virage  VideoLogger  as the  critical
foundation   technology  for  more  effectively  deploying  video  within  their operations.

InnovaCom, Inc. is a Silicon Valley manufacturer of video compression based transmission and DVD PreMastering Systems. The company's MPEG-2 based product line targets the digital television, communications and DVD production marketplaces.

Digital OutPost, based in Carlsbad California, provides digital video compression and production services. Digital OutPost's services include complete multimedia design and production for DVD Video, DVD-ROM, CD-ROM, Internet and Broadband channels. The Digital OutPost team is a pioneer in the MPEG video compression field. Assembled in 1991 by GTE, Digital OutPost's principals were integral in developing new interactive media technologies from interactive television to CD-ROM video games. Digital OutPost currently serves clientele in the following markets: digital video compression technologies, video on demand, DVD, CD-ROM, broadband and Internet video delivery and digital video production.

Interactive Video Technologies, based in Los Angeles, provides video application outsourcing for major corporations and specializes in developing and managing interactive video content to support corporate strategic objectives. The company serves clients in major vertical markets including finance, technology, healthcare, manufacturing, entertainment, and education.

We are committed to offering program participants co-marketing and joint sales opportunities, as well as input in future product directions and priority technical and applications support. Partners will receive certification of Burstware(R) compatibility and opportunities to co-sponsor events and trade show booths, and will benefit from IVT public relations.

Sales and Marketing

Potential customers for our products include any business or other end-user that desires to send, receive or effectively manage high-quality video and audio content over networks. We are focusing our sales efforts in three areas: direct sales, value-added resellers, or VARs, and other distributors, and strategic partnerships.

Our direct sales force is organized into two regions, east and west, including seven sales offices. We currently have two general managers, eight account executives and six sales engineers in the field and will be continuing to expand the sales force and add additional offices. The primary goals of direct sales are to establish significant reference accounts in each key application and vertical market segment, focusing on enterprise-wide applications, to support existing VARs in their sales efforts and to recruit new VARs.

International sales will focus on Europe, the Pacific Rim, and Canada/Latin America.

Burstware(R)  products  will be marketed to  businesses  and  end-users  through agreements with major resellers, integrators and service providers, either directly or by incorporating into or bundling with third-party products or services. Targeted markets include corporate communication, education, advertising, entertainment and broadcasting. We are also engaged in developing relationships with strategic partners, including application providers, hardware and software manufacturers who will distribute our products as part of their offerings to end-users.

We do not believe that there is any significant seasonality that would affect sales of our products or services. As of August 31, 2000, there was no backlog of unfilled orders for our products.

Competition

We compete in markets that are rapidly evolving and intensely competitive. We have experienced and expect to continue to experience increasing competition from current and potential competitors, many of which have significantly greater financial, technical, marketing and other resources.


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In addition to us, there are four  significant  media  delivery  companies  that compete in similar market segments. The Burstware(R) product is priced similarly to products offered by our major competitors, but competition is based primarily
on  features  and  functionality.   All  competitors  use  real-time   streaming
technology as opposed to our Faster-Than-Real-Time(TM) solution. RealNetworks and Microsoft have concentrated on the consumer markets, while Tektronix and Cisco are primarily focusing on the business-to-business markets. RealNetworks and Microsoft are moving into the business-to-business markets with large clients such as 3Com and Northrup Grumman. Tektronix and Cisco address the problem of network management, although in a limited fashion. Currently, there is limited competition in the broadband arena. Because of our patent portfolio, we are able to offer unique network efficiency management, scalability and reliability features and functionality, which combine to provide a competitive advantage. While we can deliver multimedia content in a real-time mode, our architecture is ideally suited to capitalize on the growth in broadband networks and inexpensive storage.

RealNetworks

RealSystem G2 is a fully integrated encoder, server, splitter/cache and player system. RealNetworks is dominant in the Internet market and the low bandwidth applications, which have primarily centered around news and entertainment markets. With their dominance in the consumer market and brand awareness, they are gaining ground in the business sector with clients like 3Com, Boeing and General Electric. We believe that RealNetworks' use of real-time streaming technology, its lack of network management and its CODEC-dependence will give us a competitive advantage in the business-to-business market. To effectively deploy RealNetworks for a broadband application, the software must be bundled with Digital BitCasting, and Inktomi (or similar caching product.).

Windows Media

Windows Media Technologies 4.0 provides an end-to-end solution for streaming multimedia, from content authoring to delivery to playback. Microsoft is building brand strength by bundling Windows Media with other Microsoft Products. Windows Media's presence in the business-to-business market is currently not significant. Windows Media Technologies is targeting the streaming audio segment by being the only streaming media platform to feature FM-stereo quality over a modem and improved piracy protection. Like RealNetworks, Microsoft is focusing on the consumer market by attracting content providers rather than developing their media delivery system. Windows Media is relying on streaming technology to deliver video and audio and offers no network management solution. Consumers with the Windows Media Player (a component of Windows Media Technologies) can use the Burst-Enabled(TM) Windows Media Player to increase the content quality, reliability, and the efficiency of their network.

Tektronix

Tektronix has two product lines, Profile video servers and Grass Valley products that provide communication solutions that are used to distribute and store broadcast and post-production information. Tektronix is focusing primarily on Video-Centric LAN/WAN Networking and Broadcast Production Networking. Tektronix is concentrating on the business-to-business markets primarily through value added resellers, direct sales, service providers and Original Equipment Manufacturers. Tektronix does perform minimal network management, but uses streaming technology.

IP/TV

Cisco Systems, Inc.'s IP/TV claims its software offers high-quality video broadcasting and video on demand services, industry-leading management capabilities, built-in scalability, network-friendly technologies such as IP Multicast, and an easy-to-use viewer interface. Cisco's IP/TV servers attempt to provide scalable, turnkey bandwidth-efficient solutions. Their hardware platforms are pre-configured with the IP/TV software, creating a complete network video solution. Cisco's IP/TV is targeting the business-to-business markets. IP/TV is combining streaming technology with its Content Manager to balance loads and to track specific viewing and management functions. In addition to IP/TV, Cisco recently announced that it had agreed to acquire SightPath, Inc., a company that provides software permitting end-users to more easily broadcast live events over the Internet and centrally manage engineering designs or video for diagnosing medical conditions.

Others

There are other companies who offer streaming media solutions for the Internet and corporate intranets. Many claim to have streaming media solutions for corporate training, distance education, health care, and entertainment. Some companies offer media servers with the ability to stream content to up to 500 desktops at one time. Others offer content management and media players. Burstware(R)'s potential competitors offer no or limited network management. This is a rapidly evolving market with no barriers to new entrants. Many competitors, current and potential, may have access to more resources than are available to us.

Patents and Trademarks

Our business is highly dependent on our patent portfolio. We have nine U.S. patents. The early patents describe a broad class of systems that allow a user to view, edit, store video information, and send and receive the data associated with that video information over networks in less time than is normally required to view or listen to the content. The later patents describe particular distribution methods designed to deliver video information to remote systems.

Our core patents describe systems that are able to receive a high quality video signal, store received information locally, manipulate that information with editing, processing, compression and decompression tools, display the signal for viewing, and re-send the manipulated information on to other such machine systems in faster-than-real-time. Our current patents will expire on various dates in 2007 through 2016.

We have one European patent that incorporates the subject matter of the first six U.S. patents, two Australian patents, one South Korean patent, and one Indian patent. We have filed for a number of additional domestic and international patents.

In addition to protecting the Burstware(R) product offerings, our patents have broader application as various market applications appear, and our potential to license our intellectual property expands into additional vertical market segments.

We view our portfolio as a critical component in gaining relationships with strategic partners, strongly positioning our products' competitive advantage. Potential licensees include companies such as server and client manufacturers, bandwidth providers, content aggregators, copyright owners, and other hardware manufacturers.

We have registered the trademarks "INSTANT VIDEO(R)", "BURSTWARE(R)" and "BURSTAID(R)" in the United States, as well as in certain countries in Europe and Asia.

Employees

As of the August 31, 2000, we have 92 full-time employees, of which 29 work in product development, 36 are in sales, marketing and business development and 27 work in administration, finance and operations. We have never experienced a work stoppage and no personnel are represented under collective bargaining agreements. We consider our relations with employees to be good.

Facilities

We presently occupy 12,900 square feet of office space at 500 Sansome Street, Suite 503, San Francisco, California, under a lease that expires at the end of January 2002. The lease provides for rent of $34,300 per month, fully serviced. We rent a total of approximately 1,200 square feet of office space for our seven regional sales offices, with leases running from month-to-month to August 31, 2000. We believe that our facilities are suitable and adequate for our needs.

Legal Proceedings

We are not aware of any material legal proceedings pending or threatened against us.


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


                                   MANAGEMENT

The following table sets forth certain information with respect to our executive officers, directors and key employees:


                           Name                              Age                     Position
   Richard Lang........................................         47     Chairman, Chief Executive Officer,
                                                                       and Director
   Douglas Glen........................................         53     President, Chief Operating Officer and
                                                                       Director
   Thomas Koshy........................................         63     President of International Operations
   Edward H. Davis.....................................         48     General Counsel, Vice President of
                                                                       Strategic Alliances and Secretary
   John C. Lukrich.....................................         47     Chief Financial Officer
   Kyle Faulkner.......................................         44     Chief Technology Officer
   David Egan .........................................         43     Vice President of Sales
   Trevor Bowen (1)....................................         51     Director
   John J. Micek III (1)(2)............................         47     Director
   Brian Murphy........................................         44     Director
   Joseph Barletta (1)(2)..............................         64     Director
   Mark Hubscher ......................................         48     Director

------------------
(1)      Member of the compensation committee
(2)      Member of the audit committee


Key employees are:


   June White..........................................         61     Vice President of Engineering
   Michael Moskowitz...................................         39     Vice President of Business Development


Richard Lang has served as our Chairman of the Board and CEO since September 1997. From September 1997 through May of 2000 he also served as President. From January 31, 1997 through August 1997, Mr. Lang served as one of our directors. Mr. Lang served as our Chairman of the Board and Treasurer until January 31, 1997. He had served as Chairman of the Board, CEO and Treasurer from December 1993 to September 1995 and as a Director since August 1992. He has been a Director of our subsidiary, Explore Technology, Inc., since February 1990, and served as its President from February 1990 to August 1992. Mr. Lang has presided over the development of our patent portfolio. He is the inventor of record for the bulk of our Intellectual Property. Mr. Lang was also a co-founder of Go-Video, Inc., Scottsdale, Arizona and co-inventor of Go-Video's patented dual-deck VCRs. Mr. Lang received his A.A. degree from Scottsdale College.

Douglas Glen has been President since June 2000, Chief Operating Officer since August 2000 and a director since October 1999. Mr. Glen is general partner of Pro Ven Private Equity's Global Rights Fund, a $250 million investment fund focused on under-exploited brands, copyrights and media properties. Previously, Mr. Glen was senior vice president, chief strategy officer of Mattel, Inc. Before joining Mattel, Mr. Glen was group vice president, business development and strategic planning for Sega of America. Prior to joining Sega, Mr. Glen was general manager of Lucasfilm Games, the consumer software division of George Lucas' entertainment company. Mr. Glen has a Bachelors Degree in Business from Massachusetts Institute of Technology and a Ph.D. from Somerset University.

Thomas Koshy has served as our President of International Operations since August 2000. Prior to that, he was our Chief Operating Officer since September 1999. Mr. Koshy brings 25 years of wide ranging operational and program management experience in the areas of strategic planning, network capacity planning, engineering, software development, technical training, and large engineering and construction projects. For the five-year period prior to joining us, Mr. Koshy was employed by MCI Telecommunications, where he was involved in various areas of that company's backbone network and switching, and with the network administration of local access. Mr. Koshy has successfully managed the engineering and implementation of projects ranging in size from $50,000 to $250,000, and has developed organizations to support optimum process flow. Mr. Koshy has a Bachelors degree in Engineering, and Masters degrees in Business Administration and Telecommunications Management.

Edward H. Davis currently serves as General Counsel, Secretary and Vice President of Strategic Alliances and has been with us since August 1998. Mr. Davis was elected as our Secretary in October 1999. From 1987 to July 1998 Mr. Davis was Corporate Counsel for Pacific Telesis Group, or PTG. As Corporate Counsel he advised PTG consolidated companies, including Pacific Bell, Nevada Bell, Tele-TV, Pacific Bell Video Services, Pacific Bell Information Services, and Pacific Bell Directory. He has significant experience in mergers and acquisitions, taxation, intellectual property, and criminal prosecution. He holds a Bachelor of Arts Degree in History and Political Science from Gonzaga University; a Juris Doctorate Degree from the University of San Francisco, and a post graduate Masters of Laws in Taxation from Golden Gate University.

John C. Lukrich became our Chief Financial Officer in June 2000. He has extensive experience in mergers and acquisitions, operations, business development, and venture capital strategies. For ten years beginning in 1982, Mr. Lukrich headed his own accounting software consulting firm, J.C. Lukrich & Co. CPAs, specializing in the selection, implementation and support of software systems for medium size businesses. From 1992 to 1996, Mr. Lukrich served as CFO and Executive Vice President of Great Bear Technology, Inc./StarPress, Inc., publisher and distributor of entertainment and education-based CD-ROM titles. He was responsible for the required filings for the publicly-traded company (GTBR), and for the merger, acquisition, and transition of five software companies into Great Bear. In 1996 he joined Intervista Software, Inc, as Chief Financial Officer and Chief Operating Officer, and was later appointed President where he served until 1999. From 1998 to 2000, Mr. Lukrich served as interim director for RateXchange.com (RTX), and as a part of the senior management team with Chief Financial Officer responsibilities for NetAmerica.com (NAMI), an incubator for Internet business-to-business startups. Mr. Lukrich is a CPA, and practiced with Ernst & Young. He received BS degrees in Accounting and in Finance from the University of California, Berkeley and an MBA from Golden Gate University.

Kyle Faulkner currently serves as Chief Technology Officer and has been with us since November 1997. Mr. Faulkner has over 16 years experience in client/server software development, and four years experience in hardware development. Mr. Faulkner has been a key contributor on more than 20 commercially successful products, and was on the founding teams at Sybase and Forte Software. From 1995 to November 1997, Mr. Faulkner was an independent contractor for Network Equipment Technologies, responsible for that company's core system services for its next generation ATM network switch. Mr. Faulkner received a B.A. degree in Electrical Engineering and Applied Physics from Case Western University.

David Egan has been our Vice President of Sales since December 1999. Mr. Egan served as Vice President, Sales of Lincoln Software from February 1999 until November 1999. From January 1998 to January 1999, he was Vice President, Sales of ZNYX Corporation, a network Ethernet LAN adapter and software company. From January 1996 until December 1998, Mr. Egan served as President and Chief
Executive Officer of DGE Solutions, an e-commerce hosting company. From July 1993 until December 1995, Mr. Egan was Vice President - Open Systems Sales & Marketing for Hitachi Data Systems. He received his B.A. in Economics from Stanford University.

Trevor Bowen is a partner in Principle Management Limited, an artiste management company with offices in Dublin and New York. He was a partner in KPMG LLP for eleven years before joining Principle Management Limited in 1996. Mr. Bowen holds a number of directorships in companies in the media, entertainment and film business. Mr. Bowen also holds a number of non-executive directorships and is Chairman of an international consulting group. Mr. Bowen received a Bachelor of Business Studies degree from Trinity College Dublin and is a Fellow of The Institute of Chartered Accountants in Ireland. He has also completed a Corporate Finance Course at Harvard University.

John J. Micek III has been one of our directors since April 1990, Secretary and Treasurer since January 1994, and served as our President from April 1990 to August 1992. Mr. Micek currently serves as President of Universal Warranty Insurance located in Palo Alto, California, and Omaha, Nebraska. From 1994 to 1997, Mr. Micek served as general counsel for U.S. Electricar in San Francisco, California. From January 1989 to March 1994, Mr. Micek practiced law in Palo Alto, California. He has served as a Director of Armanino Foods of Distinction, Inc., a publicly-held specialty food manufacturer in Hayward, California, since February 1988. He also serves as a Director of Universal Group, Inc., a Midwest group of insurance companies, and Cole Publishing Company in northern California. He received a Bachelor of Arts Degree in History from the University of Santa Clara and a Juris Doctorate from the University of San Francisco School of Law.

Brian Murphy has been one of our  directors  since January 1997. He is a partner in O.J. Kilkenny & Company, Chartered Accountants specializing in the entertainment industry with offices in London, England and Dublin, Ireland. The firm provides a wide range of services to their clients, consisting of major international entertainment artists, covering all areas of financial management and audit and accountancy advise. Mr. Murphy is involved at the executive level with a number of companies in the media and entertainment business, particularly in the field of digital post-production, film and television. Mr. Murphy received a Bachelors Degree in Commerce from Dublin University, and became a fellow of the Institute of Chartered Accountants in Ireland, England and Wales. Mr. Murphy became one of our directors as representative of Draysec Finance Limited, one of our principal stockholders.

Joseph Barletta has been one of our directors since September 1998. He is of counsel with the firm Seyfarth, Shaw, Fairweather, and Geraldson in San Francisco. He has served as the CEO or COO of six major companies in the media industry including TV Guide magazine, Thomson Newspapers, and the San Francisco Newspaper Agency (Chronicle and Examiner), and he currently sits on the boards of several companies. Mr. Barletta received his Juris Doctor Degree from Duquensne University and Bachelor of Arts Degree from Marietta College.

Mark Hubscher has been one of our directors since August 2000. He currently serves as Executive Director, Broadband Marketing, for SBC Communications, Inc. ("SBC") in San Antonio, Texas. In this capacity, Mr. Hubscher is responsible for overseeing the development of products associated with SBC's DSL service, including but not limited to its basic DSL transport product, voice over DSL and video over DSL. Mr. Hubscher has been with SBC (and Ameritech, Inc.) since 1984 in various capacities, including strategic planning, business development and product management. From 1976 to 1984, Mr. Hubscher has held various vice presidential positions in subsidiaries of W.R. Grace. Mr. Hubscher has a Bachelor of Commerce Degree from McGill University in Montreal, Canada and a Masters of Management Degree from the Kellogg School of Business, Northwestern University.

Biographies of our key employees are as follows:

June White currently serves as Vice President of Engineering and has been with us since October 1998. Ms. White has managed all aspects of software development for over 20 years, emphasizing the establishment of processes that are required to support a product's life cycle. She has been a key contributor to the launch of many new products including Forte's Application Development Environment, ROLM's Phonemail, and Control Data's Operating Systems. Ms. White has built QA and Release Management organizations in order to ship high quality products. Ms. White received her B.A. degree in Mathematics from Harvard University.

Michael Moskowitz currently serves as Vice President of Business Development and has been with us since July 1999. Dr. Moskowitz has focused on the Business and Technical aspects of transporting video and static images across data networks for over 10 years. Prior to joining us, Dr. Moskowitz had served as a Senior Manager at Silicon Graphics, Inc., or SGI, charged with creating new business opportunities and product directions for their MPEG-2 and streaming media technologies. At SGI, one of Dr. Moskowitz' initial responsibilities centered around the VOD trials at TimeWarner-Orlando, and Cablevision-Long Island. Prior to SGI, Dr. Moskowitz worked on new technologies for transmitting medical images at the University of California, San Francisco. He holds a Ph.D. in Electrical Engineering from Dartmouth College, a Masters Degree from University of Massachusetts, Amherst, and a Bachelor of Science degree in Physics from State University of New York, Binghamton.

Classified Board and Term of Offices

Our bylaws provide for a board of directors consisting of seven members. There are currently six directors on the board. All directors hold office until the next annual meeting. No family relationships exist among our officers and directors. In the event our common stock becomes listed on the Nasdaq National Market (we have applied to have our common stock listed on the Nasdaq SmallCap Market), our board will be divided into three classes of directors and the members of each class would hold their office for three-year staggered terms. Our certificate of incorporation does not provide for cumulative voting; therefore, our stockholders representing a majority of the shares of common stock outstanding will be able to elect all of the directors. The classification of the board of directors, if effected as indicated above, and the lack of cumulative voting will make it more difficult for our existing stockholders to replace the board of directors or for another party to obtain control of our company by replacing the board of directors. Since the board of directors has the power to retain and discharge our officers, these provisions could also make it more difficult for existing stockholders or another party to effect a change in our management.

Board Committees

We have established an audit committee and a compensation committee. The audit committee reviews our internal accounting procedures and considers and reports to the board of directors with respect to other auditing and accounting matters, including the selection of our independent auditors, the scope of annual audits, the fees to be paid to our independent auditors and the performance of our independent auditors. The audit committee currently consists of Messrs. Micek and Barletta. The compensation committee reviews and recommends to the board of directors the salaries, benefits and stock option grants for all employees, consultants, directors and other individuals compensated by us. The compensation committee also administers our stock option and benefit plans. The compensation committee currently consists of Messrs. Micek and Barletta.

Director Compensation

Our directors do not receive any cash compensation for their services. Each non-employee director is eligible to participate in our stock option plans.

Executive Compensation

Summary of compensation. The following table sets forth all compensation earned or paid for services rendered to us in all capacities by our Chief Executive Officer and by our other most highly compensated executive officer who earned more than $100,000 in salary and bonus for the fiscal year ended December 31, 1999. These officers are referred to collectively in this prospectus as the named executive officers.


                                             Summary Compensation Table
                                                                                           Long-Term
                                                 Annual Compensation                      Compensation
                                                                                           Securities
      Name and Principal                                                                   Underlying            All Other
      ------------------                                                                   ----------            ---------
           Position                   Year             Salary             Bonus            Options (#)        Compensation($)
           --------                   ----             ------             -----            -----------        ---------------
Richard Lang, Chairman                 1999           $ 240,000          $    --                   --       $         --
of the Board and Chief                 1998             170,000               --            1,011,000                 --
Executive Officer(1)                   1997              32,000               --               27,167                 --

Kyle Faulkner, Chief                   1999             206,583          $10,000                   --                 --
Technology Officer                     1998              25,000               --               50,000            283,940(1)
                                       1997                  --               --              392,000              6,720(1)

Thomas Koshy, President of             1999             142,000               --                   --                 --
International Operations               1998                  --               --              285,000                 --
                                       1997                  --               --               15,000                 --

Edward Davis, General                  1999             159,375               --                   --                 --
Counsel, Vice President                1998              56,250               --              150,000                 --
and Secretary                          1997                  --               --                   --                 --

David Morgenstein,                     1999             135,000               --                   --                 --
former Chief Operating                 1998              72,500               --              320,000                 --
Officer                                1997              60,208               --              122,292                 --


------------------
(1) Represents payments made to Mr. Faulkner as a contractor prior to employment with the company.

Option grants. The following table sets forth information with respect to stock options granted during 1999 to the executive officers named in the summary compensation table. In accordance with the rules of the Securities and Exchange Commission, also shown below is the potential realizable value over the term of the option based on assumed rates of stock appreciation of 5% and 10%, compounded annually. We assume that:

     o the fair market value of our common stock on the date of grant appreciates at the indicated annual rate compounded annually for the entire term of the option; and

     o the option is exercised and sold on the last day of its term for the appreciated stock price.

These amounts are based on assumed rates of appreciation and do not represent our estimate of future stock price. Actual gains, if any, on stock option exercises will be dependent on the future performance of our common stock.

Option Grants in Last Fiscal Year Individual Grants(1)


                                 Number of       % of Total
                                Securities         Options                               Potential Realizable Value at
                                Underlying       Granted to                              Assumed Rates of Stock Price
                                  Options       Employees in     Exercise   Expiration         Appreciation for
            Name               Granted(#)(1)     1999(%)(2)      Price($)      Date             Option Term($)
            ----               -------------     ----------      --------      ----             --------------
                                                                                             5%             10%
                                                                                             --             ---

Richard Lang                          --              --             --          --               --            --
Thomas Koshy                      76,000            5.84%        $  6.63       04/04        $139,213     $ 307,624
                                 200,000           15.36%        $  6.25       08/04        $345,352     $ 763,138
Kyle Faulkner                     50,000            3.84%        $ 7.125       11/04        $ 98,425     $ 217,494
Edward Davis                          --              --             --          --               --            --
David Morgenstein                     --              --             --          --               --            --

------------------
(1)  All options were granted under our 1999 Stock Option Plan.

(2) Based on an aggregate of 1,302,000 options granted to employees, officers, directors and consultants in fiscal 1999.

Aggregated  Option  Exercises  in Last  Fiscal  Year and Fiscal  Year End Option
Values

The following table sets forth information concerning option exercises and the aggregate value of unexercised options for the year ended December 31, 1999, held by each executive officer named in the summary compensation table above. None of these officers exercised any stock options in 1999.


                                                      Number of Securities Underlying      Value of Unexercised In-the Money
                           Shares        Value            Unexercised Options at                       Options at
                          Acquired     realized              December 31, 1999                    December 31, 1999(1)
                            on         ---------             -----------------                    --------------------
         Name            Exercise(#)      ($)        Exercisable(#)    Unexercisable(#)     Exercisable($)    Unexercisable($)
         ----            -----------      ---      ------------------ ------------------  ------------------ -----------------

Richard Lang                 --            --          1,060,417           321,750            $6,940,815         $1,850,063

Kyle Faulkner                --            --            159,708           282,292            $1,940,815         $1,445,707

Thomas Koshy                 --            --             76,000           224,000            $  303,600         $  647,680

Edward Davis                 --            --             90,600            59,400            $  552,089         $  361,966

David Morgenstein            --            --            337,892           104,400            $2,249,109         $  600,300

------------------
(1) The value realized on exercised options and the value of unexercised in-the-money options at December 31, 1999 is based on a value of $9.25 per share, the closing bid price of our common stock at December 31, 1999, minus the per share exercise price, multiplied by the number of shares underlying the options.

Stock Option Plans

A total of 9,700,000 shares of common stock have been reserved for issuance upon exercise of incentive and non-statutory options and stock purchase rights granted under our 1992, 1998 and 1999 Stock Plans (the "Plans"). As of August 31, 2000 there were 7,644,700 options outstanding to purchase shares of common stock. No shares of common stock have been issued pursuant to stock purchase rights, and no stock appreciation rights have been granted under the Plans. Under the Plans options may be granted to employees, officers, directors, and consultants

(the 1992 Stock Plan also permits the grant of restricted stock and stock appreciation rights). Only employees and officers may receive "incentive stock options," which are intended to qualify for certain tax treatment, and consultants may receive "nonstatutory stock options," which do not qualify for such treatment. The exercise price of incentive stock options under the Plans must be at least equal to the fair market value of the common stock on the date of grant, while the exercise price of nonstatutory options must be at least equal to 85% of such market value. A holder of more than 10% of the outstanding voting shares may only be granted options with an exercise price of at least 110% of the fair market value of the underlying stock on the date of the grant, and if such holder has incentive stock options, the term of the options must not exceed five years. Options granted under the Plans generally vest ratably over a four year period. All options must be exercised within ten years. The Board of Directors may amend the Plans at any time.

Employment Agreements

We have entered into employment agreements with Richard Lang, our Chairman, and Chief Executive Officer, Douglas Glen, our President and Chief Operating Officer, Thomas Koshy, our President of International Operations, Edward H. Davis, our Vice President of Strategic Alliances, Secretary, and General Counsel, John C. Lukrich, our Chief Financial Officer and Kyle Faulkner, our Chief Technology Officer. The agreements with Messrs. Lang, Koshy, Davis and Faulkner provide for an initial term of two years. The term of employment will be automatically extended for one additional year at the end of the initial term, unless sooner terminated by us for cause or on three months notice without clause, or by the employee on 90 days notice. If the employee's employment is terminated by us without cause, he is entitled to receive as severance the continuation of his base salary at the then current rate through the later of
(i) one-third of the remaining period of the initial term, or (ii) a period of six months from the effective date of termination. In addition to continuation of base salary, one-third of the remaining unvested stock options granted to the employee will vest on the effective date of termination. If the employee is terminated during any extended term for any reason other than cause, he will be entitled to receive continuation of base salary for a period of three months.

The agreements with Mr. Glen and Mr. Lukrich provide for an initial term of one year with automatic annual renewals and annual salary reviews. If the employee's employment is terminated by us without cause, the employee is entitled to receive as severance the continuation of their base salary at the then current rate for a period of 12 months. In, addition the employee will be entitled to accelerate vesting of the stock options, with the 12 months of otherwise normal vesting becoming vested immediately.

The employment agreement with Mr. Lang commenced on June 23, 1998 and provides for a base salary of $20,000 per month. The employment agreement with Mr. Glen commenced on June 1, 2000 and provides for a base salary of $27,083 per month. The employment agreement with Mr. Koshy commenced on August 16, 1999 and provides for a base salary of $15,000 per month. The employment agreement with Mr. Davis commenced on July 30, 1998 and provides for a base salary of $14,583 per month. The employment agreement with Mr. Lukrich commenced on June 1, 2000 and provides for a base salary of $16,667 per month. The employment agreement with Mr. Faulker commenced on November 13, 1998 and provides for a base salary of $16,667 per month.

The employment agreement with Mr. Glen commenced in June 1, 2000 and provides for a base salary of $27,083 per month. Mr. Glen has also been granted incentive stock options to purchase 750,000 shares of Common Stock. 250,000 options were granted on June 1, 2000 at an exercise price of $4.50 per share with a 42-month vesting period. Options to purchase an additional 500,000 shares at an exercise price of $4.50 per share have been granted to Mr. Glen, one-half of which vest on each of the first and second anniversary dates of his agreement. Mr. Glen will also be eligible for a cash incentive bonus equal to 100% of base salary and annual stock option grants. Targets for this bonus will be mutually agreed upon by Mr. Glen and the Board Compensation Committee. We have also loaned Mr.
Glen $100,000 and have agreed to pay him an additional $5,000 per month for 36 months to enable Mr. Glen to make a down payment and monthly payments on a San Francisco residence.

The employment agreement with Mr. Lukrich commenced on June 1, 2000 and provides for a base salary of $16,667 per month. Mr. Lukrich has also been given a stock option grant of 300,000 incentive stock options. 150,000 options were granted on June 1, 2000. Options to purchase an additional 150,000 shares at an exercise price of $4.50 per share have been granted to Mr. Lukrich, one-half of which vest on each of the first and second anniversary dates of his agreement. Mr. Lukrich will also be eligible for an incentive bonus equal to no less than 50% of his base salary. Mr. Lukrich and the Compensation Committee will mutually agree upon targets for this bonus.

Compensation Committee Interlocks and Insider Participation

The compensation committee currently consists of Directors Micek, Bowen and Barletta. John C. Lukrich, our Chief Financial Officer, participates in deliberations of the committee concerning executive compensation. None of our executive officers serve as members of the board of directors or compensation committee of any entity that has one or more executive officers who serve on our board or compensation committee.

In January 2000, Mr. Micek invested $25,000 for 6,250 shares of common stock and 5-year warrants to purchase 6,250 shares of common stock for $5.00 per share in connection with a private placement financing. In December 1999, we received $50,000 from Universal Assurance, of which Mr. Micek is a principal, in exchange for notes payable convertible into our common stock, due in one year, and bearing interest at 7.75%. The conversion rate for the notes was the lower of
(1) $6.50, (2) 80% of the average closing price of our publicly traded shares in the 20 trading days immediately preceding the closing of an ongoing private placement, or (3) the price agreed in that private placement. The Universal notes were subsequently converted to common shares in January 2000.

In January 2000, we received $100,000 from Independence Properties LLC, of which Mr. Barletta is a principal, in exchange for notes payable convertible into our common stock, due in one year, and bearing interest at 7.75%. The conversion rate for the notes was the lower of (1) $6.50, (2) 80% of the average closing price of our publicly traded shares in the 20 trading days immediately preceding the closing of an ongoing private placement, or (3) the price agreed in that private placement. The notes were subsequently converted to shares of our common stock in January 2000 in connection with a private placement financing.

Limitation on Liabilities and Indemnification Matters

Our certificate of incorporation limits the personal liability of our directors to our stockholders to the maximum extent permitted by Delaware law. Delaware law provides that directors of a corporation will not be personally liable for monetary damages for breach of their fiduciary duties as directors, except with respect to liability for:

     o any breach of their duty of loyalty to the corporation or its stockholders;

     o acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

     o unlawful payments of dividends or unlawful stock repurchases or redemptions; or

     o any transaction from which the director derived an improper personal benefit.

This provision will have no effect on any non-monetary remedies that may be available to us or our stockholders, nor will it relieve us or other officers or directors from compliance with federal or state securities laws.

Our certificate of incorporation and bylaws also generally provide that we will indemnify, to the fullest extent permitted by Section 145 of the Delaware General Corporation Law, any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit, investigation, administrative hearing or any other proceeding by reason of the fact that he or she is or was a director or officer of ours, or is or was serving at our request as a director, officer, employee or agent of another entity, against expenses incurred by him or her in connection that proceeding. An officer or director will not be entitled to indemnification by us if:

     o the officer or director did not act in good faith and in a manner reasonably believed to be in, or not opposed to, our best interests; or

     o with respect to any criminal action or proceeding, the officer or director had reasonable cause to believe his or her conduct was unlawful.

At the present time there is no pending litigation or proceeding involving any of our directors, officers, employees or agents for which indemnification will be required or permitted. We are not aware of any threatened litigation or proceeding that may result in a claim for indemnification.

                              PLAN OF DISTRIBUTION

We are registering all 11,592,508 of the shares of our common stock and warrants offered by this prospectus on behalf of the selling stockholders, and will receive no proceeds from this offering. The selling stockholders, or pledgees, donees, transferees or other successors-in-interest selling shares received from a selling stockholder as a gift, partnership distribution or other non-sale related transfer after the date of this prospectus are free to sell the shares from time to time. The selling stockholders will act independently of us in making decisions with respect to the timing, manner and size of each sale. The sales may be made in the national over-the-counter market or otherwise, at prices and at terms then prevailing or at prices related to the then current market price, or in negotiated transactions. The selling stockholders may effect such transactions by selling the shares to or through broker-dealers. The shares may be sold by one or more of, or a combination of, the following:

     o block trade in which the broker-dealer so engaged will attempt to sell the shares as agent, but may position and resell a portion of the block as principal to facilitate the transaction;

     o    purchases  by  a  broker-dealer   as  principal  and  resale  by  such
          broker-dealer for its account pursuant to this prospectus;

     o an exchange distribution in accordance with the rules of such exchange;

     o ordinary brokerage transactions and transactions in which the broker solicits purchasers; and

     o    in privately negotiated transactions.

In effecting sales, broker-dealers engaged by the selling stockholders may arrange for other broker-dealers to participate in the resales.

The selling stockholders may enter into hedging transactions with broker-dealers in connection with distributions of the shares or otherwise. In such transactions, broker-dealers may engage in short sales of the shares in the course of hedging the positions they assume with selling stockholders. The selling stockholders also may sell shares short and redeliver the shares to close out such short positions. The selling stockholders may enter into option or other transactions with broker-dealers that require the delivery to the broker-dealer of the shares. The broker-dealer may then resell or otherwise transfer such shares pursuant to this prospectus. The selling stockholders also may loan or pledge the shares to a broker-dealer. The broker-dealer may sell the shares so loaned, or upon a default the broker-dealer may sell the pledged shares pursuant to this prospectus.

Broker-dealers or agents may receive compensation in the form of commissions, discounts or concessions from the selling stockholders. Broker-dealers or agents may also receive compensation from the purchasers of the shares for whom they act as agents or to whom they sell as principals, or both. Compensation as to a particular broker-dealer might be in excess of customary commissions and will be in amounts to be negotiated in connection with the sale. Brokers-dealers or agents and any other participating broker-dealers or the selling stockholders may be deemed to be underwriters within the meaning of Section 2(11) of the Securities Act of 1933, in connection with sales of the shares. Accordingly, any such commission, discount or concession received by them and any profit on the resale of the shares purchased by them may be deemed to be underwriting discounts or commissions under the Securities Act. Because the selling stockholders may be deemed to be underwriters within the meaning of Section 2(11) of the Securities Act, the selling stockholders will be subject to the prospectus delivery requirements of the Securities Act. In addition, any securities covered by this prospectus that qualify for sale pursuant to Rule 144 promulgated under the Securities Act may be sold under Rule 144 rather than pursuant to this prospectus. The selling stockholders have advised us that they have not entered into any agreements, understandings or arrangements with any underwriters or broker-dealers regarding the sale of the shares; nor is any underwriter or coordinating broker acting in connection with the proposed sale of the shares by the selling stockholders.

The shares will be sold only through registered or licensed brokers or dealers if required under applicable state securities laws. In addition, in certain states the shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirements is available and is complied with.

Under applicable rules and regulations under the Exchange Act, any person engaged in the distribution of the shares may not simultaneously engage in market-making activities with respect to our common stock for a period of two business days prior to the commencement of such distribution. In addition, each selling stockholder will be subject to applicable provisions of the Exchange Act and the associated rules and regulations under the Exchange Act, including Regulation M, which provisions may limit the timing of purchases and sales of shares of our common stock by the selling stockholders. We will make copies of this prospectus available to the selling stockholders and we have informed them of the need for delivery of copies of this prospectus to purchasers at or prior to the time of any sale of the shares.

We will bear all costs, expenses and fees in connection with the registration of the shares. The selling stockholders will bear all commissions and discounts, if any, attributable to the sales of the shares. The selling stockholders may agree to indemnify any broker-dealer or agent that participates in transactions involving sales of the shares against certain liabilities, including liabilities arising under the Securities Act.

                              SELLING STOCKHOLDERS

The following table sets forth information, as of September 22, 2000, with respect to the selling stockholders. We sold the shares of our common stock being offered by the selling stockholders in private placements in December 1999, January 2000 and August 2000. In December 1999 and January 2000, we sold
(i) 4,808,375 shares of our common stock at a price of $4.00 per share, (ii) warrants to purchase 4,843,371 shares of our common stock with an exercise price of $5.00 per share and (iii) warrants to purchase 98,870 shares of our common stock with an exercise price of $8.4375 per share. In August 2000, we sold to a single institutional investor (i) 857,633 shares of our common stock at a price of $5.83 per share and (ii) a warrant to purchase 857,633 shares of our common stock with an exercise price of $5.83 per share. In September 2000, we issued 126,626 additional shares of our common stock to the purchasers in the January 2000 offering as required under our registration rights agreement with such purchasers. This prospectus covers the resale by the selling stockholders of these shares, plus, in accordance with Rule 416 under the Securities Act of 1933, such additional number of shares of our common stock as may be issued on exercise of the warrants resulting from stock splits, stock dividends or the application of anti-dilution provisions in the warrants. The number of shares shown in the following table as being offered by the selling stockholders does not include such presently indeterminate number of additional shares of our common stock.

Any and all of the shares of common stock may be offered for sale pursuant to this prospectus by the selling stockholders from time to time. Accordingly, no estimate can be given as to the amounts of shares of our common stock that will be held by the selling stockholders upon consummation of any such sales. In addition, the selling stockholders may have sold, transferred or otherwise disposed of all or a portion of their shares since the date on which the information regarding their common stock was provided in transactions exempt from the registration requirements of the Securities Act of 1933.

Except as set forth below or elsewhere in this prospectus, none of the selling stockholders is currently an affiliate of us, and none of them has had a material relationship with us within the past three years other than as a result of the ownership of the shares and warrants or other securities issued by us:


                                            Shares Beneficially Owned Prior
          Selling Stockholders                    To this Offering (1)                  Shares Offered
          --------------------                    --------------------                  --------------
                                                                                                   Issuable
                                                                                                    Under
                                                  Number             Percent           Owned       Warrants
                                                  ------             -------           -----       --------
SBC Venture Capital Corporation (2)               1,715,266             8.55%          857,633      857,633
Chelsey Capital                                   1,519,750             7.57%          769,750      750,000
Ravinia Capital Ventures                          1,202,629             5.99%          609,129      593,500
Storie Partners LLP                               3,543,167            17.66%          513,167      500,000



Mercer Management, Inc.                           2,546,978            12.69%          397,704      387,500
BayStar Capital, L.P.                               759,875             3.79%          384,875      375,000
BayStar International Limited                       759,875             3.79%          384,875      375,000
Special Situations Fund III                         759,875             3.79%          384,875      375,000
Special Situations Private Equity Fund              506,583             2.52%          256,583      250,000
Special Situations Technology Fund                  506,583             2.52%          256,583      250,000
Reed Slatkin                                        945,923             4.71%          133,423      130,000
Special Situations Cayman Fund                      253,292             1.26%          128,292      125,000
Robert London                                     1,130,915             5.64%          128,292      125,000
Dorothy Lyddon Trust                                653,187             3.25%           51,317       50,000
Erik Franklin                                       202,633             1.01%          102,633      100,000
Kyle Faulkner (3)                                   324,895             1.62%           64,146       62,500
Independence Properties LLC (4)                     121,507                 *           25,658       31,250
Douglas Glen (5)                                    246,282             1.23%           25,658       25,000
Greg Friedman (6)                                    53,481                 *           23,606       23,000
Ryan Allison                                         37,994                 *           19,244       18,750
Frank Kramer                                         42,681                 *           19,244       23,437
Arthur D. Allen (6)                                  37,994                 *           19,244       18,750
Suzanne Lentz (7)                                    42,232                 *           15,395       15,000
Bruce Hensel                                         25,329                 *           12,829       12,500
Universal Assurors Agency, Inc. (8)                  28,454                 *           12,829       15,625
Keith Koch                                           75,329                 *           12,829       15,625
Donald C. Reinke (9)                                 26,892                 *           12,829       14,063
June S. White (10)                                   56,720                 *           10,263       10,000
Han Joo Lee                                          20,263                 *           10,263       10,000
Yuan Meng (6)                                        20,263                 *           10,263       10,000
Thomas Koshy (11)                                   177,693                 *           10,263       10,000
Ann Louise Micek                                     19,917                 *            8,980       10,937
Vince Sakowski                                       14,227                 *            6,415        7,812
John Worthing                                        14,227                 *            6,415        7,812
Bay Venture Counsel, LLP (12)                        12,665                 *            6,415        6,250
Robert Walter                                        14,227                 *            6,415        7,812
John J. Micek III (13)                              177,431                 *            6,415        6,250
Reece Micek                                          14,227                 *            6,415        7,812
Elissa Micek                                         14,227                 *            6,415        7,812
Bradley H. Reinke                                    26,892                 *           12,829       14,063
Michael Moskowitz (14)                               23,088                 *            6,158        6,000
Thomas A. Bell (6)                                   10,132                 *            5,132        5,000
Sonja Erickson (6)                                   15,932                 *            3,849        3,750
R&T Sheppard Family Partners                          7,599                 *            3,849        3,750
James E. Landy (5)                                    7,599                 *            3,849        3,750
James L. Berg (9)                                     8,536                 *            3,849        4,687
Frank H. Schwartz (6)                               165,336                 *            3,336        3,250
Steven Heist (6)                                      7,066                 *            2,566        2,500
Zhiping Liu (6)                                       6,441                 *            2,566        2,500
Laura Micek                                           5,691                 *            2,566        3,125
Stephen P. Pezzola                                    5,691                 *            2,566        3,125
Gregory L. Beattie (9)                                5,691                 *            2,566        3,125
Bruce Whitley (9)                                     5,691                 *            2,566        3,125
Roger E. Reinke                                       5,691                 *            2,566        3,125
Kimberly L. Massingale (6)                           10,390                 *            2,053        2,000
Francis E. Vegliante (6)                             16,448                 *            2,053        2,000
Evan Zhang (6)                                        6,969                 *            2,053        2,000
Richard P. Trevor (6)                                11,219                 *            2,053        2,000
Allan Ber (6)                                         2,280                 *            1,155        1,125


          Selling Stockholders                                                          Shares Offered
          --------------------                                                          --------------
                                                                                                   Issuable
                                            Shares Beneficially Owned Prior                         Under
                                                  To this Offering (1)              Owned           Warrants
                                                  --------------------              -----           --------
Howard E. Lyons (6)                                 116,306                 *            1,283        1,250
Karolyn Kelly                                         2,845                 *            1,283        1,562
Bruce P. Johnson                                      2,845                 *            1,283        1,562
Paul Boc Banh (6)                                    12,836                 *            1,026        1,000
Reedland Capital Partners(15)                        98,870                 *              -0-       98,870

-----------------
* Represents beneficially ownership of less than 1% of our outstanding common stock.

(1) The number of shares listed in these columns include all shares beneficially owned and all options and warrants to purchase shares held, whether or not deemed to be beneficially owned, by each selling stockholder. The ownership percentages listed in these columns include only shares beneficially owned by the listed selling stockholder. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission. In computing the percentage of shares beneficially owned by a selling stockholder, shares of common stock subject to options or warrants held by that stockholder that are exercisable now or within 60 days after September 22, 2000 are deemed outstanding, although those shares are not deemed outstanding for the purpose of computing the percentage ownership of any other person. The ownership percentages are calculated assuming that 20,067,790 shares of common stock were outstanding immediately prior to this offering.

(2) This entity is an affiliate of SBC Communications, Inc. ("SBC"). Mr. Mark Hubscher, one of our directors, is the Executive Director, Broadband Marketing, of SBC.

(3) Mr. Faulkner is our Chief Technology Officer.

(4) This entity is controlled by Joseph Barletta, one of our directors.

(5) Mr. Glen is our President and Chief Operating Officer and one of our directors.

(6) The individual listed is an employee or independent contractor of us.

(7) Ms. Lentz is our Director of Marketing.

(8) Mr. John J. Micek III, one of our directors, is an affiliate of this entity.

(9) The individual listed is an attorney with Bay Venture Counsel, LLP, our legal counsel. See "Legal Matters."

(10) Ms. White is our Vice President of Engineering.

(11) Mr. Koshy is our President of International Operations.

(12) Bay Venture Counsel, LLP is our legal counsel. See "Legal Matters."

(13) Mr. Micek is one of our directors.

(14) Mr. Moskowitz is our Vice President of Business Development.

(15) Reedland Capital Partners received 98,870 warrants as a placement fee in connection with the private placement closed in January, 2000.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Since April 1, 1997, there has not been, nor is there currently proposed, any transaction or series of similar transactions to which we were or are to be a party in which the amount involved exceeds $60,000 and in which any director, executive officer or holder of more than 5% of our common stock, or an immediate family member of any of the foregoing, had or will have a direct or indirect interest other than:

     o compensation arrangements, which are described where required under "Management"; and

     o    the transactions described below.

Sale of Common Stock and Warrant in August and September 2000.

In August 2000, we sold to SBC Venture Capital Corporation, an affiliate of SBC Communications, Inc. ("SBC Communications"), 857,633 shares of our common stock at a purchase price of $5.83 per share and a three-year warrant to purchase 857,633 shares of our common stock with an exercise price of $5.83 per share. The aggregate purchase price of these shares and the warrant was $5,000,000. In connection with this transaction, Mr. Mark Hubscher, Executive Director, Broadband Marketing, of SBC, was elected to our board of directors. In September 2000, we issued for no additional cash consideration an aggregate of 126,626 shares of our common stock to the purchasers in the January 2000 financing, discussed below, pursuant to certain rights granted to them in their registration rights agreement.

Sale of Common Stock and Warrants in January 2000.

In January 2000 we sold 4,808,375 shares of common stock at a purchase price of $4.00 per share, for an aggregate gross purchase price of $19.2 million. We raised $13.9 million in cash in the offering, before offering costs totaling $1,103,000 for this offering and the debt conversion described below, and the remaining $5.3 million consisted of the conversion of notes payable. The purchasers also received warrants to purchase up to an aggregate of 4,843,371 shares of our common stock, at an exercise price of $5.00 per share. The warrants are exercisable for a term of five years from the date of issuance. The following directors, executive officers and principal stockholders participated in this transaction:


           Cash Purchases:

            Investor              Amount Invested   Common Shares     Warrants
            --------              ---------------   -------------     --------
Special Situations Funds          $     4,000,000        1,000,000      1,000,000
Chelsey Capital                         3,000,000          750,000        750,000
BayStar Capital                         3,000,000          750,000        750,000
Ravinia Capital Ventures                2,374,000          593,500        593,500
Kyle Faulkner                             250,000           62,500         62,500
Douglas Glen                              100,000           25,000         25,000


           Conversion of Notes Payable:

            Investor              Notes Converted   Common Shares      Warrants
            --------              ---------------   -------------      --------
Storie Partners                   $     2,000,000           500,000       500,000
Mercer Management                       1,550,000           387,500       387,500

In connection with the above financing, holders of all of our then outstanding shares of preferred stock voluntarily converted such shares into 4,496,609 shares of our preferred stock.

Transactions with Draysec Finance Limited

During 1997, Draysec Finance Limited, one of our principal stockholders, invested $200,000 for the purchase of investment units, consisting of 200,000 shares of our preferred stock and warrants to purchase 200,000 shares of our common stock at an exercise price of $1.00 per share. Our board of directors extended the exercise date for these warrants to February 1999 and increased the exercise price to $1.50 per share after January 1998. These warrants were exercised in February 1999. Additionally, Draysec Finance Limited provided a loan of $80,000 in consideration for a six month promissory note from us with an interest rate of 10.5% and a warrant to purchase 16,000 shares of our common stock at an exercise price of $1.00 per share.

In 1998, Draysec Finance provided us two loans, in the aggregate principal amount of $50,000, convertible into our common stock at $1.00 per share. These loans included warrants to purchase 10,000 shares of our common stock at $1.00 per share. Draysec Finance loaned us an additional $75,000 in 1998 in the form of a line of credit at an interest rate equal to the prime rate plus 2% and received a warrant to purchase 15,000 shares of our common stock at $2.36 per share.

Also in 1998, Draysec Finance converted $78,596 in debt and accrued interest into 39,298 shares of our preferred stock and warrants to purchase 5,109 shares of our common stock at $2.00 per share Draysec Finance also converted an additional $137,054 of convertible debt and accrued interest into 137,054 shares of our common stock at $1.00 per share.

In February 1999, Draysec Finance exercised the warrants issued in 1997 to purchase 200,000 shares of our common stock for $300,000 cash.

In January 2000, 239,298 shares of preferred stock held by Draysec Finance were converted to 239,298 shares of our common stock in connection with a private placement financing.

Transactions with Mercer Management

During 1997, Mercer Management Inc., one of our principal stockholders, converted 300,000 shares of our preferred stock into a like number of shares of our common stock. Also in 1997, Mercer Management invested an additional $200,000 for the purchase of investment units consisting of 200,000 shares of our preferred stock and warrants to purchase 200,000 shares of our common stock at an exercise price of $1.00 per share. Our board of directors extended the exercise date for these warrants to February 1999 and increased the exercise price to $1.50 per share after January 26, 1998. These warrants were exercised in February 1999.

In order to provide bridge financing for us during the last quarter of 1997, Mercer Management loaned us $100,000 cash. In consideration for this loan, we issued Mercer Management a six-month promissory note in the amount of $100,000 at an interest rate of 10.5%. Additional consideration was provided by us in the form of a warrant to purchase 20,000 shares of our common stock at an exercise price of $1.00 per share.

In 1998, Mercer Management loaned us an additional $525,000. The first $100,000 was in the form of a six-month promissory note in the amount of $100,000 at an interest rate of 10.5%. This promissory note was convertible into shares of our common stock at the conversion rate of $1.00 per share. An additional $200,000 was provided in exchange for a second promissory note. This note provided for an interest rate of prime plus 2% payable monthly in arrears and had a due date of July 15, 1998. Additional consideration for the note included 40,000 shares of our common stock and a warrant to purchase an additional 40,000 shares of common stock at the exercise price of $1.00 per share. The $200,000 note also provided for an automatic extension through December 31, 1998 for additional consideration in the form of 40,000 shares of our common stock and a warrant to purchase an additional 40,000 shares of common stock at the exercise price of $1.00 per share. Also in 1998, Mercer Management loaned us an additional $75,000 in the form of a line of credit at prime plus 2% and was granted a warrant to purchase 15,000 shares of our common stock at $2.31 per share. Subsequently in 1998, Mercer provided additional credit of $150,000 at prime plus 2% and was granted a warrant to purchase 30,000 shares of our common stock at $1.70 per share.

Also, during March 1998, Mercer Management elected to exercise its 200,000 warrants to purchase common stock pursuant to an offering by us to reduce the exercise price of said warrants for the period from February 1998 to March 1998 to $0.75 per share. As a result of the exercise of these warrants, we received $150,000 from Mercer Management Inc., and Mercer Management was issued an additional 200,000 shares of our common stock. In 1998,

Mercer Management converted $431,758 debt and accrued interest into 215,879 shares of our preferred stock and 28,065 warrants to purchase common stock at $2.00 per share.

During 1999, we received $1,550,000 from Mercer Management in exchange for notes payable convertible into our common stock, due in one year, and bearing interest at 7.75%. The conversion rate for the notes was the lower of (1) $6.50, (2) 80% of the average closing price of our publicly traded shares in the 20 trading days immediately preceding the closing of an ongoing private placement, or (3) the price agreed in that private placement.

In connection with a private placement financing, in January 2000, all of the Mercer Management notes were converted into 387,500 shares of common stock at a conversion rate of $4.00 per share and warrants to purchase 387,500 shares of our common stock at an exercise price of $5.00; and 415,879 shares of Preferred Stock were converted to common stock.

Transactions with Storie Partners LLP

In February 1996, Storie Partners LLP, one of our principal stockholders, invested $700,000 for the purchase of investment units consisting of 700,000 shares of our preferred stock and warrants to purchase 700,000 shares of our common stock at an exercise price of $1.00 per share. Our board of directors extended the exercise date for these warrants to February 1999 and increased the exercise price to $1.50 per share after January 1998.

In April 1997, Storie Partners exercised these warrants to purchase 400,000 shares of common stock for $400,000.

In 1998, Storie Partners 1,000,000 shares of our preferred stock, and warrants to purchase 130,000 additional shares of our common stock at an exercise price of $2.00 per share.

During 1999, we received $2,000,000 from Storie Partners in exchange for notes payable convertible into our common stock, due in one year, and bearing interest at 7.75%. The conversion rate for the notes was the lower of (1) $6.50, (2) 80% of the average closing price of our publicly traded shares in the 20 trading days immediately preceding the closing of an ongoing private placement, or (3) the price agreed in that private placement.

In connection with a private placement financing in January 2000 all of the Storie Partners notes were converted into 500,000 shares of common stock at a conversion rate of $4.00 per share and warrants to purchase shares of our common stock at an exercise price of $5.00 per share; and 1,700,000 shares of preferred stock held by Storie Partners were converted to common stock.

Transactions with Stuart Rudick and Affiliates

In 1996, Mindful Partners LLP, an affiliate of Stuart Rudick, one of our principal stockholders, invested $300,000 for the purchase of investment units consisting of 300,000 shares of our preferred stock and warrants to purchase 300,000 shares of our common stock at an exercise price of $1.00 per share. Rudick Asset Management, another affiliate of Mr. Rudick received an additional 100,000 units and warrants to purchase 100,000 shares of common stock at an exercise price of $1.00 per share as a finders' fee relating to the placement of this offering. Additionally, Rudick Asset Management invested $75,000 for investment units consisting of 75,000 shares of preferred stock and warrants to purchase 75,000 shares of common stock at $1.00 per share, issued in the name of Delaware Charter Guaranty Trust Company. Our board of directors extended the exercise date for these warrants to February 1999 and increased the exercise price to $1.50 per share after January 1998.

In 1997, Mindful Partners purchased additional investment units consisting of 150,000 shares of preferred stock and warrants to purchase 150,000 shares of our common stock at $1.00 per share for $150,000.

In 1998, Mindful Partners invested $500,000 for 250,000 shares of our preferred stock, and warrants to purchase 32,500 additional shares of our common stock at $2.00 per share.

In February 1999, Mindful Partners, Rudick Asset Management and Delaware Charter Guaranty Trust Company exercised the warrants issued in 1996 to purchase 450,000, 100,000 and 75,000 shares of our common stock for $675,000, $150,000, and $112,500 in cash, respectively.

In January 2000, 870,000 shares of preferred stock held by Mindful Partners and Rudick Asset Management were converted into 870,000 shares of our common stock in connection with a private placement financing.

Transactions with Robert London

In 1996, Robert London, one of our principal stockholders, invested $100,000 for the purchase of investment units consisting of 100,000 shares of our preferred stock and warrants to purchase 100,000 shares of our common stock at an exercise price of $1.00 per share. Our board of directors extended the exercise date for the Warrants to February 1999 and increased the exercise price to $1.50 per share after January 1998. .

In 1998, Mr. London invested $500,000 for 250,000 shares of our preferred stock, and warrants to purchase 32,500 additional shares of our common stock at an exercise price of $2.00 per share. Mr. London also provided us with a $225,000 loan convertible into shares of our common stock at $0.75 per share. This loan together with accrued interest was converted into 318,555 shares of common stock in October 1998. Mr. London later provided us with an additional $75,000 and $150,000 in loans in the form of a line of credit at the prime rate plus 2%, and warrants to purchase 15,000 and 30,000 shares of our common stock at $2.31 and $2.15 per share, respectively. Later, Mr. London converted $232,864 in loans and accrued interest into 116,432 shares of our preferred stock and warrants to purchase 5,136 shares of our common stock at an exercise price of $2.00 per share.

During 1999, we received $500,000 from Mr. London in exchange for promissory notes convertible into our common stock, due in one year, and bearing interest at 7.75%. The conversion rate for the notes was the lower of (1) $6.50, (2) 80% of the average closing price of our publicly traded shares in the 20 trading days immediately preceding the closing of an ongoing private placement, or (3) the price agreed in that private placement.

In connection with a private placement financing in January 2000, all of the London notes were converted into 125,000 shares of common stock and warrants to purchase 125,000 shares of our common stock at an exercise price of $5.00 per share; and 366,432 shares of preferred stock held by London were converted into 366,432 shares of our common stock.

Transactions with Richard Lang

On August 3, 1999, we acquired Timeshift-TV, Inc. in a stock-only transaction from Richard Lang, our Chairman and CEO, Earl Mincer and Eric Walters, who are employees of ours. Mr. Walters is Mr. Lang's brother in law. Mr. Lang and the other parties were not employed by us at the time they formed Timeshift-TV. Our board of directors unanimously approved our acquisition of Timeshift-TV. Timeshift-TV holds assets, including intellectual property, in the area of time-shifted real-time broadcasting, which we plan to integrate into our advanced video and audio delivery solutions. We also plan to license the Timeshift-TV intellectual property to other parties for various applications.

Transactions with Kyle Faulkner

We paid consulting fees to Kyle Faulkner, our Chief Technology Officer, through his consulting company, DuoDesign, of $6,720 and $283,940 in 1997 and 1998, respectively, prior to his employment with us.

In January 2000, Mr. Faulkner invested $250,000 for 62,500 shares of our common stock and 5-year warrants to purchase 62,500 shares of common stock at an exercise price of $5.00 per share in connection with a private placement financing.

Transactions with Thomas Koshy

In January 2000, Mr. Thomas Koshy, our President of International Operations, invested $40,000 for 10,000 shares of common stock and 5-year warrants to purchase 10,000 shares of our common stock at an exercise price of $5.00 per share in connection with a private placement financing.

Transactions with Douglas Glen

In January 2000, Douglas Glen, one of our directors and currently our President and Chief Operating Officer, invested $100,000 for 25,000 shares of our common stock and 5-year warrants to purchase 25,000 shares of our common stock at an exercise price of $5.00 per share in connection with a private placement financing.

Transactions with John J. Micek III

In January 2000, John J. Micek III, one of our directors, invested $25,000 for 6,250 shares of common stock and 5-year warrants to purchase 6,250 shares of our common stock at an exercise price of $5.00 per share in connection with a private placement financing.

In December 1999, we received $50,000 from Universal Assurance, of which Mr. Micek is a principal, in exchange for notes payable convertible into our common stock, due in one year, and bearing interest at 7.75%. The conversion rate for the notes was the lower of (1) $6.50, (2) 80% of the average closing price of our publicly traded shares in the 20 trading days immediately preceding the closing of an ongoing private placement, or (3) the price agreed in that private placement. The Universal notes were subsequently converted into 12,500 shares of our common stock in January 2000.

Transactions with Joseph Barletta

In January 2000, we received $100,000 from Independence Properties LLC, of which Joseph Barletta, one of our directors, is a principal, in exchange for notes payable convertible into our common stock, due in one year, and bearing interest at 7.75%. The conversion rate for the notes was the lower of (1) $6.50, (2) 80% of the average closing price of our publicly traded shares in the 20 trading days immediately preceding the closing of an ongoing private placement, or (3) the price agreed in that private placement. The notes were subsequently converted into 25,000 shares of our common stock at the end of January in connection with a private placement financing.


                             PRINCIPAL STOCKHOLDERS

The following table sets forth information with respect to beneficial ownership of our common stock by:

     o    each person who beneficially owns more than 5% of our common stock;

     o    each of our executive officers;

     o    each of our directors; and

     o    all executive officers and directors as a group.

Except as otherwise noted, the address of each 5% stockholder listed in the table is c/o Burst.com, Inc., 500 Sansome Street, Suite 503, San Francisco, CA 94111. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting and investment power with respect to shares. To our knowledge, except under applicable community property laws or as otherwise indicated, the persons named in the table have sole voting and sole investment control with respect to all shares beneficially owned. The applicable percentage of ownership for each stockholder is based on 20,067,790 shares of common stock outstanding on September 22, 2000 together with applicable options and warrants for that stockholder. Shares of common stock issuable upon exercise of options and other rights beneficially owned are deemed outstanding for the purpose of computing the percentage ownership of the person holding those options and other rights, but are not deemed outstanding for computing the percentage ownership of any other person.



                                                                       Number of Shares          Percentage of
              Name and Address of Beneficial Owner                    Beneficially Owned       Outstanding Shares
              ------------------------------------                    ------------------       ------------------
5% Stockholders

Draysec Finance Limited                                                   2,111,455(1)              10.52%
Storie Partners LLP                                                       3,543,167(2)              17.66%
Mercer Management                                                         2,546,978(3)              12.69%
SBC Venture Capital Corporation                                           1,715,266(4)               8.55%
Stuart Rudick                                                             1,533,500(5)               7.64%
Special Situations Funds                                                  2,026,333(6)              10.10%
Chelsey Capital                                                           1,519,750(7)               7.57%
Baystar Capital                                                           1,519,750(8)               7.57%
Robert London                                                             1,130,915(9)               5.64%
Ravinia Capital                                                           1,202,629(10)              5.99%

Executive Officers and Directors
Richard Lang                                                              2,295,338(11)             11.44%
Trevor Bowen                                                              1,913,155(12)              9.53%
John J. Micek III                                                           294,216(13)              1.47%
Brian Murphy                                                              2,018,189(14)             10.06%
Joseph Barletta                                                             124,783(15)                *
Douglas Glen                                                                232,811(16)              1.16%
John C. Lukrich                                                              28,590(17)                *
Thomas Koshy                                                                176,625(18)                *
Edward Davis                                                                113,700(19)                *
Kyle Faulkner                                                               330,332(20)              1.65%
All officers and directors as a group (10 persons)                        7,527,739(21)             37.51%

-----------------
*        Represents less than a one percent interest.

(1) Includes 1,575,769 shares of our common stock, options to purchase 250,000 shares of our common stock and warrants to purchase 46,109 shares of our common stock. Also includes options to purchase 100,000 shares of our common stock held by Trevor Bowen and options to purchase 139,577 shares of our common stock held by Brian Murphy, each of whom represents Draysec on our Board of Directors.

(2) Includes 2, 913,167 shares held and warrants to purchase 630,000 shares of our common stock.

(3) Includes 1, 966,413 shares held and warrants to purchase 580,565 shares of our common stock.

(4) Includes 857,633 shares held and a warrant to purchase 857,633 shares of our common stock.

(5) Includes 1,150,000 shares held by Mindful Partners, 175,000 shares held by Rudick Asset Management, 150,000 shares held by Delaware Charter Guaranty Trust Company, 20,000 shares held by Stuart Rudick and 6,000 shares held by Martin Rudick. Also includes warrants to purchase 32,500 shares of our common stock held by Mindful Partners.

(6) Includes 1,026,333 shares of our common stock and warrants to purchase 1,000,000 shares of our common stock.

(7) Includes 769,750 shares of our common stock and warrants to purchase 750,000 shares of our common stock.

(8) Includes 769,750 shares of our common stock and warrants to purchase 750,000 shares of our common stock.

(9) Includes 913,279 shares of our common stock and warrants to purchase 217,636 shares of our common stock.

(10) Includes 609,129 shares of our common stock and warrants to purchase 593,500 shares of our common stock.

(11) Includes 852,346 shares of our common stock in the name of the Lisa Walters and Richard Lang Revocable Trust, options to purchase 1,250,992 shares of our common stock held by Richard Lang and options to purchase 122,000 shares of our common stock held by Lisa Walters, Mr. Lang's spouse. Also includes 70,000 shares of our common stock held in escrow for Richard Lang pending issuance of a patent applied for in connection with the TimeShift-TV acquisition.

(12) Includes 1,871,878 shares of our common stock held beneficially by Draysec Finance and options to purchase 41,277 shares of our common stock.

(13) Includes 43,608 shares of our common stock held by Mr. Micek and 62,500 shares of our common stock held by Universal Warranty Corp. Also includes options to purchase 159,733 shares of our common stock held by Mr. Micek, warrants to purchase 6,250 shares of our common stock held by Mr. Micek and warrants to purchase 22,125 shares of our common stock held by Universal Warranty Corp.

(14) Includes 1,871,878 shares of our common stock held beneficially by Draysec Finance and options to purchase 146,311 shares of our common stock held by Mr. Murphy.

(15) Includes 25,000 shares of our common stock held beneficially by Independence Properties' options to purchase 68,533 shares of our common stock held by Mr. Barletta and warrants to purchase 31,250 shares of our common stock held by Independence Properties.

(16) Includes 25,000 shares of our common stock, options to purchase 182,811 shares of our common stock and warrants to purchase 25,000 shares of our common stock.

(17) Consists of options to purchase 28,590 shares of common stock.

(18) Includes 66,000 shares of our common stock, options to purchase 100,625 shares of our common stock and warrants to purchase 10,000 shares of our common stock.

(19) Consists of options to purchase 113,700 shares of our common stock.

(20) Includes 62,500 shares of our common stock, options to purchase 205,332 shares of our common stock and warrants to purchase 62,500 shares of our common stock.

(21) Includes 4,950,710 shares of our common stock, options to purchase 2,419,904 shares of our common stock and warrants to purchase 157,125 shares of our common stock.


                          DESCRIPTION OF CAPITAL STOCK

Our authorized capital stock consists of 100,000,000 shares of common stock, $0.00001 par value per share, and 20,000,000 shares of preferred stock, $0.00001 par value per share.

As of September 22, 2000, we have 20,067,790 shares of common stock outstanding and no shares of preferred stock outstanding.

Common Stock

Voting Rights. Each outstanding share of common stock is entitled to one vote on all matters submitted to a vote of our stockholders, including the election of directors. There are no cumulative voting rights, and therefore the holders of a plurality of the shares of common stock voting for the election of directors may elect all of our directors standing for election. However, our certificate of incorporation provides that actions may only be taken by our stockholders at a duly called meeting, and may not be taken by written consent.

Dividends. Holders of common stock are entitled to receive dividends at the same rate if and when dividends are declared by our board of directors out of assets legally available for the payment of dividends, subject to preferential rights or any outstanding share of preferred stock.

Liquidation. In the event of a liquidation, dissolution or winding up our affairs, whether voluntary or involuntary, after payment of our debts or other liabilities and making provisions for the holders of any outstanding shares of preferred stock, our remaining assets will be distributed ratably among the holders of shares of common stock.

Rights and Preferences. Our common stock has no preemptive, redemption, conversion or subscription rights. The rights, powers, references and privileges of holders of common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock that we any designate and issue in the future.

Fully Paid and Nonassessable. All of our outstanding shares of common stock, including the outstanding shares of common stock offered by this prospectus, are fully paid and nonassessable

Preferred Stock

The board of directors has the authority, without action by our stockholders, to provide for the issuance of preferred stock in one or more classes or series and to designate the rights, preferences and privileges of each class or series, which may be greater than the rights of the common stock. We cannot predict the effect of the issuance of any shares of preferred stock upon the rights of holders of the common stock until the board of directors determines the specific rights of the holders of the preferred stock. However, the effects could include one or more of the following:

     o    restricting dividends on the common stock;

     o    diluting the voting power of the common stock;

     o    impairing the liquidation rights of the common stock; or

     o delaying or preventing a change in control of us without further action by the stockholders.

There are no shares of preferred stock outstanding, and we have no present plans to issue any shares of preferred stock.

Warrants

As of August 31, 2000, there were outstanding warrants to purchase (i) 382,000 shares of common stock at an average exercise price of $1.31 per share, (ii) 180,488 shares of common stock at an exercise price of $1.50 per share, (iii) 321,960 shares of common stock at an exercise price of $2.00 per share, (iv) 4,843,371 shares of common stock at an exercise price of $5.00 (subject to adjustment for certain anti-dilutive issuances), (v) 857,633 shares of common stock at an exercise price of $5.83 per share, and (vi) 98,970 shares of common stock at an exercise price of $8.4375 per share. The 4,843,371 shares of common stock issuable on exercise of the warrants at an exercise price of $5.00 share, the 857,633 shares of common stock issuable on exercise of the warrant at an exercise price of $5.83 per share and the 98,870 shares of common stock issuable on exercise of the warrants at an exercise price of $8.4375 per share are being offered by this prospectus.

Dividends

The holders of our common stock are not entitled to receive any fixed dividend.

Registration Rights

Under the terms of registration rights agreements between us and the holders of outstanding shares of common stock issued on the conversion of their shares of preferred stock, such holders or their transferees are entitled to certain rights with respect to the registration under the Securities Act of 1933, as amended, of such shares of common stock and shares of common stock issuable on conversion of warrants purchased in connection with such holder's purchase of preferred stock. Such agreements provide that if we register any of our common stock either for our own account or for the account of others, with certain exceptions, the holders of such registrable securities are entitled to include their shares of common stock in the registration. A holder's right to include shares in an underwritten registration initiated by us is subject to the right of the underwriters to limit the number of shares included in the offering, subject to certain limitations. All registration expenses are to be borne by us, and all selling expenses (such as underwriting discounts and selling commissions) must be borne by the holders of the shares being registered, in proportion to the number of shares so registered. Such holders are also entitled to require us to register their registrable shares on Form S-3 in certain cases if such Form is available to us for registration. Among other exceptions, we are not required to register such shares, in the case of holders of shares issued on conversion of our prior Series A preferred stock, if the aggregate offering price of the registrable shares is less than $500,000, and in the case of the holders of shares issued on conversion of our prior Series B preferred stock, if the aggregate offering price of the registrable shares is less than $15,000,000. The holders of these registrations rights have agreed to waive their rights with respect to the registration of the selling stockholders' shares and shares issuable on exercise of warrants that are being offered by this prospectus.

Under the terms of certain employee stock option agreements, a total of 1,578,630 shares of our common stock issued or issuable on exercise of these stock options are entitled to certain rights with respect to registration under the Securities Act. We intend to file a registration statement on Form S-8 with the SEC with respect to these shares.

Under the terms of a registration rights agreement between us and the selling stockholders, who purchased shares of our common stock and warrants to purchase common stock in January 2000 and August 2000, we are required to register such purchasers' common stock and common stock issuable on exercise of the warrants. We have filed with the Securities and Exchange Commission the required registration statement on Form S-1 with respect to the selling stockholders' shares of common stock and shares of common stock issuable on exercise of their warrants. Such shares are being offered by this prospectus.

Rights of First Refusal

The selling stockholders have been granted rights of first refusal to purchase shares of new securities that we may, from time to time, propose to sell and issue, subject to certain exceptions.

Delaware Anti-Takeover Law

We are subject to Section 203 of the Delaware General Corporation Law, an anti-takeover law. Generally, Section 203 of the Delaware General Corporation Law prohibits a publicly held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless:

     o prior to the date of the business combination, the transaction is approved by the board of directors of the corporation;

     o upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owns at least 85% of the outstanding voting stock of the corporation; or

     o on or after the date the business combination is approved by the board of directors of the corporation and by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

A "business combination" includes mergers, asset sales and other transactions that may result in a financial benefit to the stockholder. An "interested stockholder" is a person who, together with affiliates and associates, owns, or within the three-year period immediately prior to the relevant date, did own, 15% or more of the corporation's outstanding voting stock. The existence of this provision would be expected to have an anti-takeover effect with respect to transactions not approved in advance by our board of directors, including discouraging attempts that might result in a premium over the market price for the shares of common stock held by stockholders.

Transfer Agent and Registrar

American Securities Transfer & Trust, Inc. serves as our transfer agent and registrar for our common stock.

Listing

Our common stock is traded on the over-the-counter market and is quoted on the NASD's OTC Bulletin Board under the symbol "IVDO". We have applied for listing of our common stock on the Nasdaq SmallCap Market.

                         SHARES ELIGIBLE FOR FUTURE SALE

Future sales of our common stock, and the availability of our common stock for sale, may depress the market price for our common stock. Approximately 5,024,278 shares of our common stock currently are freely tradable, of which 1,090,025 shares are currently subject to the volume limitations of Rule 144 discussed below. All of the shares sold in this offering will be freely tradable except for any shares purchased by our affiliates. In addition, 7,968,019 shares of our common stock previously issued or upon issuance pursuant the exercise of options granted under our stock option plans may be resold in reliance on Rule 144 and Rule 701, as discussed below. The remaining shares of common stock outstanding after this offering will be restricted as a result of securities laws or lock-up agreements. These remaining shares will be available for sale in the public market as follows:

Certain of our directors, executive officers and holders of our outstanding common stock have agreed to certain restrictions on their ability to sell, offer, contract or grant any option to sell, pledge, transfer or otherwise dispose of an aggregate of 13,167,960 shares of our common stock for a period ending on the date that is 180 days after the date of this prospectus, subject to certain exceptions. Following this period and until the termination of this prospectus, each such stockholder may not during any consecutive four-month period dispose of more than 25% of the shares owned by the stockholder as of the date of this prospectus.

In general, under Rule 144, as currently in effect, a person who has beneficially owned shares of our common stock for at least one year would be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

     o 1% of the number of shares of common stock then outstanding, which will equal approximately shares immediately after this offering; or

     o the average weekly trading volume of the common stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

Sales under Rule 144 are also subject to manner of sale provisions and notice requirements and to the availability of current public information about us.

Under Rule 144(k), a person who is not deemed to have been one of our affiliates at any time during the 90 days preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years, including the holding period of any prior owner other than an affiliate, is entitled to sell the shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144.

Rule 701, as currently in effect, permits resales of shares in reliance upon Rule 144 but without compliance with certain restrictions, including the holding period requirement, of Rule 144. An aggregate of 7,247,933 shares of our common stock previously issued, or when issued, pursuant to our stock option plans, may be resold under the provisions of Rule 701. Rule 701 permits affiliates to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. Rule 701 further provides that non-affiliates may sell their shares in reliance on Rule 144 without having to comply with the holding period, public information, volume limitations or notice provisions of Rule 144. However, approximately 2,152,000 Rule 701 shares are subject to lock-up agreements and will only become eligible for sale at the expiration of the 180-day lock-up agreements described above.

We intend to file a Registration Statement on Form S-8 registering shares of common stock subject to outstanding options or reserved for future issuance under our stock plans (including shares that may be resold under Rule 701, discussed above). As of August 31, 2000, options to purchase a total of 7,644,700 shares were outstanding and 1,519,641 shares were reserved for future issuance under our 1999 stock option plans. Common stock issued upon exercise of outstanding vested options after the filing of this Registration Statement on Form S-8, other than common stock issued to our affiliates, will be available for immediate resale in the open market.

Registration Rights

The holders of an aggregate of approximately 4,746,609 shares of our common stock (other than the shares being sold by this prospectus) are entitled to rights with respect to the registration of these shares under the Securities Act of 1933. See "Description of Capital Stock."


                                  LEGAL MATTERS

The validity of the shares of common stock being offered will be passed for the selling stockholders by Bay Venture Counsel LLP, Oakland, California. Bay Venture Counsel, LLP and certain of its attorneys are offering by this prospectus an aggregate of 40,000 shares of our common stock and 48,438 shares issuable on exercise of warrants. See "Selling Stockholders."

                                     EXPERTS

The financial statements, as of and for the year ended December 31, 1999, included in this prospectus, and in the registration statement have been audited by BDO Seidman, LLP, independent certified public accountants, to the extent and for the period set forth in their reports appearing elsewhere herein and in the Registration Statement, and are included in reliance upon such reports given upon the authority of such firm as experts in auditing and accounting.

The financial statements and schedules as of December 31, 1998 and for each of the years in the two-year period ended December 31, 1998, have been included in this prospectus and in the registration statement in reliance upon the report of KPMG LLP, independent certified public accountants, contained in this prospectus, and upon the authority of such firm as experts in auditing and accounting.

The report of KPMG LLP covering the December 31, 1998 financial statements contains an explanatory paragraph that states that our recurring losses from operations and negative cash flows from operating activities raise substantial doubt about our ability to continue as a going concern. The December 31, 1998 financial statements do not include any adjustments that might result from the outcome of that uncertainty.

                              CHANGE IN ACCOUNTANTS

On December 17, 1999, KPMG LLP, who was previously engaged to audit our financial statements for the years ended December 31, 1997 and 1998 as our independent accountants resigned. During 1997 and 1998 and through the date of resignation, there were no disagreements between us and KPMG LLP on any matter of accounting principle or practices, financial statement disclosure or auditing scope or procedure which if not resolved to their satisfaction would have caused them to make reference to the subject matter of the disagreement in connection with their report. The audit reports of KPMG LLP did not contain any adverse opinion or disclaimer of opinion, nor were they qualified or modified as to uncertainly, audit scope or accounting principles, except as follows: KPMG LLP's independent auditors' report on our consolidated financial statements as of December 31, 1998 and 1997 and for the years then ended, contained a separate paragraph stating that "the Company has suffered recurring losses from operations and has negative cash flow from operating activities, which raise substantial doubt about its ability to continue as going concern." KPMG LLP's independent auditors' report on our consolidated financial statements as of December 31, 1997 and 1996 and for the years then ended contained a separate paragraph stating that "the Company has suffered recurring losses from operations and has a net capital deficiency that raise substantial doubt about its ability to continue as a going concern." The financial statements do not include any adjustments that might result from the outcome of this uncertainty. KPMG advised our Audit Committee in May 1998 regarding certain matters involving internal control that it considered to be reportable conditions under standards established by the American Institute of Certified Public Accountants. Such matters involved the inappropriate recognition of revenue during the first quarter of 1997 and an alleged misappropriation of funds.

We have agreed to indemnify and hold KPMG LLP harmless against and from any and all legal costs and expenses incurred by KPMG in the successful defense of any legal action or proceeding that arises as a result of KPMG's consent to the inclusion of its audit report on our past financial statements.

On January 24, 2000, BDO Seidman LLP was engaged as independent accountants to audit our financial statements. BDO Seidman LLP had not been consulted on any application of accounting principles, audit opinion or matters that were previously the subject of disagreements or a reportable event.


                       WHERE YOU CAN GET MORE INFORMATION

We have filed with the Securities and Exchange Commission a registration statement on Form S-1 under the Securities Act with respect to the shares of common stock being offered. This prospectus does not contain all of the information described in the registration statement and the related exhibits and schedules. For further information with respect to us and the common stock being offered, reference is made to the registration statement and the related exhibits and schedule. Statements contained in this prospectus regarding the contents of any contract or any other document to which reference is made are not necessarily complete, and, in each instance, reference is made to the copy of the contract or other document filed as an exhibit to the registration statement, each statement being qualified in all respects by the reference. A copy of the registration statement and the related exhibits and schedule may be inspected without charge at the public reference facilities maintained by the Commission in Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's regional offices located at the Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and Seven World Trade Center, 13th Floor, New York, New York 10048, and copies of all or any part of the registration statement may be obtained from these offices upon the payment of the fees prescribed by the Commission. Information on the operation of the Public Reference Room may be obtained by calling the Commission at 1-800-SEC-0330. The Commission maintains a World Wide Web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. The address of the site is http://www.sec.gov. Upon approval of our common stock for quotation on the Nasdaq SmallCap Market, our reports, proxy statements and other information may be inspected at the offices of Nasdaq Operations, 1735 K Street, N.W., Washington, D.C. 20006.

We intend to provide our stockholders with annual reports containing combined financial statements audited by an independent accounting firm and to file with the Commission quarterly reports containing unaudited combined financial data for the first three quarters of each year.

                                 BURST.COM, INC.
                   (FORMERLY INSTANT VIDEO TECHNOLOGIES, INC.)
                                AND SUBSIDIARIES


                        Consolidated Financial Statements


                        December 31, 1997, 1998 and 1999


                                      F 1

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS


The Board of Directors and Stockholders Burst.com, Inc. (formerly Instant Video Technologies, Inc.):

We have audited the accompanying consolidated balance sheet of Burst.com, Inc. (formerly Instant Video Technologies, Inc.) and subsidiaries as of December 31, 1999 and the related consolidated statements of operations, stockholders' equity (deficit), and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Burst.com, Inc. and subsidiaries as of December 31, 1999, and the results of their operations and their cash flows for the year then ended in conformity with generally accepted accounting principles.

BDO SEIDMAN, LLP

San Francisco, California March 24, 2000


                                      F 2

                          INDEPENDENT AUDITORS' REPORT


The Board of Directors and Stockholders Instant Video Technologies, Inc.:

We have audited the accompanying consolidated balance sheet of Instant Video Technologies, Inc. and subsidiary (the Company) as of December 31, 1998 and the related consolidated statements of operations, stockholders' equity (deficit), and cash flows for each of the years in the two-year period ended December 31, 1998. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Instant Video Technologies, Inc. and subsidiary as of December 31, 1998, and the results of their operations and their cash flows for the each of the years in the two-year period ended December 31, 1998 in conformity with generally accepted accounting principles.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. The Company has suffered recurring losses from operations and has negative cash flows from operating activities that raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters include raising sufficient capital to allow the Company to complete development and successful commercialization of its products. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

KPMG LLP

San Francisco, California March 19, 1999


                                      F 3

                        BURST.COM, INC. AND SUBSIDIARIES
                           Consolidated Balance Sheets


                                                                 December 31,
                                                        ------------------------------        June 30,
                                                              1998              1999            2000
                                                        ----------------   -------------   -------------
                                                                                             (Unaudited)
                  ASSETS
Current assets:
    Cash and cash equivalents                           $     2,212,141    $    302,979    $   3,477,295
 Accounts receivable, net                                            --              --          329,027
 Prepaid expenses                                                26,053          63,893          262,011
 Receivables - Series B Convertible
Preferred Stock (Note 4)                                        810,000              --               --
                                                        ---------------    ------------    -------------

 Total current assets                                         3,048,194         366,872        4,068,333

Property and equipment, net (Note 2)                            184,616         725,412        1,678,599

Other assets                                                     16,812          36,457           41,626
                                                        ---------------    ------------    -------------

                                                        $     3,249,622    $  1,128,741    $   5,788,558
                                                        ===============    ============    =============

 LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)
Current liabilities:
 Notes payable (Notes 3 and 11)                         $        22,736    $  4,834,847    $          --
 Accounts payable                                               252,044       1,384,289        1,124,824
 Accrued expenses (Note 5)                                      181,484         208,374        1,066,013
 Accrued interest (Note 3)                                           --         114,277               --
 Deferred revenue                                                    --          51,600          420,436
                                                        ---------------    ------------    -------------

Total liabilities                                               456,264       6,593,387        2,611,273
                                                        ---------------    ------------    -------------

Commitments, contingencies and subsequent events (Notes 6, 8, 10 and 11)


Stockholders'  equity/deficit  (Notes 4 and 11):
Convertible  Preferred  stock, $.00001 par value,
20,000,000 shares authorized: Series A, 2,025,000,
2,020,000 and 0 shares issued and outstanding
liquidation preference of $2,025,000, $2,020,000 and 0               20              20              --
Series B, 2,476,609, 2,476,609 and 0 shares
issued and outstanding, Liquidation
preference of $18,574,568, $20,803,516 and 0                         25              25              --
Common stock, $.00001 par value, 100,000,000
shares authorized; 7,940,966, 9,535,527
and 19,083,531 shares issued and outstanding                         79              95              190
 Additional paid-in capital                                  27,251,399      31,971,108       50,672,302

 Accumulated deficit                                        (24,458,165)    (37,435,894)     (47,495,207)
                                                        ---------------    ------------      -----------

Stockholders' equity (deficit)                                2,793,358      (5,464,646)       3,177,285
                                                        ---------------    ------------     ------------
                                                        $     3,249,622    $  1,128,741     $  5,788,558
                                                        ===============    ============     ============


See accompanying notes to consolidated financial statements


                                      F 4

                        BURST.COM, INC. AND SUBSIDIARIES
                      Consolidated Statements of Operations


                                                                                                    For the Six Months
                                                         Years ended December 31,                     Ended June 30,
                                              ---------------------------------------------   -----------------------------
                                                   1997            1998             1999            1999            2000
                                              -------------   -------------   -------------   ---------------   -----------
                                                                                                (unaudited)     (unaudited)

Revenue (Note 8)                              $    247,879    $     15,000    $       --      $       --      $    386,149
Cost of revenues                                   230,210            --              --              --            30,272
                                              ------------    ------------    ------------    ------------    ------------
                                                    17,669          15,000            --              --           355,877
                                              ------------    ------------    ------------    ------------    ------------
Costs and expenses:
 Research and development, including
  $1,330,000 in purchased research
  and development costs
  paid to a related party in 1999 (Note 4)         189,719         800,567       4,076,732         928,558       2,218,738
 Sales and marketing                               408,369         830,998       4,185,517       1,567,727       5,084,068
 General and administrative                      1,348,218       3,047,302       3,247,370       1,704,092       3,089,697
                                              ------------    ------------    ------------    ------------    ------------
  Total costs and expenses                       1,946,306       4,678,867      11,509,619       4,200,377      10,392,503
                                              ------------    ------------    ------------    ------------    ------------
  Loss from operations                          (1,928,637)     (4,663,867)    (11,509,619)     (4,200,377)    (10,036,626)
                                              ------------    ------------    ------------    ------------    ------------
Other income (expense):
 Interest, net                                    (139,013)     (2,252,553)     (1,468,110)         (1,760)        170,291
 Other income (expense), net                         5,277            --              --            32,735        (192,978)
                                              ------------    ------------    ------------    ------------    ------------
  Total other income (expense)                    (133,736)     (2,252,553)     (1,468,110)         30,975         (22,687)
                                              ------------    ------------    ------------    ------------    ------------
  Net loss                                    $ (2,062,373)   $ (6,916,420)   $(12,977,729)   $ (4,169,402)   $(10,059,313)
                                              ============    ============    ============    ============    ============

Net loss applicable to Common Stockholders:

 Net Loss                                     $ (2,062,373)   $ (6,916,420)   $(12,977,729)   $ (4,169,402)   $(10,059,313)

 Beneficial conversion feature of
  Series B Preferred Stock                            --        (8,762,425)           --              --              --
                                              ------------    ------------    ------------    ------------    ------------
 Net loss applicable to Common
   Stockholders                               $ (2,062,373)   $(15,678,845)   $(12,977,729)   $ (4,169,402)   $(10,059,313)
                                              ============    ============    ============    ============    ============


Basic and diluted net loss per common         $      (0.39)   $      (2.35)   $      (1.42)   $      (0.47)   $      (0.59)
 share                                        ============    ============    ============     ===========    ============
Weighted Average Shares used in per share
  computation                                    5,259,304       6,658,738       9,121,647       8,884,253      17,114,457

See accompanying notes to consolidated financial statements.


                                      F 5

                        BURST.COM, INC. AND SUBSIDIARIES
            Consolidated Statements of Stockholders' Equity (Deficit)


          (Notes 3, 4 and 11)              Common Stock          Preferred Stock         Additional
                                           ------------          ---------------          Paid-in       Accumulated
                                       Shares       Amount     Shares        Amount       Capital         deficit          Total
                                      ---------    --------   ---------    ---------      -------         -------         -------

Balance at December 31, 1996            4,803,553   $     50    1,975,000    $   20    $  6,776,983    $ (6,716,947)   $     60,106
Preferred stock offering                     --         --        650,000         7         549,993            --           550,000
Exercise of warrants                      400,000          4         --        --           399,996            --           400,000
Value assigned to warrants  upon
issuance of debt                             --         --           --        --            69,000            --            69,000
Conversion of preferred stock
 to common stock                          500,000          5     (500,000)       (5)           --              --              --



Net loss                                     --         --           --        --              --        (2,062,373)     (2,062,373)
                                        ---------   --------    ---------     -----     -----------     -----------    ------------
Balance at December 31, 1997            5,703,553         59    2,125,000        22       7,795,972      (8,779,320)       (983,267)

Series B Preferred Stock issuances           --         --      2,105,000        21       3,873,979            --         3,874,000

Warrants issued in connection
 with the issuance of Series B
 Preferred Stock                             --         --           --        --           336,000            --           336,000



Common stock issuance                      14,921       --           --        --            10,000            --            10,000

Exercise of stock options                 139,501          1         --        --         1,138,951            --         1,138,952

Exercise of warrants                      700,000          6         --        --           749,994            --           750,000

Conversion of debt and
 accrued interest                       1,082,991         10      371,609         3       1,736,983            --         1,736,996

Warrants issued upon conversion of
convertible debt                             --         --           --        --           172,000            --           172,000

Value assigned to warrants, stock
grants, and beneficial conversion
feature upon issuance of debt             200,000          2         --        --         1,947,369            --         1,947,371

Stock options issued for services
performed                                    --         --           --        --           727,726            --           727,726

Conversion of Series A Preferred
Stock to common stock                     100,000          1     (100,000)       (1)           --              --              --

Beneficial conversion feature of
Series B Preferred Stock                     --         --           --        --         8,762,425      (8,762,425)           --


Net loss                                     --         --           --        --              --        (6,916,420)     (6,916,420)
                                        ---------   --------    ---------     -----     -----------     -----------    ------------
Balance at December 31, 1998            7,940,966         79    4,501,609        45      27,251,399     (24,458,165)      2,793,358

Exercise of stock options                 111,800          1         --        --           112,549            --           112,550


                                      F 6


Exercise of warrants                    1,277,262         13         --        --         1,537,487            --         1,537,500

Value assigned to warrants and
beneficial conversion feature upon
issuance of debt                             --         --           --        --         1,467,146            --         1,467,146

Stock issued for services performed           499       --           --        --             4,054            --             4,054

Stock options issued for services
Performed                                    --         --           --        --           268,475            --           268,475

Conversion of Series A Preferred Stock
to common stock                             5,000       --         (5,000)     --              --              --              --

Purchased research and development
costs                                     200,000          2         --        --         1,329,998            --         1,330,000


Net loss                                     --         --           --        --              --       (12,977,729)    (12,977,729)
                                        ---------   --------    ---------     -----     -----------     -----------    ------------
Balance at December 31, 1999            9,535,527         95    4,496,609        45      31,971,108     (37,435,894)     (5,464,646)

Exercise of stock options (Unaudited)     193,020          1         --        --           255,057            --           255,058

Exercise of warrants (Unaudited)           50,000          1         --        --            49,999            --            50,000

Non-cash compensation related to sale
of common stock to employees
(Unaudited)                                  --         --           --        --            77,726            --            77,726

Non-cash compensation related to sale
of employee options (unaudited)              --         --           --        --            22,563            --            22,563

Common Stock Offering, net of  costs
of $412,005 (Unaudited)                 3,474,625         35         --        --        13,486,460            --        13,486,495


Conversion of debt to  common stock,
net of costs  of $158,150 (Unaudited)   1,333,750         13         --        --         5,106,684            --         5,106,697

Stock options issued for services
performed (Unaudited)                        --         --           --        --           235,905            --           235,905

Conversion of preferred stock  to
common stock, net of costs  of
$533,200 (Unaudited)                    4,496,609         45   (4,496,609)      (45)       (533,200)           --          (533,200)


Net loss (Unaudited)                         --         --           --        --              --       (10,059,313)    (10,059,313)
                                        ---------   --------    ---------     -----     -----------     -----------    ------------
Balance at June 30, 2000
(Unaudited)                            19,083,531   $    190         --      $ --      $ 50,672,302    $(47,495,207)   $  3,177,285
                                       ==========   ========    =========     =====     ===========     ===========    ============

See accompanying notes to consolidated financial statements


                                      F 7

                         BURST.COM, INC.AND SUBSIDIARIES
                      Consolidated Statements of Cash Flows


                                                                                                            For the Six Months
                                                               Years ended December 31,                       Ended June 30,
                                                   -----------------------------------------------    -----------------------------
                                                         1997           1998             1999              1999            2000
                                                   --------------- --------------   --------------    --------------  -------------
     Cash flows from operating activities:                                                              (unaudited)     (unaudited)
 Net loss                                          $   (2,062,373)   $(6,916,420)    $(12,977,729)      $(4,169,402)   $(10,059,313)
 Adjustments to reconcile net loss to
  net cash used in operating activities
  Depreciation and amortization                            92,176         58,531          209,198            74,529         258,374
  Loss on disposal of equipment                             5,275          5,133               --                --              --
  Write off patent costs and other assets                  95,735             --               --                --              --
  Non-cash interest expense                                69,000      2,228,940        1,396,993                --              --
  Stock options issued for services
   performed                                                   --        727,726          272,529           191,089         258,468
  Compensation from cashless exercise
   of stock options                                            --      1,137,499               --                --          77,726
  Purchased research and development                           --             --        1,330,000                --              --
  Payment of legal fees by issuance of
   note payable                                                --             --           25,000                --              --

 Changes in operating assets and liabilities:
  Accounts receivable                                       1,421             --               --           (50,000)       (329,027)
  Costs and estimated earnings in excess of
   billings on uncompleted contracts                      136,400             --               --                --              --
  Prepaid expenses                                          6,982          5,407          (37,840)          (11,154)       (198,118)
  Other assets                                             35,101            757          (19,645)          (19,645)         (5,169)
  Accounts payable                                        (94,237)       218,018        1,132,245           349,514        (259,465)
  Accrued expenses                                        (59,218)        88,702           26,890           (52,467)        857,639
  Accrued interest                                         13,231        (43,044)         114,277                --        (114,277)
  Deferred revenue                                             --             --           51,600            50,000         368,836
                                                   --------------    -----------     ------------       -----------     -----------
   Net cash used in operating activities               (1,760,507)    (2,488,751)      (8,476,482)       (3,637,536)     (9,144,326)

  Cash flows from investing activities:
   Purchases of property and equipment                    (85,367)      (162,669)        (749,994)         (421,186)     (1,211,561)
                                                   --------------    -----------     ------------       -----------     -----------
  Cash flows from financing activities:
   Payment of receivables from Series B
    Convertible Stock offering                                 --             --          810,000           810,000              --
   Proceeds from sale of stock                            550,000      3,410,000               --                --      13,898,500
   Payment of costs related to stock
    offerings, debt conversion
     and preferred stock conversion                            --             --               --                --      (1,103,355)
   Proceeds from exercise of warrants
    and stock options                                     400,000        751,453        1,650,050         1,543,800         305,058
   Proceeds from debt                                   1,054,210      1,572,736        4,880,000                --         430,000
   Repayment of debt                                     (346,398)      (891,179)         (22,736)          (22,736)             --
                                                   --------------    -----------     ------------       -----------     -----------
    Net cash provided by financing activities           1,657,812      4,843,010        7,317,314         2,331,064      13,530,203
                                                   --------------    -----------     ------------       -----------     -----------

Increase (decrease) in cash and cash equivalents         (188,062)     2,191,590       (1,909,162)       (1,727,658)      3,174,316
Cash and cash equivalents, beginning of period            208,613         20,551        2,212,141         2,212,141         302,979
                                                   --------------    -----------     ------------       -----------     -----------
Cash and cash equivalents, end of period           $       20,551    $ 2,212,141     $    302,979       $   484,483     $ 3,477,295
                                                   ==============    ===========     ============       ===========     ===========


                                      F 8

Supplemental disclosure of cash flow information:

                                                                                                            For the Six Months
                                                               Years ended December 31,                       Ended June 30,
                                                   -----------------------------------------------    -----------------------------
                                                         1997           1998             1999              1999            2000
                                                   --------------- --------------   --------------    --------------  -------------
                                                                                                        (unaudited)   (unaudited)

 Cash paid for state franchise tax                 $          800    $       800     $        800       $       800     $       850
                                                   ==============    ===========     ============       ===========     ===========
 Cash paid for interest                            $       56,782    $    65,935     $      7,374       $       913     $        --
                                                   ==============    ===========     ============       ===========     ===========


Supplemental schedule of non-cash investing and financing activities:

Debt converted into common stock                   $           --    $        --     $         --       $        --     $ 5,335,000

Debt and accrued interest converted to
Preferred Stock and common stock                   $           --    $ 1,736,996     $         --       $        --     $        --

Preferred Stock conversion into common             $           --    $        --     $         --       $        --     $4,496,609

See accompanying notes to consolidated financial statements.


                                      F 9

                        BURST.COM, INC. AND SUBSIDIARIES
          (formerly Instant Video Technologies, Inc. and Subsidiaries)
                   Notes to Consolidated Financial Statements

              (INFORMATION FOR JUNE 30, 2000 AND 1999 IS UNAUDITED)

(1)      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

CHANGE OF NAME

On  January  27,  2000  the  Company   changed  its  name  from  Instant   Video
Technologies, Inc. to Burst.com, Inc.

DESCRIPTION OF BUSINESS

Burst.com, Inc., formerly Instant Video Technologies, Inc. (the Company), licenses burst transmission software for use within commercial, multimedia and interactive environments. The burst technology allows for time compression and burst transmission of video/audio programming that results in time-savings, network efficiency and superior quality products.

BASIS OF PRESENTATION

The accompanying financial statements include the accounts of the Company and its wholly-owned subsidiaries, Explore Technology, Inc. and Timeshift-TV. All significant intercompany transactions and accounts have been eliminated in consolidation.

CASH EQUIVALENTS

Cash equivalents consist of money market accounts and other highly liquid investments with an original maturity of three months or less.

REVENUE RECOGNITION

In 1997, the Company primarily derived its revenues from custom software license fees and professional services. License fees and services were recognized as revenue ratably over the license or service period. The Company's revenue in 1998 consisted of one, non-recurring sale of test software that was recognized upon delivery.

Effective  January 1, 1998,  the  Company  adopted  the  American  Institute  of
Certified Public Accountants' Statement of Position (SOP) No. 97-2, which provided revised guidance for recognizing revenue on certain software transactions. No revenue is recognized until evidence of an arrangement exists, delivery has occurred, the fee is fixed or determinable and collection is probable. Adoption of the new SOP had no effect on recognition of revenue, results of operations or financial position.

PROPERTY AND EQUIPMENT

Property and equipment are stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets which range from three to five years.

RESEARCH AND DEVELOPMENT

Research and development costs are charged to operations as incurred until such time as both technological feasibility is established and future economic benefit is assured. To date, such conditions have not been satisfied, and, accordingly, all software engineering and development costs have been expensed as incurred. See note 4 for certain in-process research and development purchased in 1999.


                                      F 10

ADVERTISING COSTS

The Company expenses advertising costs as incurred. The Company incurred $582,700 of advertising expense in 1999 and none in 1998 and 1997.

INCOME TAXES

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amount of existing assets and liabilities, and, their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is recorded for deferred tax assets if management determines it is more likely than not that some portion or all of the deferred tax assets will not be realized.

LOSS PER SHARE AND DILUTIVE SECURITIES

Basic net loss per share is based on the weighted average number of shares of common stock outstanding. Diluted net loss per share is based on the weighted average number of shares of common stock outstanding plus any dilutive common equivalent shares from stock options and warrants outstanding using the treasury stock method.

The following table sets forth the computation of basic and diluted net loss per shared for the periods indicated:

                                        Years ended December 31,
                              -----------------------------------------------
                                   1997             1998             1999
                              --------------   --------------   -------------
   Numerator:

   Net loss applicable to
    common shareholders         $(2,062,373)    $(15,678,845)    $(12,977,729)

   Denominator:
   Weighted average shares        5,259,304        6,658,738        9,121,647

   Net loss per share:
   Basic and diluted            $     (0.39)    $      (2.35)    $      (1.42)
                                ===========     ============     ============

The following is a summary of the securities that could potentially dilute basic loss per share in the future that were not included in the computation of diluted loss per share because to do so would be antidilutive.

                                         Years ended December 31,
                                  -------------------------------------
                                      1997          1998         1999
                                  ------------  ------------ ----------
   Convertible Preferred             2,125,000    4,501,609   4,496,609

   Options                           2,538,630    6,289,263   6,925,863

   Warrants                          1,961,000    2,010,210     905,384

   Convertible debt                    303,206           --          --
                                  ------------  -----------    --------

   Total                             6,927,836   12,801,082  12,327,856
                                  ======================================


                                      F 11

FAIR VALUE OF FINANCIAL INSTRUMENTS

The Company's financial instruments consist of cash equivalents, accounts receivable, accounts payable, and debt. The Company believes the reported amounts of its financial instruments approximates fair value, based upon the short maturity of cash equivalents, accounts receivable and payable and based on the current rates available to the Company or similar debt issuer.

STOCK-BASED COMPENSATION

The Company accounts for its stock based compensation plans for employees using the intrinsic value method as described in Accounting Principles Board Opinion
(APB) No. 25 "Stock Based Compensation" as permitted by Statement of the Financial Accounting Standards Board (SFAS) No. 123 "Accounting for Stock-Based Compensation." As such, compensation expense is recorded if on the measurement date, which is generally the date of grant, the current fair value of the underlying stock exceeds the exercise price.

The equity instruments issued to non-employees are accounted for at fair value. The fair value of the equity instrument is determined using either the fair value of the underlying stock or the Black-Scholes option pricing model.

USE OF ESTIMATES

Management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these financial statements in conformity with generally accepted accounting principles. Actual results could differ from those estimates. The Company's most significant estimates are those related to the valuation of stock, stock options and warrants in connection with equity and financing transactions.

COMPREHENSIVE INCOME

The Company has no component of comprehensive income other than its reported amounts of net loss applicable to holders of common stock.

RECLASSIFICATIONS

Certain items have been reclassified to conform to current year presentation.

(2) PROPERTY AND EQUIPMENT

Property and equipment consists of:

                                                 December 31,
                                               1998           1999
                                            ---------      ---------
   Computer equipment                       $ 192,816      $ 671,870
   Furniture                                   18,627         55,666
   Office equipment                             4,459          7,867
   Software                                    22,016         95,724
   Trade show booth                                --         92,637
   Leasehold improvements                       8,270         72,417
                                            ---------      ---------

                                              246,188        996,181
   Less accumulated depreciation              (61,572)      (270,769)
                                            ---------      ---------

                                            $ 184,616      $ 725,412
                                            =========      =========


                                      F 12

(3) DEBT

                                                                             December 31,
                                                                      ---------------------------
                                                                          1998           1999
                                                                      -----------    ------------
NOTES PAYABLE

7.75% notes payable to Storie Partners, interest and principal due      $     --      $2,000,000
   in varying amounts July through October, 2000

7.75% notes payable to Mercer Management, Inc., interest and                  --       1,350,000
   principal due in varying amounts September through December, 2000


7.75% note payable to Reed Slatkin, interest and principal due                --         520,000
   July, 2000

7.75% note payable to Robert S. London, interest and principal due            --         500,000
   July, 2000

7.75% note payable to Don Reinke Investment Group, interest and               --         110,000
   principal due December, 2000 (*)

7.75% note payable to Shirley Reynolds Rock, interest and principal           --         100,000
   due September, 2000

7.75% note payable to Dana Reynolds Rock, interest and principal              --         100,000
   due September, 2000

7.75% note payable to Frank Kramer, interest and principal due                --          75,000
   December, 2000 (*)(**)

7.75% note payable to Universal Assurors Agency, Inc., interest and           --          50,000
   principal due April, 2000 (*)

7.75% note payable to Keith Koch, interest and principal due                  --          50,000
   December, 2000 (*)

7.75% note payable to Robert Walter, interest and principal due               --          25,000
   December, 2000 (*)

7.75% note payable to Bay Venture Counsel, interest and principal             --          25,000
   due December, 2000 (*)

Other                                                                     22,736              --
                                                                        --------      ----------
                                                                          22,736       4,905,000

Less unamortized original issue discount                                      --         (70,153)

                                                                        $ 22,736      $4,834,847
                                                                        ========      ==========

All of the notes issued during 1999 are convertible  into common stock (see Note
4) at a price which shall be the lower of: (1) $6.50, (2) 80% of the average closing price of the Company's publicly traded shares in the 20 trading days immediately preceding the closing of an ongoing private placement, or (3) the price agreed in that private placement. Accordingly, interest expense of $1,396,993 has been recorded for the beneficial conversion feature of these notes. In addition six (*) of the notes payable issued in exchange for $335,000 were issued with 20,936


                                      F 13
warrants to purchase common stock at $5 per share, resulting in a discount to notes payable of $70,153 based on the fair value of the warrants issued. One of the 1999 notes (**) is payable to an entity in which one of our directors is a principal. All notes outstanding at December 31, 1999 were converted into common stock in January 2000 (see Note 11).

During 1998, the Company issued 10-1/2% notes totaling $1,550,000 plus accrued interest. Certain of these notes contained beneficial conversion features allowing immediate conversion to common and Series B Convertible Preferred Stock (Series B Preferred Stock) at below-market rates. Similar beneficial conversion features were later added to the remaining notes. Additionally, 200,000 shares of common stock, plus warrants to purchase 335,000 shares of common stock at $1.00 to $2.36 per share, were granted to various noteholders. Accordingly, $1,947,400 was charged to interest expense for the beneficial conversion features and the fair value of the stock and warrants issued, calculated on the Black-Scholes option pricing model with the following weighted average assumptions: volatility of 53%, expected dividend yield 0%, risk free interest rate of 5.5%, and an expected lives of 2.5 to 3.0 years.

During 1998, the 10-1/2% notes plus accrued interest of $164,200 were converted into 1,082,991 and 371,609 shares of common stock and Series B Preferred Stock, respectively (see Note 4). In connection with this conversion, the noteholders received warrants to purchase 48,310 shares of common stock at $2.00 per share, expiring in December 2001. Accordingly, the resulting $172,000 value of the warrants was charged to interest expense, calculated on the Black-Scholes option pricing model with the following weighted average assumptions: volatility of 134%, expected dividend yield 0%, risk free interest rate of 4.61%, and an expected life of 2.0 years.

(4)      EQUITY

Convertible Preferred Stock (see also Common Stock below)

In February 1996, the Company amended its articles of incorporation and authorized the issuance of up to 5,000,000 shares of Series F Convertible Preferred Stock and warrants to purchase common stock of the Company. As a result, the Company obtained financing in the net amount of $1,475,000 in 1996 and $550,000 in 1997 of Series F Convertible Preferred Stock and warrants to purchase 2,025,000 shares of common stock of the Company at $1 per share. In 1998, Series F was renamed Series A Convertible Preferred Stock (Series A Preferred Stock).

The price of each share of Series A Preferred Stock was $1.00 and may be converted into one share of the Company's common stock. The exercise price of the common stock warrants is $1.00 per share. The offering grants the investors the right to appoint two directors, certain registration rights, and the right of first refusal on new finance offerings for a limited period of time.

During 1998, when the market prices of common stock ranged from $3.19 to $8.44 per share, the Company issued 2,105,000 shares of $.00001 par value Series B Preferred Stock, with warrants to purchase 321,960 shares of the Company's common stock at $2.00 per share. As a result, the Company recorded a charge to accumulated deficit of $8,762,425 for this beneficial conversion feature. The Company received cash proceeds of $4,210,000. Out of the total cash proceeds, $810,000 was collected subsequent to December 31, 1998 at various dates between January 4 and January 8, 1999 and thus was recorded as a receivable as of December 31, 1998. The issued preferred stock can be converted into shares of common stock on a one for one basis.

The preferred stock agreements provide for the holders of preferred stock to participate in dividends as and if declared on common and preferred stock and the right to elect one director to the Company's board of Directors. The preferred stockholders have the right to convert their shares into the Company's common stock on a 1 for 1 basis and have liquidation preference increasing over time from $7.50 to $9.30 per share after 3 years. The preferred stock has antidilution provisions and registration rights.

Common Stock

During 1998, $72,300, $488,700 and $375,000 of convertible debt (see Note 3) and accrued interest of $56,800 were converted to common stock at conversion prices of $2.00, $1.00, and $0.75 per share, respectively. Another $725,000 of convertible debt and accrued interest of $19,200 was converted to Series B Preferred Stock at $2.00


                                      F 14
per share. In connection with the conversions to Series B Preferred Stock, the Company granted the noteholders 48,310 warrants to purchase common stock at $2.00 per share (see Note 3).

During 1999 the Company issued 499 shares of common stock to a contractor in lieu of services performed. An expense of $4,054 was recorded as sales and marketing expense, based on the fair value of the shares issued.

During 1999, the Company acquired all the stock of a privately held Delaware corporation Timeshift TV Inc. ("Timeshift TV") in order to obtain certain intellectual property and patent application rights owned by Timeshift TV. Timeshift TV had no active business operations; the intellectual properties were its sole assets. There were no liabilities assumed in the transaction. The consideration of 200,000 shares of the Company's common stock was valued at $6.65 per share, which approximated the trading value of the stock on the OTC market, for a total of $1,330,000. Since the technology acquired had not yet reached technological feasibility, the entire amount was expensed as in-process research and development. Timeshift TV was owned at the time of purchase by the Company's CEO and two of the Company's management employees.

Warrants

At December 31, 1999, warrants are outstanding as follows:

   Warrants issued upon 1998 issuance of convertible debt,
   $1 to $2.36 per share                                              382,000

   Warrants issued upon 1998 conversion of convertible debt
   to Series B Preferred Stock, $2.00 per share                        48,310

   Warrants issued upon 1998 sale of Series B Preferred Stock,
   $2.00 per share                                                    273,650

   Warrants issued upon 1999 exercise of warrants for investment units of Series A Preferred Stock and additional warrants
   for Common stock,  $1.50 per share                                 180,488

   Warrants issued upon 1999 issuance of convertible debt,
   $5.00 per share                                                     20,936
                                                                      -------
                                                                      905,384
                                                                      =======

During 1999 the Company issued debt of $4,905,000, in the form of notes payable, containing a beneficial conversion feature which resulted in the Company recording an interest expense of $1,396,993 (see Note 3). Certain of these notes were issued with warrants covering 20,936 shares of common stock with a strike price of $5.00, expiring in five years. This resulted in an additional expense to the Company of $70,153 based on the fair value of the warrants issued, calculated on the Black-Scholes option pricing model with the following weighted average assumptions: volatility of 117%, expected dividend yield 0%, risk free interest rate of 6.10%, and an expected life of 2.5 years. See also Note 11 for warrants issued in January 2000.

Stock Options

On November 6, 1992, the Board of Directors adopted the 1992 Stock Incentive Plan. Under the plan, the Board may grant options to officers, key employees, directors and consultants. Incentive stock options may be granted at not less than 100% of the fair market value of the stock on the date the option is granted. The option price of stock not intended to qualify as incentive stock options may not be less than 85% of the fair market value on the date of grant. The maximum term of the options cannot exceed ten years. A total of 3,500,000 shares has been reserved for issuance under the plan.

On April 29, 1998 the Board of Directors adopted the 1998 Stock Incentive Plan. Under the plan, the Board may grant options to officers, key employees, directors and consultants. Incentive stock options may be granted at not less than 100% of the fair market value of the stock on the date the option is granted. The option price of stock not


                                      F 15
intended to qualify as incentive stock options may not be less than 85% of the fair market value on the date of grant. The maximum term of the options cannot exceed ten years. A total of 4,000,000 shares have been reserved for issuance under the plan.

On August 23, 1999, the Board of Directors adopted the 1999 Stock Incentive Plan. Under the plan, the Board may grant options to officers, key employees, directors and consultants. Incentive stock options may be granted at not less than 100% of the fair market value of the stock on the date the option is granted. The option price of stock not intended to qualify as incentive stock options may not be less than 85% of the fair market value on the date of grant. The maximum term of the options cannot exceed ten years. A total of 3,000,000 shares have been reserved for issuance under the plan.

During 1998, the Company issued stock options in lieu of cash for services performed, covering approximately 550,000 shares of the Company's common stock at exercise prices ranging from $1.00 to $3.50 per share, expiring between September 2000 and December 2003. $727,726 was recorded as a general and administrative expense based on the fair value of the stock options issued. The per share weighted average fair value of stock options granted during 1998 was $1.73, calculated on the Black-Scholes option pricing model with the following weighted average assumptions: volatility of 136% expected dividend yield of 0%, risk free interest rate of 5.05%, and an expected life of 1.5 years.

During 1999, the Company issued stock options in lieu of cash for services performed, covering 120,621 shares of the Company's common stock at exercise prices ranging from $2.19 to $9.72 per share, expiring between February 2000 and December 2004. $105,805 was recorded as a general and administrative expense, $160,588 was recorded as a sales and marketing expense and $2,082 was recorded as a research and development expense based on the fair value of the stock options issued. The per share weighted average fair value of stock options granted during 1999 was $5.23 calculated on the Black-Scholes option pricing model with the following weighted average assumptions: volatility of 117% expected dividend yield of 0%, risk free interest rate of 5.08%, and an expected life of 1.5 years.

Stock option activity for 1997, 1998 and 1999 follows:

                                                                     Weighted
                                                  Number of           Average
                                                    Shares        Exercise Price
                                                    ------        --------------
            Balance on December 31, 1996          2,864,774          $ 1.52
            Options granted                         286,356            1.00
            Options forfeited                      (500,000)           1.00
            Options expired                        (112,500)           1.39
                                                   --------            ----


            Balance on December 31, 1997          2,538,630            1.85
            Options granted                       4,117,101            3.01
            Options exercised                      (139,501)           2.28
            Options expired                        (105,719)           2.65
            Options forfeited                      (121,248)           1.56
                                                   --------            ----


            Balance on December 31, 1998          6,289,263            2.52
            Options granted                       1,302,000            6.65
            Options exercised                      (111,800)           1.01
            Options expired                        (200,000)           1.00
            Options forfeited                      (353,600)           2.78
                                                   --------            ----


            Balance on December 31, 1999          6,925,863          $ 3.36
                                                  =========           =====


                                      F 16

Stock options outstanding and exercisable at December 31, 1999 from the 1992, 1998 and 1999 Plans consisted of:


                                     Outstanding                                Exercisable
                        ------------------------------------      --------------------------------------
                                                      Weighted                                    Weighted
                                        Weighted      Average                       Weighted      Average
                          Shares        Average      Remaining        Shares        Average      Remaining
        Price           Outstanding      Price          Life       Outstanding       Price          Life
        -----           -----------      -----          ----       -----------       -----          ----
 $0.90 - $1.00           1,453,580       $ 1.00         4.90        1,453,580        $ 1.00         4.90
 $1.37 - $2.91           1,166,556       $ 2.15         3.42          917,538        $ 2.11         3.34
 $3.00 - $3.16             371,327       $ 3.07         3.62          176,126        $ 3.08         3.63
     $3.50               2,375,400       $ 3.50         3.51        1,497,031        $ 3.50         3.47
 $3.75 - $9.72           1,559,000       $ 6.31         4.35          478,083        $ 4.70         3.98
                         ---------       ------         ----        ---------        ------         ----
Total $0.90 to $9.72     6,925,863       $ 3.36         3.98        4,522,358        $ 2.53         3.96
                         =========       ======         ====        =========        ======         ====

The Company accounts for employee and director stock options under the intrinsic value method permitted by APB No. 25. Had the Company determined compensation cost based on the fair value at the grant date for its stock options consistent with the fair value method described in SFAS No. 123, the Company's net loss applicable to common stockholders and net loss per share would have been increased to pro forma amounts indicated below:

                                                              Years ended December 31,
                                                              ------------------------
                                                      1997              1998              1999
                                                      ----              ----              ----
   Net loss applicable to common
shareholders, as reported                         $(2,062,373)      $(15,678,845)    $(12,977,729)

    Pro forma                                     $(2,071,358)      $(16,960,138)    $(17,356,452)

   Net loss per share as reported                 $     (0.39)      $      (2.35)    $      (1.42)

    Pro forma                                     $     (0.39)      $      (2.55)    $      (1.90)

(5) ACCRUED EXPENSES

Accrued expenses are comprised of the following:

                                                                           December 31,
                                                                       1998          1999
                                                                       ----          ----
                                       Employee benefits            $ 64,711       $163,828
                                       Professional services          16,773         44,546
                                                                    --------       --------
                                       Total                        $181,484       $208,374
                                                                    ========       ========

(6) LEASE COMMITMENTS

The Company leases its office space under an operating lease expiring in 2002.


                                                               Years ended December 31,
                                                               ------------------------
                                                             1997        1998        1999
                                                             ----        ----        ----
                               Rent expense                 $91,000    $ 104,969   $ 299,077
                                                            =======    =========   =========


                                      F 17

The following is a summary of future minimum lease payments for operating leases at December 31, 1999:


                                                                                Operating
                                   Years Ending December 31:                     Leases
                                   -------------------------                     ------
                                        2000                                 $    442,100
                                        2001                                      439,600
                                        2002                                       36,000
                                                                             ------------
                        Total lease payments                                 $    917,700
                                                                             ============

(7)      INCOME TAXES

At  December  31,  1999 the Company had net  operating  loss  carryforwards  for federal and state income tax purposes of approximately $21,329,000 and $9,522,000 respectively, which, are available to offset future taxable income, if any, through 2019 and 2004, respectively.

Actual income tax benefit differs from the benefit expected by applying the federal statutory rate of 34% to pretax loss as follows:


                                                                       Years ended December 31,
                                                              --------------------------------------------
                                                                  1997            1998            1999
                                                              -------------   -------------   ------------
       Expected tax benefit                                     $(701,000)     $(2,352,000)    $(4,412,000)

       State tax benefit, net of federal effect                   (61,000)        (207,000)       (715,000)

       Non deductible equity adjustment                                --               --         442,000

       Research and experimentation credit                         (4,000)         (31,000)       (289,000)

       Increase in valuation allowance                            589,000        2,250,000       4,096,000
       Other                                                      177,000          340,000        (878,000)
                                                                ---------      -----------     -----------

       Actual tax benefit                                       $      --      $        --     $        --
                                                                =========      ===========     ===========

The temporary differences that give rise to deferred tax assets and liabilities at December 31, 1998 and 1999 are as follows:


                                      F 18


                                                                      December 31,
                                                                  1998            1999
                                                                  ----            ----
Deferred tax assets:
    Net operating loss carryforwards for income taxes          $ 5,068,400    $ 7,807,400
    Accruals                                                        10,400         62,500
    Capitalized research and experimentation                            --        984,400
    Research and experimentation credit carryforward               137,100        449,900
    Patents                                                         43,500         41,500
                                                               -----------    -----------

           Total gross deferred tax assets                       5,259,400      9,345,700


Less valuation allowance                                        (5,247,800)    (9,343,600)
                                                               -----------    -----------

            Net deferred tax assets                                 11,600          2,100
                                                               -----------    -----------

Deferred tax liabilities-depreciation and amortization             (11,600)        (2,100)
                                                               -----------    -----------

           Net deferred tax assets                             $        --    $        --
                                                               ===========    ===========

The net change in the valuation allowance for 1997, 1998 and 1999 was an increase of $589,100, $2,250,300 and $4,095,800, respectively. In assessing the amount of deferred tax assets to be recognized, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. Management cannot determine at this time that the deferred tax assets are more likely to be realized than not; accordingly, a full valuation allowance has been established.

The Tax Reform Act of 1986 imposed substantial restrictions on the utilization of net operating losses and tax credits in the event of an "ownership change," as defined by the Internal Revenue Code. All federal and state net operating loss carryforwards are subject to limitation as a result of these restrictions. If there should be a subsequent ownership change, as defined, the Company's ability to utilize its carryforwards could be reduced.

(8) CONCENTRATIONS AND SEGMENT DISCLOSURES

The Company's primary source of future revenue is from the licensing of burst technology and the Company's eventual success will be largely dependent on this product. Changes in desirability of the product in the marketplace may significantly affect the Company's future operating results.

The Company operates in one segment and, accordingly only enterprise-wide disclosure is presented. The Company recognized no foreign revenues in 1997, 1998 or 1999.

(9) RECENTLY ISSUED ACCOUNTING STANDARDS

In March 1998, The American Institute of Certified Public Accountants issued Statement of Position ("SOP") No. 98-1, Accounting for the Costs of Computer Software Developed or Obtained for Internal Use. SOP No. 98-1 requires that certain costs related to the development or purchase if internal-use software be capitalized and amortized over the estimated useful life of the software. The adoption of SOP No. 98-1 as of January 1, 1999, did not have a material impact on its results of operations

The FASB recently issued SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities. SFAS No. 133 addresses the accounting for derivative instruments, including derivative instruments embedded in other contracts. Under SFAS No. 133, entities are required to carry all derivative instruments in the balance sheet at fair value. The accounting for changes in the fair value (i.e., gains or losses) of a certain derivative instrument depends on whether it has been designated and qualifies as part of a hedging relationship, and, if so, the reason for holding it. SFAS No. 133, as amended, is effective for years beginning after June 15, 2000. The Company historically has not used derivatives or hedges and thus believes adoption of this standard will have little or no effect.


                                      F 19

(10) LEGAL SETTLEMENT

In October of 1996, the Company entered into a settlement agreement with certain investors in connection with the Company's Series F convertible stock financing pursuant to a consulting agreement. The settlement required the Company to pay $110,000. In October 1997 the amounts outstanding were consolidated into one convertible promissory note maturing on March 31, 1999. Monthly payments of principal and interest were made on this note through November 1998, at which time the remaining balance of $24,333 was converted into common stock.

(11) SUBSEQUENT EVENTS

During January, 2000 the Company received $430,000 evidenced by notes payable convertible into common stock, due in one year. Of the total, $100,000 was received from an entity in which one of the Company's directors is a principal. Of the total, $100,000 was received from an entity in which one of the Company's directors is a principal. The conversion rate was the same as the convertible notes issued in 1999 (see Note 3). The notes were issued with a total of 14,060 warrants to purchase common stock at $5.00 per share valued at $11,440 based on the fair value of the warrants. Upon completion of the private placement discussed in the following paragraph, these and all other notes currently outstanding (see Note 3), totaling $5,335,000, were converted as of January 31, 2000. The conversion price was $4.00 per share of common stock plus one warrant per share of common stock acquired by conversion. Each warrant has an exercise price of $5.00 and expires 5 years from the date of issue.

The Company completed a purchase and sales agreement of its common stock in January 2000. In addition to the conversion of notes outstanding referred to above, the Company received $13,898,500 in cash from various investors, including some directors and employees of the company, in exchange for 4,808,375 shares of common stock and 4,808,375 warrants to purchase common stock, offset by approximately $1,103,000 in transactions costs. The price per share of common stock was $4.00. Each warrant is exercisable for one share of common stock at an exercise price of $5.00 per share and expires 5 years from the date of issue. Compensation expense of $79,313 was recorded as a result of sales of 158,625 shares of stock and issuance of 158,625 warrants to employees. The fair value of each warrant was determined to be $.62, calculated using the minimum present value method assuming an interest rate of 6.10% and an estimated life of 30 months. The compensation expense of $79,313 represents the excess of the fair market value of both the stock and warrants over the price paid.

At the same time, conditioned on the closing of the above private placement financing, all holders of preferred stock agreed to exchange their preferred stock for common stock at a 1:1 conversion.

The newly issued shares carried registration rights providing for additional shares to be issued if a Registration Statement covering the shares and certain related warrants was not declared effective within 120 days after January 31, 2000, close of the offering. Effectiveness of the Registration Statement did not occur until August 14, 2000; the delay resulted in the issuance of penalty shares of common stock totaling 126,626 shares to be issued to the original holders under the Registration Rights Agreement.

The Company granted options to purchase 90,250 shares of common stock to employees on February 1, 2000. Of these options, options to purchase 45,125 shares were issued with an exercise price of $4.00 per share and expire on April 30, 2000. The remaining options to purchase 45,125 shares were issued with an exercise price of $5.00 per share and expire 5 years from the issue date. To the extent that any of the options with an exercise price of $4.00 per share are not exercised by April 30, 2000, then options to purchase a equal number of shares at an exercise price of $5.00 will terminate. As a result of these grants, the Company recorded compensation expense of $22,563.

During the six months ended June 30, 2000 the Company granted options to purchase 1,012,650 shares of common stock to employees and options to purchase 100,000 shares of common stock were granted to Board Members, all exercisable at $4.50 per share. Options were exercised during the same period to purchase 174,239 shares of common stock at an average price of $1.49 per share. (Unaudited).


                                      F 20

During the six months ended June 30, 2000, 50,000 warrants were exercised for 50,000 shares of common stock at $1 per share and 100,000 options were issued for services performed, with exercisable prices ranging between $6 to $7.50 per share. (Unaudited).

On August 25, 2000, the Company sold 857,633 shares of common stock at a purchase price of $5.83 per share, for an aggregate purchase price of $5 million. In addition to these shares, the purchaser received a warrant to purchase up to 857,633 shares at an exercise price of $5.83 per share. The warrant is exercisable for a term of three years from the date of issuance. (Unaudited)


                                      F 21

                                     PART II

                    [INFORMATION NOT REQUIRED IN PROSPECTUS]

Item 13. Other Expenses of Issuance and Distribution.

The following table indicates the expenses to be incurred in connection with the offering described in this Registration Statement, all of which will be paid by us. All amounts are estimates, other than the registration fee, the NASD filing fee, and the Nasdaq Small Cap Market listing fee.

     SEC Registration fee..........................       $ 16,896
                                                          --------
     Nasdaq Small Cap listing fee..................       $  1,000
     Accounting fees and expenses..................         25,000
     Legal fees and expenses.......................         40,000
     Printing expenses.............................         10,500
     Blue sky fees and expenses....................          5,000
     Miscellaneous fees and expenses...............          5,000
                                                          --------
     Total.........................................       $103,396
                                                          --------


Item 14. Indemnification of Directors and Officers.

Section 102 of the Delaware General Corporation Law, or the DGCL, as amended, allows a corporation to eliminate the personal liability of directors of a corporation to the corporation or its stockholders for monetary damages for a breach of fiduciary duty as a director, except where the director breached his duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase in violation of Delaware corporate law or obtained an improper personal benefit.

Section 145 of the DGCL provides, among other things, that we may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding (other than an action by us or in our right) by reason of the fact that the person is or was our director, officer, agent or employee or is or was serving at our request as a director, officer, agent, or employee of another corporation, partnership, joint venture, trust or other enterprise, against expenses, including attorneys' fees, judgment, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with the action, suit or proceeding. The power to indemnify applies (a) if the person is successful on the merits or otherwise in defense of any action, suit or proceeding, or (b) if the person acted in good faith and in a manner he reasonably believed to be in our best interest, or not opposed to our best interest, and with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The power to indemnify applies to actions brought by us or in our right as well, but only to the extent of defense expenses (including attorneys' fees but excluding amounts paid in settlement) actually and reasonably incurred and not to any satisfaction of judgment or settlement of the claim itself, and with the further limitation that in these actions no indemnification shall be made in the event of any adjudication of negligence or misconduct in the performance of his duties to us, unless the court believes that in light of all the circumstances indemnification should apply.

Section 174 of the DGCL provides, among other things, that a director, who willfully or negligently approves of an unlawful payment of dividends or an unlawful stock purchase or redemption, may be held liable for these actions. A director who was either absent when the unlawful actions were approved or dissented at the time, may avoid liability by causing his or her dissent to these actions to be entered in the books containing the minutes of the meetings of the board of directors at the time the action occurred or immediately after the absent director receives notice of the unlawful acts.

Our certificate of incorporation includes a provision that eliminates the personal liability of its directors for monetary damages for breach of fiduciary duty as a director, except for liability:

     o for any breach of the director's duty of loyalty to us or our stockholders;

     o for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

     o under the section 174 of the DGCL regarding unlawful dividends and stock purchases; or

     o for any transaction from which the director derived an improper personal benefit.

     o    These provisions are permitted under Delaware law.

     o    Our bylaws provide that:

     o we must indemnify our directors and officers to the fullest extent permitted by Delaware law;

     o we may indemnify our other employees and agents to the same extent that we indemnified our officers and directors, unless otherwise determined by our board of directors; and

     o we must advance expenses, as incurred, to our directors and executive officers in connection with a legal proceeding to the fullest extent permitted by Delaware law.

The indemnification provisions contained in our certificate of incorporation and bylaws are not exclusive of any other rights to which a person may be entitled by law, agreement, vote of stockholders or disinterested directors or otherwise. In addition, we maintain insurance on behalf of our directors and executive officers insuring them against any liability asserted against them in their capacities as directors or officers or arising out of this status.

We intend to enter into agreements to indemnify our directors and executive officers, in addition to indemnification provided for in our bylaws. These agreements, among other things, will provide for indemnification of our directors and executive officers for expenses, judgments, fines and settlement amounts incurred by any such person in any action or proceeding arising out of the person's services as a director or executive officer or at our request. We believe that these provisions and agreements are necessary to attract and retain qualified persons as directors and executive officers.

Item 15. Recent Sales of Unregistered Securities.

2000:

On August 25, 2000, we sold 857,633 shares of common stock at a purchase price of $5.83 per share, for an aggregate purchase price of $5 million. In addition to these shares, the purchaser received a warrant to purchase up to 857,633 shares at an exercise price of $5.83 per share. The warrant is exercisable for a term of three years from the date of issuance.

As of January 31, 2000 we sold 4,808,375 shares of common stock at a purchase price of $4.00 per share, for an aggregate purchase price of $19.2 million. We raised $13.9 million in cash in the offering, and the remaining $5.3 million was conversion of notes payable. In addition to the common shares, purchasers also received warrants to purchase up to an aggregate of 4,808,375 shares of our common stock, at an exercise price of $5.00 per share. The warrants are exercisable for a term of five years from the date of issuance.

Effectiveness of the Registration Statement covering the January 2000 register shares occurred on August 14, 2000, instead of 120 days after closing. The delay resulted in the issuance of penalty shares of common stock totaling 126,621 shares to be issued to the original holders under the Registration Rights Agreement.


Cash Purchases:

           Investor               Amount Invested     Common Shares        Warrants
           --------               ---------------     -------------        --------
Special Situations Funds             $ 4,000,000         1,000,000         1,000,000
Chelsey Capital                        3,000,000           750,000           750,000
BayStar Capital                        3,000,000           750,000           750,000
Ravinia Capital Ventures               2,374,000           593,500           593,500
Erik Franklin                            400,000           100,000           100,000
Dorothy Lyddon                           200,000            50,000            50,000
Kyle Faulkner                            250,000            62,500            62,500
Doug Glen                                100,000            25,000            25,000
Others (under $100,000)                  574,500           143,625           143,625
                                     -----------       -----------       -----------

Total Cash Purchases                 $13,898,500         3,474,625         3,474,625
                                     ===========       ===========       ===========


         Conversion of Notes Payable:

             Investor               Notes Converted      Common Shares      Warrants
             --------               ---------------      -------------      --------
Storie Partners                       $2,000,000           500,000           500,000
Mercer Management                      1,550,000           387,500           387,500
Reed Slatkin                             520,000           130,000           130,000
Robert London                            500,000           125,000           125,000
Independence Properties LLC              100,000            25,000            25,000

Others (under $100,000)                  665,000           166,250           166,250
                                      ----------        ----------        ----------

Total Note Conversions                $5,335,000         1,333,750         1,333,750
                                      ==========        ==========        ==========

2000:

During January 2000 we received $430,000 evidenced by notes payable convertible into our common stock, due in one year. The conversion rate was the lower of (1) $6.50, (2) 80% of the average closing price of our publicly traded shares in the 20 trading days immediately preceding the closing of an ongoing private placement, or (3) the price agreed in that private placement. These notes were part of the conversion to common stock described above.

1999:

During the period July 1999 through December 31, 1999, we received $4,905,000 evidenced by notes payable convertible into our common stock, due in one year. The conversion rate was the lower of (1) $6.50, (2) 80% of the average closing price of our publicly traded shares in the 20 trading days immediately preceding the closing of an ongoing private placement, or (3) the price agreed in that private placement. (See Item 2. Financial Information - Management's Discussion and Analysis of Financial Condition and Results of Operations - Liquidity and Capital Resources, June 30, 1999 vs. December 31, 1998" and "Item 7. Certain Relationships and Related Transactions").

On August 3, 1999, we issued 200,000 shares of common stock in exchange for all of the outstanding stock of Timeshift-TV. We have the option to repurchase 100,000 shares for $10.00 upon the occurrence of certain events. (See "Item 7. Certain Relationships and Related Transactions").

In April 1999 an employee exercised options to purchase 5,000 and 1,800 shares of our common stock at $0.88 and $1.06 per share, respectively, resulting in $6,300 proceeds to us.

A holder of Series A, (formerly Series F) convertible preferred stock converted 5,000 shares of that stock into 5,000 shares of common stock in February, 1999. (See "Item 7. Certain Relationships and Related Transactions").

From February 10 to February 26, 1999, the holders of our Series A (formerly Series F) convertible preferred stock exercised warrants issued with that stock to purchase 1,025,000 shares of our common stock at $1.50 per share, resulting in cash proceeds of $1,537,500.

In February 1999, a contractor, Matt Rothman, received 499 shares of common stock for services resulting in $4,054 of compensation expense to us.

Also in February 1999, Sales Consultants of Columbia, MD received options to purchase 36,000 shares of common stock at $9.72 per share in exchange for services, resulting in compensation expense of $160,588 to us.

In January 1999, in a series of cashless exercises Imperial Bank exercised 250,000 warrants to purchase 226,140 shares of our common stock at $1.00 per share. This same institution also exercised 31,250 warrants to purchase 26,122 shares of our common stock at $1.60 per share.

In January 1999, two contractors, subsequently hired as employees, received options to purchase 621 and 9,000 shares of common stock at prices of $2.19 and $2.91 per share, respectively in exchange for services rendered, resulting in compensation expense of $26,448 to us.

1998:

As of December 31, 1998, we sold 2,476,609 shares of Series B convertible preferred stock ("Series B"), at a purchase price of $2.00 per share, for an aggregate purchase price of $4.95 million. IVT raised $4.21 million in cash in the offering, and the remaining $743,000 was paid by cancellation of debt. In addition to the Series B, we also issued in the offering warrants to purchase up to an aggregate of 312,960 shares of our common stock, at an exercise price of $2.00 per share. The warrants are exercisable for a term of five years from the date of issuance.

Series B - Cash Purchases:


                         Investor                    Amount Invested    Preferred Shares     Warrant Shares
                         --------                    ---------------    ----------------     --------------
         Storie Partners                              $2,000,000           1,000,000          130,000
         John Lyddon                                     310,000             155,000           20,150
         Robert London                                   500,000             250,000           32,500
         Mindful Partners                                500,000             250,000           32,500
         Reed Slatkin                                    500,000             250,000           32,500
         Dorothy Lyddon                                  100,000              50,000            6,500
         Frank Kramer                                    100,000              50,000            6,500
         Keith Koch                                      100,000              50,000            6,500
         Universal Warranty Corp.                        100,000              50,000            6,500
                                                      ----------            --------          -------
         TOTAL                                        $4,210,000            2,105,000         273,650
                                                      ==========            =========         =======

               Series B - Debt Converted:
                         Investor                    Debt Converted     Preferred Shares     Warrant Shares
                         --------                    --------------     ----------------     --------------
         Mercer Management                             $ 431,758             215,879           28,065
         Robert London                                   232,864             116,432           15,136
         Draysec Finance Ltd.                             78,596              39,298            5,109
                                                       ---------             -------            -----
         TOTAL                                         $ 743,218             371,609            48,310
                                                       =========             =======            ======

In 1998, Mercer Management. loaned us $100,000 in exchange for a six-month promissory note bearing at interest 10.5%. This promissory note provided that Mercer Management a right of conversion at the conversion rate of $1.00 per share.

Also in 1998, David Morgenstein, our former Chief Operating Officer and Mercer Management provided funds of $300,000 and $200,000, respectively, in exchange for promissory notes. These funds were used to retire a line of credit with Imperial Bank. These notes provided for interest at a rate of prime plus 2% payable monthly in arrears and had a due date of July 15, 1998. Additional consideration for the notes included 60,000 and 40,000 shares, respectively, of the Company's common stock and warrants to purchase an additional 60,000 and 40,000 shares, respectively, of common stock at the exercise price of $1.00 per share. The $500,000 in notes also provided for automatic extensions through December 31, 1998 for additional consideration in the form of 60,000 and 40,000 shares, respectively of our common stock and warrants to purchase additional 60,000 and 40,000 shares, respectively, of Common Stock at the exercise price of $1.00 per share.

Also during March 1998, Mercer Management elected to exercise its 200,000 warrants to purchase common stock associated with Series F (renamed Series A) convertible preferred stock, pursuant to an offering by us to reduce the exercise price of those warrants for the period from February 14, 1998 to March 15, 1998 to $0.75 per share. As a result of the exercise of these warrants, we received $150,000 from Mercer Management, and Mercer Management was issued an additional 200,000 shares of common stock of the Company.

1997:

During 1997, Mercer Management, Mindful Partners and Draysec Finance Limited invested an additional $550,000 for the purchase of 550,000 investment units consisting of Series F (renamed Series A) Convertible Preferred Stock and 550,000 warrants to purchase common stock of our company at $1.00 per share. Additionally, Rudick Asset Management received 100,000 units and 100,000 warrants to purchase our common stock at $1.00 per share as a finders' fee. (See "Item 7. Certain Relationships and Related Transactions").

During 1997, Draysec Finance Limited invested $200,000 for the purchase of 200,000 investment units, consisting of Series F (renamed to Series A) convertible preferred stock and warrants to purchase 200,000 shares of our common stock at $1.00 per share. Our board of directors extended the exercise date for the Series F Warrants to February 26, 1999 and increased the exercise price to $1.50 per share after January 26, 1998. Additionally, Draysec Finance Limited provided a loan of $80,000 in consideration for a six month promissory note from us with an interest rate of 10.5% and a warrant to purchase 16,000 shares of our common stock at an exercise price of one dollar per share.

During 1997, Mercer Management Inc. converted its 300,000 shares of Series E Convertible Preferred stock into shares of our Common Stock at the conversion rate of one share of preferred stock to one share of common stock.

In order to provide bridge financing for us during the last quarter of 1997, Mercer Management, Inc. loaned us $100,000 cash. In consideration for this loan, we issued Mercer Management Inc. a six-month promissory note in the amount of $100,000 at an interest rate of 10.5%. Additional consideration was provided by us in the form of a warrant to purchase 20,000 shares of our common stock at the exercise price of $1.00 per share.

The sales of the above securities were deemed to be exempt from registration under the Securities Act of 1933, as amended (the "Act") in reliance on Section 4(2) of the Act, Regulation D promulgated under the Act, Regulation S promulgated under the Act, or Rule 701 promulgated under Section 3(b) of the Act. In each such transaction, the recipients of securities represented their intentions to acquire securities for investment only and not with a view to or for sale in connection with any distribution thereof, and appropriate legends were affixed to the securities issued in such transactions.

Item 16. Exhibits and Financial Statement Schedules.

a. Exhibits


     Exhibit                                 Description
     -------     ---------------------------------------------------------------

         2.1 **  State of Arizona, Articles of Merger of Video Press, Inc. into Explore Technology, dated
                 December 28, 1990; Agreement and Plan of Merger dated August 29, 1993.

         2.2 **  Action by  Unanimous  Consent of Board of Directors of Explore Technology, Inc., July 15,
                 1992.

         2.3 **  Certificate of Merger of Time Shift TV, Inc. into IVT Delaware, Inc. dated July 26, 1999.

         2.4 **  Agreement  and  Plan of  Reorganization  between  Instant  Video Technologies, Inc., IVT,
                 Delaware, and Time Shift TV dated August 3, 1999.

        3.1.1**  Certificate of Incorporation of Catalina Capital Corp. dated April 27, 1990.

        3.1.2**  Certificate of Amendment to the Certificate of Incorporation of Catalina Capital Corp.
                 changing its name to Instant Video Technologies, Inc. dated August 17, 1992.

        3.1.3**  Amended and Restated Certificate of Incorporation dated January 27, 2000.

        3.2.1**  Bylaws of Catalina Capital Corp. dated April 27, 1990; Amendment No. 1 dated April 5, 1993.

        3.3.2**  Amended and Restated Bylaws dated January 27, 2000.

        3.3.3**  Certificate of Status Foreign Corporation dated March 12, 1993.

          4.1**  Specimen common stock certificate.

         4.2 **  Prospectus for Catalina Capital Corp. dated October 17, 1990.

         4.3 **  SEC Form S-18 for Catalina Capital Corp. dated June 29, 1990.

         4.4 **  Amendment No. 1 to SEC Form S-18 for Catalina Capital Corp. dated August 10, 1990.

         4.5 **  Amendment No. 2 to SEC Form S-18 for Catalina Capital Corp. dated September 28, 1990.

         4.6 **  Certificate of Designation for Catalina Capital Corp. of Series A Preferred Stock dated Aug.
                 4, 1992.

         4.7 **  Certificate of Designation for Catalina Capital Corp. of Series B-1, B-2, B-3 and B-4
                 Convertible Preferred Stock, dated August 4, 1992.

         4.8 **  Certificate of Designation for Catalina Capital Corp. of Series C
                 Preferred Stock, dated August 4, 1992.

         4.9 **  Certificate of Designation for Instant Video Technologies, Inc. of Series D Convertible
                 Preferred Stock, dated December 23, 1992.



        4.10 **  Certificate of Designation for Instant Video Technologies, Inc. of Series E Convertible
                 Preferred Stock, dated May 9, 1995.

        4.11 **  Certificate of Designation for Instant Video Technologies, Inc. of Series F Convertible
                 Preferred Stock, dated February 13, 1996.

        4.12 **  Certificate  of  Designation of Instant Video  Technologies, Inc.  filing  Certificate of Elimination of Series A Preferred Stock,  Series B-1, B-2, B-3, B-4 Convertible
                 Preferred Stock, Series C Preferred Stock, Series D Convertible  Preferred Stock
                 and Series E  Convertible  Preferred  Stock  dated  November 6, 1998.

        4.13 **  Amended Certificate of Designation, Statement of Establishing Series F Convertible Preferred
                 Stock AND Certificate of Designation, Statement Establishing Series B Convertible Preferred
                 Stock filed January 1, 1999

        4.14 **  Stock  Purchase  Agreement  (Series B Stock) with  Exhibit A (Warrant  to  Purchase  Shares of  Common  Stock),  Exhibit  B (Certificate of  Designation),  Exhibit C (Registration  Rights
                 Agreement), and Exhibit D (Voting and Right of First Refusal)

        4.15 **  Unit Purchase  Agreement between Instant Video  Technologies and Investors (Storie Partners,
                 Mindful Partners-Stuart Rudick, Reed Slatkin, Robert London) dated February 14, 1996.

        4.16 **  Securities  Purchase  Agreement by and among the  registrant and certain investors dated as of
                 January 27, 2000.

        4.17 **  Registration  Rights  Agreement by and among the registrant and certain investors dated as of
                 January 27, 2000.

        4.18 **  Form of Warrant to purchase shares of common stock issued to certain investors on January 27, 2000

        4.19 **  Form  of  Lock-up   Agreement   entered  into  between  the registrant  and  each  of  certain
                 officers,   directors  and principal shareholders in January 2000.

        5.1      Opinion of Bay Venture Counsel, LLP.

        10.1 **  RMSI Reseller License Agreement.

        10.2 **  RMSI End-User Software License Agreement.

        10.3 **  I-Stream TV Reseller Agreement.

        10.4 **  Clover Technologies, Inc. Reseller license Agreement.

        10.5 **  Service Agreement with The EMS Group.

        10.6 **  Lease at 500 Sansome  Street,  San  Francisco,  CA with ten (10) Amendments.

        10.7 **  Lease for sales office in Livonia, Michigan.

        10.8 **  Lease for sales office in Golden, Colorado.

        10.9 **  Lease for sales office in Alexandria, Virginia.


        10.10**  Lease for sales office in Mount Holly, New Jersey.

        10.11**  Pat Meir Assoc. contract.

        10.12**  Employment Agreement with Richard Lang.

        10.13**  Employment Agreement with Thomas Koshy.

        10.14**  Employment Agreement with Edward Davis.

        10.15**  Employment Agreement with Richard Jones.

        10.16**  Employment Agreement with Kyle Faulkner.

        10.17**  Employment Offer Letter to David Morgenstein.

        10.18**  Employment Offer Letter to Frank Schwartz.

        10.19**  Employment Offer Letter to June White.

       10.20 **  Employment Agreement with Doug Glen.

       10.21 **  Employment Agreement with George Zraick.

       10.22 **  Employment Agreement with Dave Egan.

       10.23 **  Employment Agreement with John C. Lukrich.

        21.1 **  Subsidiaries of the registrant.

           23.1  Consent of BDO Seidman, LLP, Independent Accountants.

           23.2  Consent of KPMG LLP, Independent Accountants.

           23.3  Consent of Bay Venture Counsel, LLP (included at Exhibit 5.1)

        24.1 **  Power of Attorney (included in signature page)

           27.1  Financial Data Schedule.

-----------------
** Previously filed.


Item 17. Undertakings.

The undersigned Registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement: (i) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933; (ii) to reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement; and (iii) to include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement; provided, however, that (i) and (ii) do not apply if the Registration

Statement is on Form S-3 or Form S-8, and the information required to be included in a post-effective amendment by (i) and (ii) is contained in periodic reports filed with or furnished to the SEC by the Registrant pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the Registration Statement.

(2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers, and controlling persons of the registrant pursuant to the provisions described in Item 14, or otherwise, the registrant has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit, or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against pubic policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant under Rule 424(b) (1) or (4) or 497 (h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bonafide offering thereof.

                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this amendment to registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Francisco, State of California, on September 26, 2000.

                                          BURST.COM, INC.

                                          By: /s/ Richard Lang
                                          --------------------------------------
                                          Richard Lang, Chief Executive Officer



Pursuant to the requirements of the Securities Act of 1933, this amendment to registration statement has been signed by the following persons in the capacities and on the dates indicated.


                      Name                                            Title                                Date
/s/ Richard Lang                                  Chief Executive Officer and Chairman of the    September 26, 2000
-------------------------------                   Board (Principal Executive Officer)
Richard Lang

/s/ Douglas Glen                                  President, Chief Operating Officer and         September 26, 2000
-------------------------------                   Director
Douglas Glen

/s/ John C. Lukrich                               Chief Financial Officer (Principal             September 26, 2000
-------------------------------                   Financial and Accounting Officer)
John C. Lukrich

/s/ John J. Micek III                             Director                                       September 26, 2000
-------------------------------
John J. Micek, III

/s/ Brian Murphy                                  Director                                       September 26, 2000
-------------------------------
Brian Murphy

/s/ Joseph Barletta                               Director                                       September 26, 2000
-------------------------------
Joseph Barletta

/s/ Trevor Bowen                                  Director                                       September 26, 2000
-------------------------------
Trevor Bowen

/s/ Mark Hubscher                                 Director                                       September 26, 2000
-------------------------------
Mark Hubscher

* By: /s/ Richard Lang
----------------------
  Richard Lang, Attorney-in-Fact

                                  EXHIBIT INDEX


     Exhibit                                 Description
     -------     ------------------------------------------------------------

         2.1 **  State of Arizona, Articles of Merger of Video Press, Inc. into Explore Technology, dated
                 December 28, 1990; Agreement and Plan of Merger dated August 29, 1993.

         2.2 **  Action by  Unanimous  Consent of Board of Directors of Explore Technology, Inc., July 15,
                 1992.

         2.3 **  Certificate of Merger of Time Shift TV, Inc. into IVT Delaware, Inc. dated July 26, 1999.

         2.4 **  Agreement  and  Plan of  Reorganization  between  Instant  Video Technologies, Inc., IVT,
                 Delaware, and Time Shift TV dated August 3, 1999.

        3.1.1**  Certificate of Incorporation of Catalina Capital Corp. dated April 27, 1990.

        3.1.2**  Certificate of Amendment to the Certificate of Incorporation of Catalina Capital Corp.
                 changing its name to Instant Video Technologies, Inc. dated August 17, 1992.

        3.1.3**  Amended and Restated Certificate of Incorporation dated January 27, 2000.

        3.2.1**  Bylaws of Catalina Capital Corp. dated April 27, 1990; Amendment No. 1 dated April 5,
                 1993.

        3.3.2**  Amended and Restated Bylaws dated January 27, 2000.

        3.3.3**  Certificate of Status Foreign Corporation dated March 12, 1993.

         4.1 **  Specimen common stock certificate.

         4.2 **  Prospectus for Catalina Capital Corp. dated October 17, 1990.

         4.3 **  SEC Form S-18 for Catalina Capital Corp. dated June 29, 1990.

         4.4 **  Amendment No. 1 to SEC Form S-18 for Catalina Capital Corp. dated August 10, 1990.

         4.5 **  Amendment No. 2 to SEC Form S-18 for Catalina Capital Corp. dated September 28, 1990.

         4.6 **  Certificate of Designation for Catalina Capital Corp. of Series A Preferred Stock dated
                 Aug. 4, 1992.

         4.7 **  Certificate of Designation for Catalina Capital Corp. of Series B-1, B-2, B-3 and B-4
                 Convertible Preferred Stock, dated August 4, 1992.

         4.8 **  Certificate of Designation for Catalina Capital Corp. of Series C Preferred Stock, dated
                 August 4, 1992.

         4.9 **  Certificate of Designation for Instant Video Technologies, Inc. of Series D Convertible
                 Preferred Stock, dated December 23, 1992.

        4.10 **  Certificate of Designation for Instant Video Technologies, Inc. of Series E Convertible
                 Preferred Stock, dated May 9, 1995.



        4.11 **  Certificate of Designation for Instant Video Technologies, Inc. of Series F Convertible
                 Preferred Stock, dated February 13, 1996.

        4.12 **  Certificate  of  Designation of Instant Video  Technologies, Inc.  filing  Certificate of Elimination of Series A Preferred Stock,  Series B-1, B-2, B-3, B-4 Convertible
                 Preferred Stock, Series C Preferred Stock, Series D Convertible  Preferred Stock
                 and Series E  Convertible  Preferred  Stock  dated  November 6, 1998.

        4.13 **  Amended Certificate of Designation, Statement of Establishing Series F Convertible
                 Preferred Stock AND Certificate of Designation, Statement Establishing Series B
                 Convertible Preferred Stock filed January 1, 1999

        4.14 **  Stock  Purchase  Agreement  (Series B Stock) with  Exhibit A (Warrant  to  Purchase  Shares of  Common  Stock),  Exhibit  B (Certificate of  Designation),  Exhibit C (Registration  Rights
                 Agreement), and Exhibit D (Voting and Right of First Refusal)

        4.15 **  Unit Purchase  Agreement between Instant Video  Technologies and Investors (Storie Partners,
                 Mindful Partners-Stuart Rudick, Reed Slatkin, Robert London) dated February 14, 1996.

        4.16 **  Securities  Purchase  Agreement by and among the  registrant and certain investors dated as of January 27, 2000.

        4.17 **  Registration  Rights  Agreement by and among the registrant and certain investors dated as of
                 January 27, 2000.

        4.18 **  Form of Warrant to purchase shares of common stock issued to certain investors on January 27, 2000.

        4.19 **  Form  of  Lock-up   Agreement   entered  into  between  the registrant  and  each  of  certain
                 officers,   directors  and principal shareholders in January 2000.

        5.1      Opinion of Bay Venture Counsel, LLP.

        10.1 **  RMSI Reseller License Agreement.

        10.2 **  RMSI End-User Software License Agreement.

        10.3 **  I-Stream TV Reseller Agreement.

        10.4 **  Clover Technologies, Inc. Reseller license Agreement.

        10.5 **  Service Agreement with The EMS Group.

        10.6 **  Lease at 500 Sansome Street, San Francisco, CA with ten (10) Amendments.

        10.7 **  Lease for sales office in Livonia, Michigan.

        10.8 **  Lease for sales office in Golden, Colorado.

        10.9 **  Lease for sales office in Alexandria, Virginia.

        10.10**  Lease for sales office in Mount Holly, New Jersey.

        10.11**  Pat Meir Assoc. contract.


        10.12**  Employment Agreement with Richard Lang.

        10.13**  Employment Agreement with Thomas Koshy.

        10.14**  Employment Agreement with Edward Davis.

        10.15**  Employment Agreement with Richard Jones.

        10.16**  Employment Agreement with Kyle Faulkner.

        10.17**  Employment Offer Letter to David Morgenstein.

        10.18**  Employment Offer Letter to Frank Schwartz.

        10.19**  Employment Offer Letter to June White.

       10.20 **  Employment Agreement with Doug Glen.

       10.21 **  Employment Agreement with George Zraick.

       10.22 **  Employment Agreement with Dave Egan.

       10.23 **  Employment Agreement with John C. Lukrich.

        21.1 **  Subsidiaries of the registrant

           23.1  Consent of BDO Seidman, LLP, Independent Accountants

           23.2  Consent of KPMG LLP, Independent Accountants

           23.3  Consent of Bay Venture Counsel, LLP (included at Exhibit 5.1)

        24.1 **  Power of Attorney (included in signature pages)

           27.1  Financial Data Schedule

------------------
**  Previously filed.